Exhibit 2.1

Execution Version

EQUITY INTEREST PURCHASE AGREEMENT
BY AND AMONG
ENCINO ACQUISITION PARTNERS LLC
AND
CPPIB EAP US INC.,

AS THE COMPANY PARTIES,
EACH OF THE SELLERS PARTY HERETO,
AS SELLERS,

EOG RESOURCES, INC.,
AS PURCHASER,
AND

ENCINO ENERGY, LLC,
AS EMPLOYERCO

DATED AS OF MAY 30, 2025

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APPENDICES:
Appendix A	-	Definitions

ANNEXES:
Annex A	-	Ownership of Purchased Interests

EXHIBITS:
Exhibit A	-	Form of Adjustment Escrow Agreement
Exhibit B	-	[Reserved]
Exhibit C	-	Accounting Principles

COMPANY GROUP DISCLOSURE LETTER
Schedule 1.1(a)	-	Real Property Interests
Schedule 1.1(b)	-	Wells
Schedule 1.1(c)	-	[Reserved]
Schedule 3.4	-	No Conflicts
Schedule 3.5	-	Consents, Approvals or Waivers
Schedule 3.6	-	Brokerage Fees
Schedule 3.7(a)	-	Pending Litigation
Schedule 3.8	-	Taxes
Schedule 3.9	-	Compliance with Laws
Schedule 3.10	-	Material Contracts
Schedule 3.11	-	Environmental Matters
Schedule 3.12	-	Capitalization
Schedule 3.13	-	Leases
Schedule 3.14	-	Wells and Equipment
Schedule 3.18	-	Employment and Labor Matters
Schedule 3.19(a)	-	Financial Statements
Schedule 3.20(a)	-	Intellectual Property
Schedule 3.21	-	Absence of Certain Changes
Schedule 3.22	-	Insurance
Schedule 3.23	-	Commitments, Abandonments or Proposals
Schedule 3.25	-	Imbalances
Schedule 3.26	-	Suspense
Schedule 3.27	-	Bonds and Credit Support
Schedule 3.29	-	Compliance with Leases and Surface Rights
Schedule 3.30	-	Payout
Schedule 3.35	-	EmployerCo
Schedule 4.9	-	Holding Company
Schedule 4.10	-	Ownership
Schedule 5.7	-	Ownership
Schedule 7.5	-	Operation of Business
Schedule 7.8	-	Termination of Certain Related Party Contracts
Schedule 11.5	-	Allocation Schedule
Schedule 12.18	-	Knowledge Persons

v

EQUITY INTEREST PURCHASE AGREEMENT

This Equity Interest Purchase Agreement (this “Agreement”) is dated as of May 30, 2025 (the “Execution Date”), by and among Encino Acquisition Partners, LLC, a Delaware limited liability company (the “Company”), CPPIB EAP US Inc., a Delaware corporation (“Blocker Corp” and, together with the Company, the “Company Parties”), CPPIB EAP Canada, Inc., a Canadian corporation and the sole stockholder of Blocker Corp (“CPPIB”), Encino Acquisition Management, LP, a Delaware limited partnership (“EAM”), Encino Acquisition Management II, LP, a Delaware limited partnership (“EAM II” and, together with EAM and CPPIB, the “Entity Sellers”), each of the Other Class A Unitholders (together with the Entity Sellers, the “Sellers”) and EOG Resources, Inc., a Delaware corporation (“Purchaser”), and solely with respect to Section 7.5(b)(xviii), Section 7.17 and Section 7.21, Encino Energy, LLC, a Texas limited liability company (“EmployerCo” or “EAM GP”). The Company Parties, the Sellers, Purchaser and Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties.”

RECITALS:

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, the Parties desire to enter into a transaction pursuant to which Purchaser will acquire, directly or indirectly, (a) one hundred percent (100%) of the issued and outstanding limited liability company interests (the “LLC Interests”) in the Company, which are comprised of Class A Units, Class B Units and Class C Units, and (b) one hundred percent (100%) of the issued and outstanding shares of common stock, par value $0.01 per share, of Blocker Corp (the “Blocker Shares” and, together with the LLC Interests, the “Subject Interests”);

WHEREAS, as of the date hereof, each of the Sellers is the direct or indirect beneficial owner of the Subject Interests set forth opposite such Seller’s name on Annex A attached hereto (such interests, the “Purchased Interests”);

WHEREAS, concurrently with the execution of this Agreement, certain indirect equityholders of the Company are entering into restrictive covenant agreements (“Restrictive Covenant Agreements”); and

WHEREAS, the Sellers desire to sell and transfer to Purchaser, and Purchaser desires to purchase and acquire from the Sellers, all of the Purchased Interests, upon the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound by the terms hereof, agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

Section 1.1 Defined Terms. In addition to the terms defined in the preamble and the recitals of this Agreement, for purposes hereof, the capitalized terms used herein and not otherwise defined shall have the meanings set forth in Appendix A. A defined term has its defined meaning throughout this Agreement regardless of whether it appears before or after the place where it is defined, and its other grammatical forms have corresponding meanings.

Section 1.2 References and Rules of Construction. All references in this Agreement to Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions refer to the corresponding Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Exhibits, Schedules, Appendices, Articles, Sections, subsections, clauses, and other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and shall be disregarded in construing the language hereof. All references to “$” shall be deemed references to U.S. Dollars. Each accounting term not defined herein will have the meaning given to it under the Accounting Principles. Unless the context requires otherwise, the word “or” is not exclusive. As used herein, the word (a) “day” means calendar day; (b) “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (c) “this Agreement,” “herein,” “hereby,” “hereunder,” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause, or other subdivision unless expressly so limited; (d) “this Article,” “this Section,” “this subsection,” “this clause,” and words of similar import, refer only to the Article, Section, subsection, and clause hereof in which such words occur; the word “threatened” or any variation thereof means “threatened in writing”, whether or not so stated, and (f) “including” (in its various forms) means including without limitation. Pronouns in masculine, feminine, or neuter genders shall be construed to state and include any other gender, and words, terms, and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Appendices, Exhibits, and Schedules referred to herein are attached to this Agreement and by this reference incorporated herein for all purposes. Reference herein to any federal, state, local, or foreign Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise, and shall also be deemed to refer to such Laws as in effect as of the Execution Date or as hereafter amended. Examples are not to be construed to limit, expressly or by implication, the matter they illustrate. References to a specific time shall refer to the prevailing Central Time, unless otherwise indicated. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. Documents or other information or materials will be deemed to have been “made available” to Purchaser if, to the extent made available as of 12:46 a.m. Central Time on the Execution Date, such documents, information or materials have been (i) posted to an electronic data room maintained by or on behalf of Sellers or the Company Parties, or (ii) delivered or provided to Purchaser or its Affiliates or Representatives, in each case prior to the execution and delivery of this Agreement. Except as otherwise specifically provided in this Agreement, any agreement, instrument, or writing defined or referred to herein means such agreement, instrument, or writing, as from time to time amended, supplemented, or modified prior to the Execution Date. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

ARTICLE 2 PURCHASE AND SALE
Section 2.1 Purchase and Sale. At the Closing, upon the terms and subject to the conditions of this Agreement, each Seller agrees to sell, transfer, convey, assign and deliver to Purchaser, and Purchaser agrees to purchase and acquire from each Seller, all of the Purchased Interests set forth opposite such Seller’s name on Annex A, free and clear of all Encumbrances, except for restrictions on transfer under applicable securities Laws or the Organizational Documents of the Company or Blocker Corp, as applicable, in exchange for the payment (in cash) by Purchaser to each Seller in accordance with Section 2.2(b)(iv) and Section 2.2(c).

Section 2.2 Closing Payments.

(a)No later than five (5) Business Days prior to the Closing Date, Seller Representative will deliver to Purchaser a written statement (the “Estimated Closing Statement”), together with reasonable supporting documentation, setting forth (x) Sellers’ good faith estimate of (i) the Closing Net Working Capital (“Estimated Closing Net Working Capital”), (ii) Closing Indebtedness (“Estimated Closing Indebtedness”), (iii) Closing Cash and Cash Equivalents (“Estimated Closing Cash and Cash Equivalents”), (iv) Company Transaction Expenses (“Estimated Company Transaction Expenses”), (v) Other Sell-Side Transaction Expenses (“Estimated Other Sell-Side Transaction Expenses”), (vi) the Company Notes Principal Amount (which shall be the amount set forth in the definition thereof and not a separate estimate), and (vii) the resulting calculation of the Closing Purchase Price, and (y) the Notes Redemption Amount. From and after the delivery of the Estimated Closing Statement by the Seller Representative until the Closing, the Sellers shall cause each Company Group Member to make its financial and other records, work papers, supporting documentation, accounting personnel and advisors reasonably available (in each case, to the extent in their possession or control, as applicable), upon reasonable request and notice, during normal business hours to Purchaser and its Representatives for purposes of, and to the extent relevant to, review of the Estimated Closing Statement, it being understood that any and all such access and information shall be subject to the terms of Section 7.1. Within three (3) Business Days after Purchaser’s receipt of the draft Estimated Closing Statement pursuant to this Section 2.2, Purchaser may deliver to the Seller Representative a written summary containing all changes that Purchaser proposes to the Estimated Closing Statement, if any. Purchaser and the Seller Representative shall discuss in good faith any such proposed changes to the Estimated Closing Statement. If, based on such discussions, Purchaser and the Seller Representative agree on changes to the Closing Purchase Price then the Closing Purchase Price shall, for purposes of this Section 2.2, be based on such agreed changes. If Purchaser and the Seller Representative are unable to agree on any changes proposed by Purchaser to the Closing Purchase Price prior to the Closing Date, then the Closing Purchase Price as proposed by the Seller Representative in the Estimated Closing Statement shall control for the purposes of determining the amount payable to the Sellers by Purchaser at the Closing pursuant to Section 2.2(b)(iv), it being understood that in no event shall the Closing be delayed as a result of Purchaser’s review of or comment on the Estimated Closing Statement, or any failure of Purchaser or the Seller Representative to agree on changes proposed by Purchaser to the Closing Purchase Price. For the avoidance of doubt, any failure of Purchaser to dispute any item or aspect of the Estimated Closing Statement (or failure of Purchaser and the Seller Representative to agree on any adjustment proposed by Purchaser to the Seller Representative prior to the Closing) shall not preclude Purchaser from exercising any other rights under this Agreement.

(b)At the Closing, Purchaser shall make the following payments:

(i)the Adjustment Escrow Amount shall be deposited into a segregated escrow account (the “Adjustment Escrow Account”) that will be established pursuant to an escrow agreement (the “Adjustment Escrow Agreement”), which Adjustment Escrow Agreement shall be (A) entered into on the Closing Date by and among Seller Representative, Purchaser and the Escrow Agent, and (B) substantially in the form of Exhibit A attached hereto;

(ii)on behalf of the Company Group, the Funded Indebtedness as follows: (A) in respect of the Debt Payoff Amount, in accordance with the Debt Payoff Letter, and (B) in respect of the Notes Redemption Amount owing in connection with any Specified Indenture Action, to the account of the applicable trustee under the applicable Company Notes Indenture (in accordance with the applicable deposit requirements set forth in the applicable Company Notes Indenture);

(iii)on behalf of Sellers, the Company Parties, and the other Company Group Members, the Estimated Company Transaction Expenses specified by the Seller Representative (which such amounts shall be treated as unpaid as of the Calculation Time); provided that reasonable supporting documentation and other information reasonably requested by Purchaser to make such payments are provided at least two (2) Business Days prior to the Closing;

(iv)to each Seller, such Seller’s portion of the Closing Purchase Price, as specified in the Estimated Closing Statement; and

(v)to Seller Representative, the aggregate Seller Representative Expenses as directed by Seller Representative.

(c)It is understood and acknowledged that all payments to Sellers or their designees (whether by Purchaser, the Escrow Agent or otherwise) pursuant to this Section 2.2 shall be made by wire transfer of immediately available funds in accordance with the Distribution Instructions delivered by Seller Representative prior to Closing for purposes of payment of the Closing Purchase Price to Sellers or their designees. The Distribution Instructions shall specify each Seller’s portion of the Closing Purchase Price. Purchaser shall be entitled to rely conclusively on the allocation of the Closing Purchase Price across the Sellers set forth in the Distribution Instructions and shall have no liability for any errors or omissions in the Distribution Instructions.

Section 2.3 Determination of Final Purchase Price.

(a)As soon as practicable, but not later than ninety (90) days after the Closing Date, Purchaser shall prepare and deliver to Seller Representative a statement (the “Closing Statement”) setting forth (x) Purchaser’s good faith estimate of (i) the Closing Net Working Capital, (ii) Closing Indebtedness, (iii) Closing Cash and Cash Equivalents, (iv) Company Transaction Expenses, (v) Other Sell-Side Transaction Expenses, (vi) the Company Notes Principal Amount (which shall be the amount set forth in the definition thereof and not a separate estimate), and (vii) the resulting calculation of the Final Purchase Price, and (y) the Notes Redemption Amount. The Closing Statement and the calculations of each component of the Final Purchase Price set forth thereon shall be prepared in accordance with the Accounting Principles and the definitions contained in this Agreement. On or prior to the day that is sixty (60) days from the date Seller Representative receives the Closing Statement from Purchaser (the “Review Period”), Seller Representative may object to the Closing Statement by delivering to Purchaser a written statement setting forth Seller Representative’s objections in reasonable detail, indicating each disputed item or amount and the basis for Seller Representative’s disagreement therewith (the “Statement of Objections”). If Seller Representative fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Statement shall be deemed to have been accepted by the Seller Representative. Any items in the Closing Statement not objected to by the Seller Representative in the Statement of Objections shall be final, conclusive and binding on the Seller Representative. If Seller Representative delivers the Statement of Objections before the expiration of the Review Period, Purchaser and Seller Representative shall negotiate in good faith to resolve such objections within 20 days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Closing Statement, with such changes as may have been agreed in writing by Purchaser and Seller Representative, shall be conclusive, final and binding on the Parties. If Purchaser and Seller Representative fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution as follows: Purchaser and Seller Representative shall appoint by mutual agreement the office of an impartial nationally recognized firm of independent certified public accountants (the “Independent Accountant”) that, acting as an expert and not arbitrator, shall resolve the Disputed Amounts only. The Independent Accountant shall decide only the specific Disputed Amounts and its decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Statement and the Statement of Objections, respectively. The Independent Accountant shall base its determination solely on (i) the express provisions of, and defined terms contained in, this Agreement (including the Accounting Principles), and (ii) the written submissions of Purchaser and Seller Representative and shall not conduct an independent investigation. No Party shall have any ex-parte communication with the Independent Accountant relating to its services under or in connection with this Agreement or the transactions contemplated hereby. The Independent Accountant shall make a determination as soon as practicable within 30 days (or such other time as Purchaser and Seller Representative shall agree in writing) after its engagement, and its resolution of the Disputed Amounts and its adjustments to the Closing Statement shall be conclusive and binding upon the Parties as the final Closing Statement, absent fraud or manifest error. The final Closing Statement shall be revised as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.3(a), and, as so revised, such final Closing Statement shall be deemed to set forth the Final Purchase Price and each component thereof.

(b)The terms of appointment and engagement of the Independent Accountant shall be as reasonably agreed upon between Seller Representative and Purchaser, and any associated engagement fees shall initially be borne fifty percent (50%) by Seller Representative and fifty percent (50%) by Purchaser; provided that such fees shall ultimately be borne by Seller Representative and Purchaser in the same proportion as the aggregate amount of the Disputed Amounts that is unsuccessfully disputed by each such Party (as determined by the Independent Accountant) bears to the total amount of the Disputed Amounts submitted to the Independent Accountant. Except as provided in the preceding sentence, all other costs and expenses incurred by the Parties in connection with resolving any dispute hereunder before the Independent Accountant shall be borne by the Party incurring such cost and expense.

(c)Purchaser shall cause each Company Group Member to make its financial and other records, work papers, supporting documentation, accounting personnel and advisors reasonably available (in each case, to the extent in their possession or control), upon reasonable request and notice, during normal business hours to the Seller Representative and its Representatives and the Independent Accountant for purposes of, and to the extent relevant to, review of the Closing Statement (in the case of Seller Representative and its Representatives) or the resolution of any Disputed Amounts (in the case of Seller Representative and its Representatives and the Independent Accountant). Any such access shall be subject to the terms of Section 7.1 mutatis mutandis.

Section 2.4 Adjustment Amount.

(a)If the Adjustment Amount is zero or a positive amount, then within three (3) Business Days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.3, (i) Purchaser shall pay to Sellers an amount equal to the Adjustment Amount (not to exceed an amount equal to the amount of the Adjustment Escrow Funds (the “Adjustment Amount Cap”) and (ii) Seller Representative and Purchaser shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Sellers the entire amount of the Adjustment Escrow Funds. Except in the case of actual and intentional fraud, the release of the Adjustment Escrow Funds to Sellers and the payment by Purchaser to Sellers of the Adjustment Amount (if any, and not to exceed the Adjustment Amount Cap), in each case pursuant to the foregoing sentence, shall be Sellers’ and Seller Representative’s sole recourse with respect to, and the exclusive source of funds for, any payments required to be made to Sellers or Seller Representative if the Adjustment Amount is zero or a positive amount and, for the avoidance of doubt (and without limiting Sellers’ right to receive the Adjustment Escrow Funds), Purchaser shall not have any liability for any amounts due pursuant to this Section 2.4 in excess of the Adjustment Amount Cap.

(b)If the Adjustment Amount is a negative amount (the absolute value of such negative amount, the “Shortfall Amount”), then within three (3) Business Days after the date on which the Final Purchase Price is finally determined pursuant to Section 2.3, (i) in the event the Shortfall Amount (if any) is less than the amount of the Adjustment Escrow Funds, (A) Seller Representative and Purchaser shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Purchaser an amount equal to the Shortfall Amount from the Adjustment Escrow Funds and (B) distribute the remaining balance of the Adjustment Escrow Funds to Sellers, or (ii) in the event the Shortfall Amount is greater than or equal to the amount of the Adjustment Escrow Funds, then Seller Representative and Purchaser shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to deliver to Purchaser the entirety of the Adjustment Escrow Funds. Except in the case of actual and intentional fraud, the Adjustment Escrow Funds shall be Purchaser’s sole recourse with respect to, and the exclusive source of funds for, any payments required to be made to Purchaser pursuant to this Section 2.4 and, for the avoidance of doubt, none of Seller Representative or Sellers shall have any liability for any amounts due pursuant to this Section 2.4 except to the extent of the Adjustment Escrow Funds.

(c)It is understood and acknowledged that any and all amounts payable to Sellers pursuant to this Section 2.4 (if any) shall be made by wire transfer of immediately available funds in accordance with the Distribution Instructions delivered by Seller Representative following the determination of the Adjustment Amount. The Distribution Instructions shall specify each Seller’s portion of the Adjustment Amount. Purchaser shall be entitled to rely conclusively on the allocation of the Adjustment Amount across the Sellers set forth in the Distribution Instructions and shall have no liability for any errors or omissions in the Distribution Instructions.

(d)Any amounts that become payable pursuant to this Section 2.4 will constitute an adjustment to the Closing Purchase Price for all purposes hereunder (including U.S. federal and applicable state and local income tax purposes), unless otherwise required by applicable law.

Section 2.5 Withholding. Purchaser and its Affiliates shall be entitled to deduct and withhold from any consideration otherwise payable or deliverable to Sellers such amounts as may be required to be deducted or withheld therefrom under the Code or pursuant to any other applicable Law. If the applicable withholding agent intends to withhold from any amounts payable to Sellers, the applicable withholding agent shall provide prior written notice of such withholding to Sellers no less than ten (10) Business Days prior to the date on which such deduction or withholding is required and to reasonably cooperate to reduce or eliminate such withholding to the maximum extent permissible under applicable Law. To the extent such amounts are so deducted or withheld and remitted to the appropriate Governmental Authority within the time frame that is required under applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid absent such deduction or withholding.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the exceptions set forth on corresponding sections of the Company Group Disclosure Letter, the Company represents and warrants to Purchaser as follows:

Section 3.1 Existence and Qualification.

(a)The Company is duly organized, validly existing, and in good standing under the Laws of the State of Delaware. The copies of the organizational documents of the Company previously made available by the Company Group to Purchaser are true, correct and complete.

(b)All of the Subsidiaries of the Company are set forth in Section 3.1 of the Company Group Disclosure Letter. Each Subsidiary of the Company is a corporation, partnership, limited liability company or other business entity, as the case may be, duly organized, validly existing (and, insofar as it is based in the United States, is in good standing) under the laws of its respective jurisdiction of formation, except where the failure to be so organized, validly existing and in good standing (if applicable) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Company Group Member is duly qualified or licensed to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or the character of its activities makes such qualification or license necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.2 Organizational Power.

(a)The Company has all requisite limited liability company power and authority to own, operate or lease its properties and to conduct its business as it is now being conducted, to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

(b)Each other Company Group Member has all requisite organizational power and authority to own, lease, and operate its assets and properties and to carry on its business as now being conducted except where the failure to have such power would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement and the other Transaction Documents to which the Company will be a party, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary limited liability company action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and (assuming the due authorization, execution and delivery by each other Person party to this Agreement (excluding the other Company Party and Sellers)) each of the Transaction Documents to which the Company will be a party constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to or affecting the rights and remedies of creditors generally as well as by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (collectively, the “Creditors’ Rights”).

Section 3.4 No Conflicts. Except as set forth on Schedule 3.4 of the Company Group Disclosure Letter, subject to compliance with the applicable requirements of the HSR Act, the execution, delivery, and performance of this Agreement by the Company and each of the other Transaction Documents to which it is or will be a party and the transactions contemplated hereby or thereby, will not (a) violate any provision of the Organizational Documents of any Company Group Member, (b) constitute a breach or violation of, or result in a default (with or without due notice or lapse of time or both) under, or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, deed of trust, lease, Contract or other instrument or obligation to which any Company Group Member is a party, (c) violate any Laws or Orders applicable to any Company Group Member, or (d) result in the creation of any Encumbrance on any of the assets of any Company Group Member, except in the case of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5 Consents, Approvals or Waivers. Assuming the truth and accuracy of the representations and warranties set forth in Section 6.5, and subject to compliance with the applicable requirements of the HSR Act, except (a) as disclosed in Schedule 3.5 of the Company Group Disclosure Letter, (b) any Consents, approvals, authorizations, designations, declarations or filings that are customarily obtained or made after closing and (c) for such other filings, notices, notifications and Consents the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company’s execution, delivery, and performance of this Agreement and the transactions contemplated hereby do not require any filing, notice, notification or Consent with, to or from any Governmental Authority.

Section 3.6 Liability for Brokers’ Fees. Except to the extent provided for in Schedule 3.6 of the Company Group Disclosure Letter, none of Purchaser, any Company Party or any other Company Group Member shall directly or indirectly have any responsibility, liability, obligation or expense, as a result of undertakings or agreements of Sellers, Blocker Corp or any Company Group Member, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby.

Section 3.7 Litigation.

(a)Since January 1, 2022, except as set forth on Schedule 3.7(a) of the Company Group Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there have been no Proceedings pending, or to the knowledge of the Company Group, threatened against any Company Group Member or otherwise related to the Real Property Interests.

(b)Since January 1, 2022, there have been no Orders or, to the knowledge of the Company Group, threatened investigations by, any Governmental Authority relating to any Company Group Member except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)All Tax Returns that were required to be filed by or with respect to any Company Group Member have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and correct in all respects. All Taxes required to have been paid by or with respect to any Company Group Member have been timely paid. The Company Group Members have complied with all Laws relating to the withholding of Taxes, including all applicable information reporting requirements.

(b)No audits, examinations, investigations or Proceedings are pending, in progress or have been threatened in writing with respect to any amount of Taxes or any Tax Returns of or relating to any Company Group Member.

(c)Other than the Company, none of the properties or assets of the Company Group are subject to any tax partnership agreement or is otherwise treated, or required to be treated, as held in an arrangement requiring a partnership income Tax Return to be filed or otherwise treated as a partnership under Subchapter K of Chapter 1 of Subtitle A of the Code or any similar state or local Law.

(d)There is not currently in effect, and no Company Group Member has consented in writing to, any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any amounts of Taxes with respect to the Company Group, and no request for any such extension or waiver is pending.

(e)No deficiency for any amount of Tax has been asserted or assessed in writing by any Governmental Authority against any Company Group Member, which deficiency has not been fully satisfied by payment, settled, resolved or withdrawn.

(f)No claim has been made by any Taxing authority in any jurisdiction in which a Company Group Member does not file Tax Returns of a particular type that a Tax Return of such type is required to be filed in such jurisdiction with respect to such Company Group Member.

(g)There are no liens for Taxes (other than liens described in clause (d) of the definition of Permitted Encumbrances) on any of the assets or properties of the Company Group Members.

(h)No Company Group Member has liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations or any similar provision of state, local or non-U.S. Law, or as a transferee or successor, by Contract (other than, in each case, liabilities for Taxes pursuant to an agreement, contract, arrangement or commitment entered into with customers, vendors, lessors or the like in the ordinary course of business and the primary purpose of which does not relate to Taxes (a “Customary Agreement”)) or otherwise by operation of Law.

(i)For U.S. federal income Tax purposes, (i) each Subsidiary of the Company, is, and has been since its formation, classified as a disregarded entity, and (ii) the Company is currently classified as a partnership, and has been, since its formation, classified as either a disregarded entity or a partnership.

(j)No Company Group Member is, or has ever been, a party to, or bound by, any agreement or arrangement relating to the sharing, indemnification or allocation of Tax liabilities (or any similar agreement or arrangement) between or among Persons, in each case, other than (i) a Customary Agreement, or (ii) an agreement among only the Company Group Members.

(k)No Company Group Member has participated in, or been a party to, a “listed transaction” as this term is defined in Treasury Regulations Section 1.6011-4(b) (or any predecessor provision).

(l)Each hedging transaction entered into by any Company Group Member has been properly and timely identified as a hedging transaction in accordance with Section 1221(a)(7) of the Code and Treasury Regulations Section 1.1221-2(f).

(m)No Company Group Member is a “retailer” within the meaning of Treasury Regulations Section 1.613A-7(r) or a “refiner” within the meaning of Treasury Regulations Section 1.613A-7(s).

(n)None of the assets of any Company Group Member are (i) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or Section 470(c)(2) of the Code, (ii) “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code, (iii) “limited use property” within the meaning of Revenue Procedure 2001-28, 2001-1 C.B. 1156, (iv) described in Section 168(g)(1)(A) of the Code, (v) subject to a lease described in Section 7701(h) of the Code or (vi) subject to any provision of U.S. state or local Law similar to any of the foregoing.

(o)No election has been made by or with respect to any Company Group Member under applicable U.S. state or local Law pursuant to which such Company Group Member will incur or otherwise have liability for any U.S. state or local Taxes that would have been borne (in whole or in part) by the direct or indirect equityholders of such Company Group Member absent such election (including any “Specified Income Tax Payment” within the meaning of IRS Notice 2020-75).

Section 3.9 Compliance with Laws. Except with respect to matters set forth in Schedule 3.9 of the Company Group Disclosure Letter or as would not otherwise reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, each Company Group Member is, and has been since January 1, 2022, in compliance with all applicable Laws and Orders to which it is subject and (b) no Company Group Member has received any written notice of violation of any Laws or Permits in connection with the ownership or operation of the Real Property Interests that has not been corrected or settled. Except as would not otherwise reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, since January 1, 2022, no Company Group Member has received any written or, to the knowledge of the Company Group, any other notice or allegation of any violation of or noncompliance with any Law or Order on the part of any Company Group Member or involving their respective businesses, or directing any Company Group Member to take any remedial action with respect to any Law or Order or otherwise. Except as would not otherwise reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole, no Company Group Member has, since January 1, 2022, conducted any internal investigation with respect to any actual, potential or alleged violation of any Law or Order by any Company Group Member or any of their respective officers, directors or employees.

Section 3.10 Material Contracts.

(a)Schedule 3.10(a) of the Company Group Disclosure Letter sets forth a complete, current and correct listing of all Contracts as of the Execution Date of the type described below to which any Company Group Member is a party (the “Material Contracts”) or any of their respective properties or assets are bound. True, correct and complete copies of the Material Contracts have been delivered to or made available to Purchaser.

(i)any Contract (excluding joint operating agreements) that can reasonably be expected to result in annual payments by the Company Group of more than $5,000,000 in any one-year period after the Execution Date, or $10,000,000 in the aggregate over the life of such Contract (in each case, (i) based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues and net to the Company Group’s interest);

(ii)any Contract that can reasonably be expected to result in annual revenues to the Company Group of more than $5,000,000 in any one-year period after the Execution Date, or $10,000,000 in the aggregate over the life of such Contract (in each case, (i) based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues and (ii) net to the Company Group’s interest);

(iii)(y) any Hydrocarbon purchase and sale, acreage dedication, volume commitment, storage, marketing, transportation, processing, gathering, treatment, separation, compression, balancing, fractionation, handling, or similar Contract with respect to Hydrocarbons that (A) is not terminable without penalty or other payment (other than any ongoing obligation pursuant to such contract that is not caused by such termination) upon sixty (60) days’ or less notice and (B) involved annual payments which exceeded $1,000,000 in any of the last three (3) years; or (z) any Contract that contains calls upon or options to purchase material volumes of Hydrocarbon production (excluding calls upon or options made by a Governmental Authority under federal oil and gas leases in times of war or other public emergencies or as otherwise permitted under applicable Law) or is a material dedication of Hydrocarbon production;

(iv)any Contract for Indebtedness or the performance of a third party (e.g., performance guarantees, including the performance of payment obligations) for an amount in excess of $1,000,000, other than agreements solely between any Company Party or other Company Group Member, on the one hand, and another Company Party or other Company Group Member, on the other hand;

(v)any Contract that constitutes a lease under which any Company Group Member is the lessor or the lessee of real or personal property that involves annual base rental payments of more than $1,000,000, in each case, other than Contracts related to drilling rigs;

(vi)any Contract that includes non-competition, non-solicitation, standstill obligations or other restrictions that (A) could require the disposition of any material assets or line of business of any Company Group Member or (B) prohibit or limit the rights of any Company Group Member to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of its rights with respect to, any of its material assets;

(vii)any Contract the primary purpose of which is to indemnify a third party and which provides for a maximum indemnification obligation of not less than $10,000,000;

(viii)any Contract or, to the knowledge of the Company Group, Lease, containing most-favored nation clauses that requires the Company Group to conduct any business with a third party in a manner that restricts in a material respect the business of the Company Group, taken as a whole;

(ix)any settlement or similar agreement (other than separation and release agreements signed by departing employees) with unsatisfied or continuing obligations in excess of $2,500,000;

(x)any Contract continuing over a period of more than twelve (12) months from the date hereof that is not terminable by any Company Group Member on 60 days’ or less notice without payment or penalty in an amount that would reasonably be expected to be material to the Company Group, taken as whole;

(xi)any Contract pursuant to which any Company Group Member is the lessor of any material property, real or personal;

(xii)any Contract to sell, lease, exchange, transfer, or otherwise dispose of assets or properties that are material to the Company Group, taken as a whole (other than with respect to the production or sale of (or option to purchase or sell) Hydrocarbons in the ordinary course), from and after the Execution Date, but excluding rights of reassignment upon intent to abandon or release a Well or a Lease;

(xiii)any Related Party Contract;

(xiv)any Contract that is a purchase and sale agreement and provides for the sale or other disposition after the date hereof of any Real Property Interests or other assets, in each case, that are material to the Company Group, taken as a whole, (A) that remains executory as of the Execution Date with regard to the requirement of the Company to sell or deliver such property (other than conventional rights of reassignment contemplated by Section 3.10(a)(xx)) or (B) was entered into by the Company on or after January 1, 2022 with respect to which any Company Group Member assumed or retained any environmental liabilities or plugging and abandonment liabilities outside of the ordinary course of business and which liabilities are material to the Company Group, taken as a whole;

(xv)any Contract entered into since January 1, 2022 (A) relating to any material acquisition or disposition of any business or entity (whether by merger, sale of stock, sale of assets or otherwise), (B) to the knowledge of the Company Group, that resulted in the acquisition of all or substantially all assets of any Person, or (C) relating to the acquisition or disposition of any material asset or property, in each case, having a total consideration of more than $10,000,000 in the aggregate;

(xvi)any Contract pursuant to which a Company Group Member receives the right to use, license or sublicense any intellectual property (other than commercial off- the-shelf software) from a third-party, with annual, aggregate fees in excess of $2,500,000;

(xvii)any Contract that to which any Company Group Member is a party with respect to any swap, forward, future or derivative transaction or option or similar agreement, whether exchange traded, “over-the-counter” or otherwise, involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions;

(xviii)any Contract or, to the knowledge of the Company Group, Lease, that (A) constitutes a development agreement, participation agreement, exploration agreement, farm-out/farm-in agreement, partnership agreement, joint venture agreement, exchange agreement or similar Contract (excluding any tax partnership or joint or unit operating agreement) or (B) contains area of mutual interest provisions that remains in effect, in each case, that is material to the operations of the Company Group taken as a whole (excluding any joint operating agreement entered into pursuant to, and containing the same area of mutual interest provisions as, any Contract disclosed as containing area of mutual interest provisions on any sub-section of Schedule 3.10(a) of the Company Group Disclosure Letter);

(xix)any Contract (executory or otherwise) to sell, lease, farm-out/farm- in, or otherwise dispose of or encumber (excluding customary encumbrances arising under any joint or unit operating agreement) any material interest in any of the Real Property Interests after the Execution Date;

(xx)any Contract or, to the knowledge of the Company Group, Lease, that contains express provisions obligating any Company Group Member to drill and/or complete additional wells from and after the Closing Date (but excluding (A) any AFEs or proposals or commitments relating to the Real Property Interests, which are covered exclusively by Section 3.23, or (B) any continuing development obligations or implied obligations under or relating to the Real Property Interests to drill wells or conduct other material development operations); and

(xxi)any (A) employment agreement (other than at-will agreements that may be terminated with or without notice and with or without liability to any Company Group Member) or (B) Contract with an employee or independent service provider of any Company Group Member that provides for (1) a payment by any Company Group Member upon a change of control of the Company (or similar transaction) or (2) severance payments or benefits.

Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Material Contracts are in full force and effect as to the applicable Company Group Member (assuming the due authorization, execution and delivery of such Material Contract by the other Persons party thereto), except as may be limited by Creditors’ Rights. No Company Group Member is in material breach or default under any Material Contract. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no event or condition exists which constitutes a default, or with notice or lapse of time or both would become a default, on the part of the Company Group under any Material Contract or, to the knowledge of the Company Group, any other party to a Material Contract. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) no Company Group Member has received written notice of an intention by any party to any Material Contract of such party’s intent to cancel or terminate such Material Contract or amend the terms thereof, and (ii) the consummation of the transactions contemplated hereby will not affect the validity, enforceability and continuation of any Material Contract.

Section 3.11 Environmental Matters. Except as set forth on Schedule 3.11 of the Company Group Disclosure Letter or as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2022:

(a)the Company Group Members and the Real Property Interests are in compliance with all Environmental Laws;

(b)no Company Group Member has received any written or, to the knowledge of the Company Group, oral notice, report or other information regarding any actual or alleged violation of Environmental Laws that remains unresolved;

(c)no Proceeding is pending, threatened in writing, or, to the knowledge of the Company Group, otherwise threatened, with respect to any Company Group Member compliance with or liability under Environmental Law;

(d)there has been no Release of any Hazardous Substance into the environment by any Company Group Member or, to the knowledge of the Company Group, by any other Person on the Real Property Interests that could reasonably be expected to result in any investigatory, remedial or corrective action obligation on the part of the Company Group under Environmental Laws;

(e)no Company Group Member has entered into, or is subject to any Consent or Order issued pursuant to Environmental Laws that requires any ongoing Remediation;

(f)no Company Group Member has received written notice that remains unresolved of any condition on or with respect to its assets or properties which, if true, would constitute a violation of, or require Remediation after the Closing Date or give rise to obligations or liability under, any Environmental Laws, in each case, by any Company Group Member; and

(g)no Company Group Member has received written notice of any soil or groundwater contamination with respect to the Real Property Interests.

Section 3.12 Capitalization.

(a)The authorized equity interests of the Company consist solely of Class A Units, Class B Units and Class C Units and all issued and outstanding equity interests are held solely by the Sellers or the Blocker Corp.

(b)Schedule 3.12 of the Company Group Disclosure Letter sets forth, for each Company Group Member, a true and complete list that accurately reflects all of the issued and outstanding Interests of each Company Group Member (collectively, the “Company Group Interests”) and the record and beneficial owners thereof. The Company Group Interests are held free and clear of all Encumbrances (other than restrictions on transfer imposed under applicable securities laws or the Organizational Documents of the Company Group Member that issued such Interests), by the applicable Persons set forth on Schedule 3.12 of the Company Group Disclosure Letter.

(c)Except for the Company Group Interests set forth on Schedule 3.12 of the Company Group Disclosure Letter, no Company Group Member has issued or agreed to issue any: (i) additional Interests thereof; (ii) option, warrant, subscription, call, Contract, or other securities convertible into or exchangeable or exercisable for any Interest of any Company Group Member, or any right or privilege capable of becoming an agreement or option, for the purchase, subscription, allotment or issue of any Interests of any Company Group Member; (iii) stock appreciation right, phantom stock, interest in the ownership or earnings of any Company Group Member or other equity equivalent or equity-based award or right; or (iv) bond, debenture or other Indebtedness having the right to vote or convertible or exchangeable or exercisable for Interests of such Company Group Member having the right to vote.

(d)Without limiting the generality of the foregoing, none of the Company Group Interests are subject to any voting trust, member or partnership agreement or voting agreement or other agreement, right, instrument or understanding with respect to any purchase, sale, issuance, transfer, repurchase, redemption or voting of such Company Group Interests, other than as set forth on Schedule 3.12 of the Company Group Disclosure Letter.

(e)The Company Group Interests are duly authorized, validly issued, fully paid (to the extent required under the Organizational Documents of the applicable Company Group Member, if applicable) and nonassessable (except as such nonassessability may be affected by Sections 18-607 and 18-804 of the Act, if applicable), and were not issued in violation of any preemptive rights, rights of first refusal, right of first offer, purchase option, call option or other similar rights of any Person.

Section 3.13 Leases. Schedule 3.13 of the Company Group Disclosure Letter contains a true, correct, and complete list of all material Leases (the “Material Leases”) operated by the Company Group, including, but not limited to, Leases which (i) are currently held by payment of shut-in royalties, reworking operations, any substitute for production of Hydrocarbons in paying quantities, or any other means other than production of Hydrocarbons in paying quantities and will terminate or expire absent action by the Company Group or (ii) have primary terms that expire within one (1) year after the Closing Date. As of the Execution Date, no Company Group Member (or, to the Company Group’s knowledge, any applicable operator) has received any written notice or demand from any lessor asserting that any of the Material Leases have terminated due to a failure to be held by production in paying quantities by the Wells or otherwise.

Section 3.14 Wells and Equipment. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as set forth on Schedule 3.14 of the Company Group Disclosure Letter:

(a)all Wells have been drilled and completed at locations within the limits permitted by all applicable Leases, Contracts, and pooling or unit agreements;

(b)(i) no Company Group Member has received any written notices, claims or demands from Governmental Authorities or other Third Parties to plug or abandon any Wells and, to the knowledge of the Company Group, no such notice, claim, or demand is threatened in writing, and (ii) there are no Wells that any Company Group Member is currently obligated (directly or indirectly as a working interest owner) by Law or contract or otherwise to plug and abandon that have not been plugged and abandoned in accordance in all material respects with all applicable Laws; and

(c)all equipment of the Company Group is in good and working condition consistent with industry standards (normal wear and tear excepted);

provided, however, that with respect to assets and properties of the Company Group that are operated by a Person other than a Company Group Member, the representations and warranties set forth in this Section 3.14 are limited to the knowledge of the Company.

Section 3.15 Reserve Estimates. The Company has made available to Purchaser true, correct, and complete copies of the reserve report, as of December 31, 2024, prepared by the Company Independent Petroleum Engineers.

Section 3.16 Permits. (a) Each Company Group Member has all material Permits required to permit the ownership and operation of its respective assets and properties as presently owned, leased and operated by such Company Group Member, and (b) each such Permit is in full force and effect and has been duly and validly issued, in each case, except where the failure to hold such Permit or the failure of such Permit to be in full force and effect would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no suspension or cancellation of any of such Permit is pending or, to the knowledge of the Company Group, threatened; (ii) no Company Group Member is, and since January 1, 2022 has not been, in violation or breach of, or default under, any such Permit, and, to the knowledge of the Company Group, no event has occurred that upon receipt of notice or lapse of time or both would reasonably be expected to constitute any default under any such Permit; and (iii) no event or condition has occurred or exists which would reasonably be expected to result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of any Company Group Member under, any such Permit, or has caused (or would reasonably be expected to cause) an applicable Governmental Authority to fail or refuse to issue, renew or extend any such Permit (in each case, with or without notice or lapse of time or both).

Section 3.17 Corruption; Bribery; Sanctions

(a)Since January 1, 2022: (i) no Company Group Member, nor any of their respective directors, officers, employees, nor, to the knowledge of the Company Group, any representative, agent, or other person acting on behalf of the Company Group, has violated any Anti-Corruption Law; and (ii) no Company Group Member nor any of their respective directors, officers, employees, nor, to the knowledge of the Company Group, any representative, agent or any other person acting on behalf of the Company Group, in each case in its capacity as such, has corruptly offered, paid, given, promised, or authorized the payment of, anything of value (including, but not limited to, money, checks, wire transfers, tangible and intangible gifts, favors, services, employment or entertainment and travel) directly or indirectly to any employee, officer, or representative of, or any person otherwise acting in an official capacity for or on behalf of a Governmental Authority, whether elected or appointed, including an officer or employee of a state- owned or state-controlled enterprise, a political party, political party official or employee, candidate for public office, or an officer or employee of a public international organization (such as the World Bank, United Nations, International Monetary Fund, or Organization for Economic Cooperation and Development) (any such person, a “Government Official”): (A) for the purpose of: (1) influencing any act or decision of a Government Official in his or her official capacity; (2) inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; (3) securing any improper advantage; (4) inducing a Government Official to influence or affect any act or decision of any Governmental Authority; or (5) assisting any Company Group Member or any of their respective directors, officers, employees, agents, representatives, or any other person acting on behalf of any Company Group Member in obtaining or retaining business, in each case in violation of applicable Anti-Corruption Laws; or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery or corruption, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining or retaining business or any improper advantage, in each case in violation of applicable Anti- Corruption Laws.

(b)The Company Group Members and their respective directors, officers, employees, and, to the knowledge of the Company Group, agents, representatives and other persons acting on behalf of the Company Group Members, in each case in its capacity as such, are, and at all times since January 1, 2022, have been, in compliance with all applicable Economic Sanctions/Trade Laws and all applicable Anti-Money Laundering Legislation. The Company Group Members do not carry on, and have not carried on since January 1, 2022, any business, directly or knowingly indirectly, involving Cuba, Iran, Syria, North Korea, the Crimea region, or the so-called Donetsk or Luhansk People’s Republics or any Sanctions Target in violation of applicable Economic Sanctions/Trade Laws.

(c)Since January 1, 2022: (i) no Company Group Member has conducted or initiated any internal investigation, review or audit, or made a voluntary, directed, or involuntary disclosure to any Governmental Authority or third party with respect to any alleged or suspected act or omission arising under or relating to any potential noncompliance with any applicable Anti- Corruption Law, Economic Sanctions/Trade Law, or Anti-Money Laundering Legislation; (ii) no Company Group Member nor any of their respective directors, officers or employees, nor, to the knowledge of the Company Group, any agents, representatives, or any other person acting at the direction of the Company Group Members has received any written notice, request or citation for any actual or potential noncompliance with any applicable Anti-Corruption Law, Economic Sanctions/Trade Law or Anti-Money Laundering Legislation; (iii) the Company Group Members have implemented and have maintained internal controls, policies and procedures reasonably designed to ensure material compliance with applicable Anti-Corruption Laws, applicable Economic Sanctions/Trade Laws and applicable Anti-Money Laundering Legislation; and (iv) the Company Group Members have at all times made and maintained accurate books and records in material compliance with applicable Anti-Corruption Laws, applicable Economic Sanctions/Trade Laws and applicable Anti-Money Laundering Legislation.

Section 3.18 Employment and Labor Matters.

(a)No member of the Company Group has or has ever had any employees on its payroll or otherwise engaged any individual service provider. No Company Group Member is or has ever been a party to any collective bargaining agreement or other Contract with a labor union that pertains to employees providing services to any member of the Company Group. Those employees of EAM GP (together with its permitted assignees and any Affiliates through which it provides Services (as such term is defined in the MSA), the “EmployerCo”) providing services to the Company Group are collectively referred to herein as the “Business Employees” and each, a “Business Employee.” As of the date hereof, no individual (other than individuals employed or engaged by third party contractors or staffing agencies) provides services to the Company Group who is not a Business Employee.

(b)Sellers have provided to Purchaser a list of all of the Business Employees setting forth each such Business Employee’s (i) name, (ii) title or position, (iii) full-time or part-time status, (iv) date of hire, (v) base annual salary or hourly wage rate, (vi) any commission, bonus or other cash incentive entitlements, (vii) whether such employee is currently on a leave of absence and, if so, the anticipated return date, (viii) severance pay and benefits for which he or she is eligible, (ix) benefit plan participation and (x) principal location.

(c)No member of the Company Group sponsors, maintains, contributes to or has any liability (contingent or otherwise) in respect of any Benefit Plan, or has ever sponsored, maintained, contributed to or had any liability (contingent or otherwise) in respect of any Benefit Plan, including as a result of being treated as a “single employer” (within the meaning of Section 414 of the Code) with another Person, whether or not incorporated (an “ERISA Affiliate”). Set forth on Schedule 3.18(c) of the Company Group Disclosure Letter is a list of all material Benefit Plans in which the Business Employees participate (“Business Employee Benefit Plan”).

(d)No Business Employee Benefit Plan (i) is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (“Multiemployer Plan”) and (A) all contributions required to be paid by the Company Group or its ERISA Affiliates have been timely paid to any applicable Multiemployer Plan; (B) no member of the Company Group or any ERISA Affiliate has incurred any liability under Title IV of ERISA; and (C) a complete withdrawal from Multiemployer Plan(s) at the Closing would not result in any liability to any member of the Company Group; (ii) is a “multiple employer plan” (within the meaning of Section 413(c) of the Code) or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); (iii) is subject to the minimum funding standards of Section 412 of the Code or Title IV of ERISA, and none of the assets of the Company Group or any ERISA Affiliate is, or could reasonably be expected to become, the subject of any lien arising under Section 302 of ERISA or Section 412)(a) of the Code. No “reportable event,” as defined in section 4043 of ERISA, has occurred with respect to any Business Employee Benefit Plan.

(e)In all material respects: (i) each Business Employee Benefit Plan has been established, maintained and administered in accordance with its terms and applicable Law, including ERISA and the Code; and (ii) all contributions required to be made with respect to any Business Employee Benefit Plan have been made and all obligations in respect of each Business Employee Benefit Plan have been paid or accrued and reflected in the Financial Statements to the extent required by GAAP.

(f)Each Business Employee Benefit Plan that is intended to be qualified within the meaning of Section 401(a) of the Code (i) is so qualified, (ii) has received a favorable determination or opinion letter from the IRS as to its qualification or has been established under a standardized master and prototype or volume submitter plan for which a current favorable IRS advisory letter or opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, and (iii) nothing has occurred that could reasonably be expected to adversely affect the qualified status of any such qualified Business Employee Benefit Plan.

(g)Each Business Employee Benefit Plan that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and all applicable regulatory guidance (including notices, rulings and proposed and final regulations) thereunder.

(h)No member of the Company Group has any obligation to provide any Person with the right to, a gross up, indemnification, reimbursement or other payment for any excise or other Taxes incurred pursuant to Section 409A or Section 4999 of the Code or otherwise.

(i)With respect to the Business Employee Benefit Plans, no Proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company Group, threatened. No Business Employee Benefit Plan has within the last three (3) years been the subject of an examination or audit by a Governmental Authority or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self- correction or similar program sponsored by any Governmental Authority.

(j)Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated by this Agreement (whether alone or in combination with other events or circumstances) will (i) entitle any Business Employee to any severance pay or any other payment, (ii) result in the acceleration or creation of any rights of any Business Employee to payments or benefits or increases in any payments or benefits or any loan forgiveness, (iii) require any contributions or payments to fund any obligations under any Business Employee Benefit Plan, or (iv) result in any limitation on the ability of the Company Group, to amend or terminate any Business Employee Benefit Plan sponsored or maintained by any member of the Company Group. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) in connection with the transactions contemplated by this Agreement (whether alone or in combination with other events or circumstances) will be an “excess parachute payment” within the meaning of Section 280G of the Code.

(k)Other than as required under Section 601 et seq. of ERISA, no Business Employee Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason, and no member of the Company Group has any liability in respect of post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(l)Except as set forth in Schedule 3.18(m) of the Company Group Disclosure Letter, since January 1, 2022: (i) each member of the Company Group and their Affiliates is and has been in compliance in all material respects with respect to the Business Employees with all applicable Laws relating to labor and employment, including all Laws relating to employment practices, the hiring, promotion, assignment, and termination of employees, discrimination, equal employment opportunities, harassment, retaliation, disability, reasonable accommodation, labor relations, worker classification (including the proper classification of workers as independent contractors and consultants and employees as exempt or non-exempt), wages and hours, hours of work, payment of wages, overtime compensation, meal and break periods, child labor, immigration, workers’ compensation, employee benefits, background and credit checks, working conditions, occupational safety and health, family and medical leave, unemployment insurance, privacy, health information privacy and security, and employee terminations; and (ii) there have been no material Proceedings pending or, to the knowledge of the Company Group, threatened, concerning labor, employment or pay matters with respect to the Company Group or Business Employees.

(m)No member of the Company Group is a party or subject to, or has ever been a party or subject to, any collective bargaining agreements, works council agreements, labor union contracts, trade union agreements or other agreements with any union, works council or labor organization or representative (each a “Union”) and no such collective bargaining agreement or other labor contract is being negotiated by any member of the Company Group or, with respect to the Business Employees, their Affiliates. No Business Employee is or has ever been represented by any Union for purposes of collective bargaining with, or with respect to their services to, any member of the Company Group or their Affiliates, and there is no pending demand for recognition or any other request or demand from a Union for representative status with respect to any Business Employee. There is, and since January 1, 2022 has been, no labor dispute, strike, walkout, picketing, lockout, or work stoppage pending or threatened against any member of the Company Group or, with respect to the Business Employees, their Affiliates.

Section 3.19 Financial Statements; No Liabilities.

(a)The Company has delivered to Purchaser copies of (i) the audited consolidated balance sheets of the Financial Statement Entities as of December 31, 2024 and December 31, 2023 and the related audited consolidated statements of operations, member’s equity and cash flows of the Financial Statement Entities for each of the fiscal years then ended (the “Audited Financial Statements”), and (ii) the unaudited consolidated balance sheet of the Financial Statement Entities as of March 31, 2025 (the “Balance Sheet Date”) and the related unaudited statements of operations, member’s equity and cash flows of the Financial Statement Entities for the quarterly period ended March 31, 2025 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”). Except as set forth on Schedule 3.19(a) of the Company Group Disclosure Letter, each of the Financial Statements has been prepared in accordance with GAAP consistently applied (subject to, in the case of the Interim Financial Statements, the absence of footnote disclosures and normal year-end audit adjustments), except as may be noted therein or indicated in the notes thereto, and presents fairly in all material respects the financial position, results of operations and cash flows of the Financial Statement Entities (on a consolidated basis), as at the dates and for the periods indicated therein. The Company Group Members maintain a system of internal accounting controls designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with GAAP.

(b)There are no liabilities, debts or obligations of or with respect to the Company Group that would be required by GAAP to be reserved, reflected, or otherwise disclosed on a consolidated balance sheet of the Company Group other than (i) liabilities disclosed in the Financial Statements (including the notes thereto, as applicable), (ii) liabilities that have arisen since the Balance Sheet Date incurred in the ordinary course of business, (iii) liabilities under this Agreement and the other Transaction Documents or incurred in connection with the transactions contemplated hereby or the other Transaction Documents, (iv) liabilities that have been discharged or paid in full prior to the date hereof, or (v) liabilities that would not reasonably be expected to be, individually or in the aggregate, material to the Company Group, taken as a whole.

Section 3.20 Intellectual Property.

(a)Except as set forth in Schedule 3.20(a) of the Company Group Disclosure Letter, no material registrations or applications for registration are included in any Intellectual Property Rights held by any Company Group Member.

(b)To the knowledge of the Company Group, since January 1, 2022, the conduct of the business of the Company Group has not infringed or misappropriated any Intellectual Property Rights of any other Person and no third Person is infringing or misappropriating any Intellectual Property Rights held by any Company Group Member, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the consummation of the transactions contemplated hereby will not result in the loss or impairment of any material right of any Company Group Member to own, use, practice or exploit any Intellectual Property Rights held by or licensed to any Company Group Member (excluding licenses for commercially available, “off-the-shelf” software) and primarily used in the business of the Company Group Member as currently conducted.

Section 3.21 Absence of Certain Changes. Since December 31, 2024 through the Execution Date (a) there has not been any Company Material Adverse Effect, (b) each Company Group Member has, in all material respects, conducted its business in the ordinary course of business consistent with past practices, and no Company Group Member has taken or authorized any action which, if taken or authorized on or after the date hereof, would require consent of Purchaser pursuant to Section 7.5(b).

Section 3.22 Insurance. Schedule 3.22 of the Company Group Disclosure Letter lists each material insurance policy maintained with respect to the Company Group Members (collectively, the “Material Company Group Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each Material Company Group Insurance Policy is in full force and effect and is not subject to any lapse in coverage, (b) all premiums with respect thereto have been paid to the extent due, and (c) since January 1, 2022 (i) no Company Group Member has received notice of, nor to knowledge of the Company Group is there threatened, any cancellation, termination, reduction of coverage or premium increases, or any other communication, regarding any refusal of any coverage or rejection of any pending claim under with respect to any Material Company Group Insurance Policy, and no Company Group Member has received any written notice from any insurer or reinsurer of any reservation of rights with respect to any pending or paid claims.

Section 3.23 Commitments, Abandonments or Proposals. Except as set forth in Schedule 3.23 of the Company Group Disclosure Letter, as of the Execution Date, the Company has not committed to any authorization(s) for expenditure (“AFE”) or other capital commitment(s) that remain outstanding (including any well connection costs) relating to the Real Property Interests, or the takeaway, gathering, transport, processing, treating, disposal, handling, or marketing of Hydrocarbons, produced water or other waste products therefrom, for which all of the activities anticipated in such AFE(s) or other such outstanding commitment(s) have not been completed and the uncompleted portion of each such AFE or such commitment could reasonably be expected to require expenditure after the Execution Date in excess of $1,000,000 individually (net to the Company Group’s interest).

Section 3.24 Title to Property and Assets. Except as would not reasonably be expected to be material to the Company Group taken as a whole, the Company Group Members have good and defensible title to, or valid and binding leasehold or other ownership interests or rights in or license interests in all of the assets (whether fixed or intangible) of the Company Group Members, including those reflected on the Interim Financial Statements (or acquired since the date of the Interim Financial Statements), free and clear of any and all Encumbrances, except for Permitted Encumbrances, other than assets disposed of since the date of the Interim Financial Statements in the ordinary course of business.

Section 3.25 Imbalances. Schedule 3.25 of the Company Group Disclosure Letter sets forth all of the Company Group’s material pipeline and production Imbalances as of the date set forth in such Schedule 3.25 of the Company Group Disclosure Letter.

Section 3.26 Suspense. To the knowledge of the Company Group, Schedule 3.26 of the Company Group Disclosure Letter sets forth all revenue from the sale of Hydrocarbons produced from the Real Property Interests that is being held in suspense (including negative suspense balances) or escheated to a Governmental Authority by the Company Group Members for any reason as of the date set forth in such Schedule 3.26 of the Company Group Disclosure Letter, other than any amounts that are less than any applicable minimum amount (including any applicable statutory minimum amount) that any Company Group Member is permitted to accumulate prior to payment. To the knowledge of the Company Group, except as set forth on Schedule 3.26 of the Company Group Disclosure Letter, no funds in excess of $500,000 to which the Company or any of its Subsidiaries may be entitled are being held in suspense by any third party.

Section 3.27 Bonds and Credit Support. Schedule 3.27 of the Company Group Disclosure Letter lists all material bonds, letters of credit and other similar credit support instruments maintained by the Company Group Members with any Governmental Authority with respect to the ownership and operation of the Real Property Interests that the Company Group Members operate.

Section 3.28 Payments for Hydrocarbon Production. No Company Group Member is obligated under any Contract for the sale of Hydrocarbons from the Real Property Interests containing a take-or-pay, advance payment, production payment, prepayment or similar provision, or, except with respect to Imbalances, under any gathering, transmission or any other Contract with respect to any of the Real Property Interests to gather, deliver, process or transport any Hydrocarbons, or proceeds from the sale thereof, without then or thereafter receiving full payment therefor at or after the time of delivery.

Section 3.29 Compliance with Leases and Surface Rights.

(a)Except as set forth in Schedule 3.29(a)(i) of the Company Group Disclosure Letter, to the knowledge of the Company Group, no written demands or notices regarding any material breach by any Company Group Member under any material Lease have been issued to or received by the Company Group Members as of the Execution Date that remain uncured or outstanding Except as set forth in Schedule 3.29(a)(ii) of the Company Group Disclosure Letter, to the knowledge of the Company Group, as of the Execution Date, all material rentals, royalties, excess royalty, overriding royalty interests, Hydrocarbon production payments and other material payments due and payable by the Company Group Members to royalty holders, overriding royalty holders and other interest owners under or with respect to the Real Property Interests and the Hydrocarbons produced therefrom or attributable thereto have been timely paid in full (other than those interests held in suspense by the Company or matters disclosed in Schedule 3.26 of the Company Group Disclosure Letter). Except as set forth in Schedule 3.29(a)(iii) of the Company Group Disclosure Letter, to the knowledge of the Company Group, no Lease contains a most- favored nations provision.

(b)Except as set forth in Schedule 3.29(b) of the Company Group Disclosure Letter, to the knowledge of the Company Group, no Company Group Member is (i) in breach, in any material respect, of any provision in any material easement, right-of-way, or other surface right related to the Real Property Interests that is necessary for the Company to operate with such Real Property Interests in a manner consistent with its past practices or (ii) in default, in any material respect, with respect to the performance of any obligation under any such surface right, and, to the knowledge of the Company Group, as of the Execution Date, no party to any such surface right or any successor to the interest of such party has filed or has threatened in writing to file any Proceeding to terminate, cancel, rescind or procure judicial reformation of any such surface right.

Section 3.30 Payout. Schedule 3.30 of the Company Group Disclosure Letter identifies each Well that is subject to a change of ownership or reversion at payout (or at any level of cost recovery or Hydrocarbon production) as of the Execution Date, and the reduced interest of the Company therein, subject to any Permitted Encumbrances. To the knowledge of the Company Group, Schedule 3.30 of the Company Group Disclosure Letter identifies the payout status for each such Well operated by the Company Group as of the date specified in such Schedule. Other than the Wells identified in said Schedule 3.30 of the Company Group Disclosure Letter, and other than with regard to Permitted Encumbrances, as of the Execution Date, no Company Group Member has elected (or to the knowledge of the Company Group, been deemed to have elected) to “non-consent” or not to participate in the drilling or reworking of a Well or any other operation which would cause any Company Group Member to lose or forfeit any interests in the Wells under any applicable operating agreement.

Section 3.31 No Other Agreement to Sell. Except with respect to the transactions contemplated hereby, no Company Group Member has any obligation, absolute or contingent or otherwise, to any other Person with respect to the sale, encumbrance or other transfer any Company Group Member or any equity securities of any Company Group Member or the business or any of any Company Group Member, or with respect to the effectuation of any merger, consolidation, combination, share exchange, recapitalization, liquidation, dissolution or other reorganization involving the Company or its Subsidiaries, or to enter into any agreement with respect thereto.

Section 3.32 Dedications. Except as contained in the Material Contracts set forth in Schedule 3.10 of the Company Group Disclosure Letter, as of the Execution Date, the Real Property Interests are not subject to any material acreage dedication or volume commitment under any purchase and sale, exchange, compression, gathering, transportation, processing, refining, or Hydrocarbon marketing agreement.

Section 3.33 Rights to Production. Except for (a) Imbalances, (b) calls upon or options made by a Governmental Authority, (c) royalties, overriding royalties, free gas arrangements, and similar arrangements, in each case, established by the terms of the Leases, or (d) as contained in the Material Contracts set forth in Schedule 3.10 of the Company Group Disclosure Letter, as of the Execution Date, no Person has any call upon, right to purchase, option to purchase, or similar rights with respect to any portion of any Company Group Member’s share of Hydrocarbons produced from the Real Property Interests from and after the Closing Date.

Section 3.34 Sufficiency. The assets owned, leased, licensed, operated or otherwise used by the Company Group Members immediately following the Closing will constitute (after taking into account the rights, benefits and services made available in the Transition Services Agreement or otherwise performed pursuant to Section 7.21 if no such Transition Services Agreement is executed and delivered in connection with Closing) all of the assets necessary or used to operate their respective businesses substantially in the same manner as they have been operated immediately prior to the Closing Date (assuming compliance with Section 7.5 and Section 7.19). Assuming compliance with Section 7.5 and Section 7.19, the Company Parties and other Company Group Members will have as of the Closing, good and defensible title to, or valid and binding leasehold or other ownership interests or rights in or license interests in, all material assets reflected on the books of the Company Parties and other Company Group Members as owned or leased by the applicable Company Parties and/or other Company Group Members and necessary for the conduct of their businesses, as presently conducted, free and clear of all Encumbrances, other than Permitted Encumbrances.

Section 3.35 EmployerCo. Schedule 3.35 of the Company Group Disclosure Letter identifies each asset or property of the Company Group or portions thereof that EmployerCo operates.

Section 3.36 No Other Representations. EXCEPT AS AND TO THE EXTENT EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 3 OR ANY OTHER TRANSACTION DOCUMENT, THE COMPANY EXPRESSLY DISCLAIMS (AND PURCHASER HAS NOT RELIED ON) ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE OTHER TRANSACTION DOCUMENTS, INCLUDING ANY REPRESENTATION OR WARRANTY, ORAL OR WRITTEN, PRESENTED TO PURCHASER OR ANY OF ITS RELATED PERSONS IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF THE SUBJECT INTERESTS, THE COMPANY GROUP AND BLOCKER CORP, THE NEGOTIATION

OF THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS OR OTHERWISE IN THE COURSE OF THE TRANSACTIONS CONTEMPLATED HEREBY, AS TO (i) TITLE TO ANY OF ASSETS OR PROPERTIES OF THE COMPANY GROUP OR WITH RESPECT TO ANY COMPANY GROUP MEMBER’S BUSINESS, OPERATIONS, ASSETS, LIABILITIES OR CONDITIONS (FINANCIAL OR OTHERWISE), (ii) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT OR ANY GEOLOGICAL, SEISMIC DATA, RESERVE DATA, RESERVE REPORTS, RESERVE INFORMATION (ANY ANALYSIS OR INTERPRETATION THEREOF) RELATING TO THE ASSETS OR PROPERTIES OF THE COMPANY GROUP, AND ANY FINANCIAL PROJECTION, FORECAST, ESTIMATE, BUDGET OR PROSPECTIVE INFORMATION RELATING TO THE COMPANY GROUP MEMBERS AND THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES OR CONDITIONS (FINANCIAL OR OTHERWISE), (iii) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE PROPERTIES OR ASSETS OF THE COMPANY GROUP, (iv) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL OR STEP-OUT DRILLING OPPORTUNITIES, (v) ANY ESTIMATES OF THE VALUE OF THE ASSETS OR PROPERTIES OF THE COMPANY GROUP OR FUTURE REVENUES GENERATED BY THE COMPANY GROUP, INCLUDING FROM THE ASSETS AND PROPERTIES THEREOF, (vi) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS OR PROPERTIES OF THE COMPANY GROUP, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (vii) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS OR PROPERTIES OF THE COMPANY GROUP, (viii) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT, (ix) THE SUBJECT INTERESTS, OR (x) ANY OTHER RECORDS, FILES OR MATERIALS OR INFORMATION (INCLUDING AS TO THE ACCURACY, COMPLETENESS OR CONTENTS THEREOF) THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ANY OF ITS RELATED PERSONS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY DISCUSSION OR PRESENTATION RELATING THERETO (INCLUDING ANY ITEMS PROVIDED IN CONNECTION WITH SECTION 7.1); AND EXCEPT AS AND TO THE EXTENT EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 3 OR ANY OTHER TRANSACTION DOCUMENT, THE COMPANY FURTHER DISCLAIMS ANY OTHER REPRESENTATION OR WARRANTY BY THE COMPANY GROUP MEMBERS, WHETHER EXPRESS, STATUTORY OR IMPLIED.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BLOCKER CORP

Blocker Corp represents and warrants to Purchaser as follows:
Section 4.1 Existence and Qualification.

(a)Blocker Corp is duly incorporated, validly existing, and in good standing under the Laws of the State of Delaware. Blocker Corp is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Blocker Material Adverse Effect.

(b)The copies of the Organizational Documents of Blocker Corp previously made available by Blocker Corp to Purchaser are true, correct and complete.

Section 4.2 Organizational Power. Blocker Corp has all requisite corporate power to enter into and perform this Agreement and each of the other Transaction Documents to which it will be a party and to consummate the transactions contemplated hereby. Blocker Corp has all requisite organizational power to own, lease, and operate its assets and properties and to carry on its business as now being conducted except where the failure to have such power would not reasonably be expected to have, individually or in the aggregate, a Blocker Material Adverse Effect.

Section 4.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party, and the performance of the transactions contemplated hereby or thereby, have been duly and validly authorized by all necessary corporate action on the part of Blocker Corp. This Agreement has been duly executed and delivered by Blocker Corp, and (assuming the due authorization, execution and delivery by each other Person party to this Agreement (excluding the Company and Sellers)) constitutes a valid and binding obligation of Blocker Corp, enforceable against Blocker Corp in accordance with its terms except as such enforceability may be limited by Creditors’ Rights.

Section 4.4 No Conflicts. Subject to compliance with the applicable requirements of the HSR Act, the execution, delivery, and performance of this Agreement by Blocker Corp and the transactions contemplated hereby, will not (a) violate any provision of the Organizational Documents of Blocker Corp, (b) constitute a breach or violation of, or result in a default (with or without due notice or lapse of time or both) under, or the creation of any Encumbrance or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, deed of trust, lease, Contract or other instrument or obligation to which Blocker Corp is a party, (c) violate any Laws or Orders applicable to Blocker Corp, or (d) result in the creation of any Encumbrance on any of the assets of Blocker Corp, except in the case of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Blocker Material Adverse Effect.

Section 4.5 Consents, Approvals or Waivers. Assuming the truth and accuracy of the representations and warranties set forth in Section 6.5, and subject to compliance with the applicable requirements of the HSR Act, except for filings, notices, notifications and Consents the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Blocker Material Adverse Effect, Blocker Corp’s execution, delivery, and performance of this Agreement and the transactions contemplated hereby do not require any filing, notice, notification or Consent with, to or from any Governmental Authority.

Section 4.6 Litigation.

(a)Since January 1, 2022, except as would not reasonably be expected to have, individually or in the aggregate, a Blocker Material Adverse Effect, there are no Proceedings pending, or to Blocker Corp’s knowledge, threatened against Blocker Corp.

(b)Since January 1, 2022, there have been no Orders or, to the knowledge of Blocker Corp, threatened investigations by, any Governmental Authority relating to Blocker Corp except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Blocker Material Adverse Effect.

Section 4.7 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Blocker Material Adverse Effect:

(a)All Tax Returns that were required to be filed by or with respect to Blocker Corp have been timely filed (taking into account any extension of time within which to file), and all such Tax Returns are true, complete and correct in all respects. All Taxes required to have been paid by or with respect to Blocker Corp have been timely paid. Blocker Corp has complied with all Laws with respect to the withholding of Taxes, including all applicable information reporting requirements.

(b)No audits, examinations, investigations or Proceedings are pending, in progress or have been threatened in writing with respect to any amount of Taxes or any Tax Returns of or relating to Blocker Corp.

(c)There is not currently in effect, and Blocker Corp has not consented in writing to, any extension or waiver of any statute of limitations of any jurisdiction regarding the assessment or collection of any amounts of Taxes with respect to Blocker Corp, and no request for any such extension or waiver is pending.

(d)No deficiency for any amount of Tax has been asserted or assessed in writing by any Governmental Authority against Blocker Corp, which deficiency has not been fully satisfied by payment, settled, resolved or withdrawn.

(e)No claim has been made by any Taxing authority in any jurisdiction in which Blocker Corp does not file Tax Returns of a particular type that a Tax Return of such type is required to be filed in such jurisdiction with respect to Blocker Corp.

(f)For U.S. federal income Tax purposes, Blocker Corp is, and has been since its formation, classified as a corporation.

(g)Blocker Corp does not have any liability for the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations or any similar provision of state, local or non-U.S. Law, or as a transferee or successor, by Contract (other than a Customary Agreement) or otherwise by operation of Law.

(h)Blocker Corp is not, nor has it ever been, a party to, or bound by, any agreement or arrangement relating to the sharing, indemnification or allocation of Tax liabilities (or any similar agreement or arrangement) between or among Persons, in each case, other than a Customary Agreement.

(i)Blocker Corp has not participated in, or been a party to, a “listed transaction” as this term is defined in Treasury Regulations Section 1.6011-4(b) (or any predecessor provision).

(j)Within the past two (2) years, Blocker Corp has not been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction that was intended to be governed in whole or in part by Section 355 or 361 of the Code.

Notwithstanding anything to the contrary in this Agreement, (i) the representations and warranties in this Section 4.7 and Section 4.9 are the only representations and warranties in this Agreement with respect to the Tax matters of Blocker Corp, and (ii) Blocker Corp makes no representation or warranty with respect to the availability, usability or limitations (or lack thereof) of any net operating loss, net operating loss carryforward, capital loss, capital loss carryforward, basis amount or other Tax attribute of Blocker Corp after the Closing Date, except for the representations and warranties set forth in Section 4.7.

Section 4.8 Capitalization.

(a)All of the issued and outstanding equity interests of Blocker Corp are owned by CPPIB, consisting of one (1) share of common stock, par value $0.01 per share.

(b)Except for the issuance by Blocker Corp of the Blocker Shares to CPPIB prior to the date hereof, Blocker Corp has not issued or agreed to issue any: (i) additional Interests thereof; (ii) option, warrant, subscription, call, Contract, or other securities convertible into or exchangeable or exercisable for any Interest of Blocker Corp, or any right or privilege capable of becoming an agreement or option, for the purchase, subscription, allotment or issue of any Interests of Blocker Corp; (iii) stock appreciation right, phantom stock, interest in the ownership or earnings of Blocker Corp or other equity equivalent or equity based award or right; or (iv) bond, debenture or other Indebtedness having the right to vote or convertible or exchangeable or exercisable for Interests of Blocker Corp having the right to vote.

(c)Without limiting the generality of the foregoing, none of the Blocker Shares are subject to any voting trust, member or partnership agreement or voting agreement or other agreement, right, instrument or understanding with respect to any purchase, sale, issuance, transfer, repurchase, redemption or voting of such Blocker Shares. The Blocker Shares are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights, rights of first refusal, right of first offer, purchase option, call option or other similar rights of any Person.

Section 4.9 Holding Company. Except as set forth on Schedule 4.9 of the Company Group Disclosure Schedule, Blocker Corp has no material operations and no material assets, and does not engage in, and has never engaged in, any business activities, other than (a) its direct or indirect ownership of the LLC Interests and (b) activities in connection with this Agreement and the transactions contemplated hereby, in each case, including any activities related or incidental thereto. Blocker Corp does not have, nor has ever had, employees. Blocker Corp does not own or lease, and has never owned or leased, any real property or personal property. Except as set forth on Schedule 4.9 of the Company Group Disclosure Schedule, Blocker Corp has no liabilities or obligations, other than (i) for any obligation to maintain its corporate existence and Taxes attributable to the ownership of any equity interests in a Subsidiary of Blocker Corp, (ii) for obligations under the Organizational Documents of Blocker Corp, (iii) as required by this Agreement and each other Transaction Document to which Blocker Corp is a party and (iv) liabilities or obligations that are de minimis to Blocker Corp.

Section 4.10 Ownership.

(a)Blocker Corp holds 1,148,809,213.28 Class A Units and 30 Class B Units (collectively, the “Blocker Held Units”), free and clear of all Encumbrances (other than restrictions on transfer imposed under applicable securities laws or the Organizational Documents of the Company).

(b)Except as set forth on Schedule 4.10 of the Company Group Disclosure Schedule, Blocker Corp is not a party to (i) any option, warrant, purchase right or other Contract or commitment (other than this Agreement) that could require Blocker Corp to sell, transfer or otherwise dispose of any of such Blocker Held Units, or (ii) any voting trust, proxy, or other Contract or understanding with respect to the voting of such Blocker Held Units.

Section 4.11 No Other Representations. EXCEPT AS AND TO THE EXTENT EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 4 OR ANY OTHER TRANSACTION DOCUMENT, BLOCKER CORP EXPRESSLY DISCLAIMS (AND PURCHASER HAS NOT RELIED ON) ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE OTHER TRANSACTION DOCUMENTS, INCLUDING ANY REPRESENTATION OR WARRANTY, ORAL OR WRITTEN, PRESENTED TO PURCHASER OR ANY OF ITS RELATED PERSONS IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF THE SUBJECT INTERESTS, THE COMPANY GROUP AND BLOCKER CORP, THE NEGOTIATION OF THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS OR OTHERWISE IN THE COURSE OF THE TRANSACTIONS CONTEMPLATED HEREBY, AS TO (i) THE SUBJECT INTERESTS OR THE COMPANY GROUP AND BLOCKER CORP, (ii) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, (iii) ANY RECORDS, FILES OR MATERIALS OR INFORMATION (INCLUDING AS TO THE ACCURACY, COMPLETENESS OR CONTENTS THEREOF) THAT MAY HAVE BEEN MADE AVAILABLE OR

COMMUNICATED TO PURCHASER OR ANY OF ITS RELATED PERSONS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY DISCUSSION OR PRESENTATION RELATING THERETO (INCLUDING ANY ITEMS PROVIDED IN CONNECTION WITH SECTION 7.1); AND EXCEPT AS AND TO THE EXTENT EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 4 OR ANY OTHER TRANSACTION DOCUMENT, BLOCKER CORP FURTHER DISCLAIMS ANY OTHER REPRESENTATION OR WARRANTY BY BLOCKER CORP, WHETHER EXPRESS, STATUTORY OR IMPLIED.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Each of the Sellers severally (and not jointly and severally) represents and warrants, solely as to itself and not as to any other Seller, to Purchaser as follows:

Section 5.1 Existence and Qualification. Such Entity Seller is duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization. Such Entity Seller is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 5.2 Organizational Power. Such Seller has the requisite corporate or limited partnership power (if an Entity Seller), as applicable, and legal capacity (if an Other Class A Unitholder) to enter into and perform this Agreement and each of the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Such Seller (if an Entity Seller) has all requisite organizational power to own, lease, and operate its assets and properties and to carry on its business as now being conducted except where the failure to have such power would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 5.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate or limited partnership, as applicable, action on the part of such Entity Seller. This Agreement has been duly executed and delivered by such Seller and (assuming the due authorization, execution and delivery by each other Person party to this Agreement (excluding the Company Parties and other Sellers)) constitutes a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms except as such enforceability may be limited by Creditors’ Rights.

Section 5.4 No Conflicts. Subject to compliance with the applicable requirements of the HSR Act, the execution, delivery, and performance of this Agreement by such Seller and the transactions contemplated hereby, will not (a) violate any provision of the Organizational Documents of such Seller (if an Entity Seller), (b) constitute a breach or violation of, or result in a default (with or without due notice or lapse of time or both) under, or the creation of any

Encumbrance or give rise to any right of termination, cancellation or acceleration under any note, bond, mortgage, indenture, deed of trust, lease, Contract or other instrument or obligation to which such Seller is a party, (c) violate any Laws or Orders applicable to such Seller, or (d) result in the creation of any Encumbrance on any of the assets of such Seller, except in the case of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 5.5 Consents, Approvals or Waivers. Assuming the truth and accuracy of the representations and warranties set forth in Section 6.5, and subject to compliance with the applicable requirements of the HSR Act, except filings, notices, notifications and Consents the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, such Seller’s execution, delivery, and performance of this Agreement and the transactions contemplated hereby do not require any filing, notice, notification or Consent with, to or from any Governmental Authority.

Section 5.6 Litigation.

(a)Since January 1, 2022, except as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect, there have been no Proceedings pending, or to such Seller’s knowledge, threatened against such Seller.

(b)Since January 1, 2022, there have been no Orders or, to the knowledge of such Seller, threatened investigations by, any Governmental Authority relating to such Seller except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Seller Material Adverse Effect.

Section 5.7 Ownership.

(a)Such Seller directly or indirectly holds all the Purchased Interests set forth opposite such Seller’s name on Annex A free and clear of all Encumbrances (other than restrictions on transfer imposed under applicable securities laws or the Organizational Documents of the Company or Blocker Corp, as applicable). Such Seller has complete and unrestricted power and the unqualified right to sell, convey, assign, transfer and deliver the Purchased Interests to Purchaser, and, upon the consummation of the transactions contemplated hereby, Purchaser will acquire good and valid record and beneficial title to all of the Purchased Interests, free and clear of any Encumbrances, except for restrictions on transfer imposed under applicable securities laws or the Organizational Documents of the Company or Blocker Corp, as applicable.

(b)Except as set forth on Schedule 5.7 of the Company Group Disclosure Letter, such Seller is not a party to (i) any option, warrant, purchase right or other Contract or commitment (other than this Agreement) that could require such Seller to sell, transfer or otherwise dispose of any of such Purchased Interests, or (ii) any voting trust, proxy, stockholder agreement or other Contract or understanding with respect to the voting of such Purchased Interests.

Section 5.8 Assets. Other than the Purchased Interests, neither such Seller nor any of its Affiliates (excluding the Company Group) owns (x) any equity interests of any Company Group Member or (y) any assets, properties or rights that are used in, held for use in or necessary for the operation of the business of the Company Group and which are material to the operations of the Company Group, taken as a whole.

Section 5.9 CPPIB. CPPIB SEG on behalf of the Canada Pension Plan Investment Board makes direct control or co-control investments in businesses with primary operations in oil and gas exploration and production (“Oil and Gas Investments”), and to the knowledge of CPPIB, CPPIB SEG is the only investment group of Canada Pension Plan Investment Board currently mandated to make any such Oil and Gas Investments. The foregoing representation in this Section 5.9 is being made solely by CPPIB.

Section 5.10 No Other Representations. EXCEPT AS AND TO THE EXTENT EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 5 OR ANY OTHER TRANSACTION DOCUMENT WITH RESPECT TO ITSELF, SUCH SELLER EXPRESSLY DISCLAIMS (AND PURCHASER HAS NOT RELIED ON) ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE OTHER TRANSACTION DOCUMENTS, INCLUDING ANY REPRESENTATION OR WARRANTY, ORAL OR WRITTEN, PRESENTED TO PURCHASER OR ANY OF ITS RELATED PERSONS IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF THE SUBJECT INTERESTS, THE COMPANY GROUP AND BLOCKER CORP, THE NEGOTIATION OF THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS OR OTHERWISE IN THE COURSE OF THE TRANSACTIONS CONTEMPLATED HEREBY, AS TO (i) THE SUBJECT INTERESTS OR THE COMPANY GROUP AND BLOCKER CORP, (ii) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, (iii) ANY RECORDS, FILES OR MATERIALS OR INFORMATION (INCLUDING AS TO THE ACCURACY, COMPLETENESS OR CONTENTS THEREOF) THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER OR ANY OF ITS RELATED PERSONS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY DISCUSSION OR PRESENTATION RELATING THERETO (INCLUDING ANY ITEMS PROVIDED IN CONNECTION WITH SECTION 7.1); AND EXCEPT AS AND TO THE EXTENT EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 5 OR ANY OTHER TRANSACTION DOCUMENT, SUCH SELLER FURTHER DISCLAIMS ANY OTHER REPRESENTATION OR WARRANTY BY SELLER, WHETHER EXPRESS, STATUTORY OR IMPLIED.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Sellers and the Company Parties as follows:
Section 6.1 Existence and Qualification. Purchaser is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Purchaser is duly qualified to do business in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification necessary, except where the failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 6.2 Organizational Power. Purchaser has all requisite corporate power to enter into and perform this Agreement and each of the other Transaction Documents to which it is or will be a party and to consummate the transactions contemplated hereby. Purchaser has all requisite corporate power to own, lease, and operate its assets and properties and to carry on its business as now being conducted except where the failure to have such power would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 6.3 Authorization and Enforceability. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party, and the performance of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by each other Person party to this Agreement) constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms except as such enforceability may be limited by Creditors’ Rights.

Section 6.4 No Conflicts. Subject to compliance with the applicable requirements of the HSR Act, the execution, delivery, and performance of this Agreement by Purchaser and the transactions contemplated hereby, will not (a) violate any provision of the Organizational Documents of Purchaser, or (b) violate any Laws or Orders applicable to Purchaser, except in the case of clause (b), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 6.5 Consents, Approvals or Waivers. Assuming the truth and accuracy of the representations and warranties set forth in Section 3.5, Section 4.5 and Section 5.5, and subject to compliance with the applicable requirements of the HSR Act, and except for such filings, notices, notifications and Consents the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, Purchaser’s execution, delivery, and performance of this Agreement and the transactions contemplated hereby do not require any filing, notice, notification or Consent with, to or from any Governmental Authority.

Section 6.6 Liability for Brokers’ Fees. No Seller, Company Party or Company Group Member or any of their Affiliates shall directly or indirectly have any responsibility, liability, obligation or expense, as a result of undertakings or agreements of Purchaser or its Affiliates, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with this Agreement or any agreement or transaction contemplated hereby.

Section 6.7 Financing. Purchaser will have at the Closing sufficient cash, available lines of credit or other sources of immediately available funds (in U.S. Dollars) to enable Purchaser to pay the Closing Purchase Price to the Sellers at the Closing, the Funded Indebtedness, the Company Transaction Expenses and the fees and expenses of Purchaser related to the transactions contemplated hereby and the other Transaction Documents.

Section 6.8 Investment Intent.

(a)Purchaser understands and acknowledges that the acquisition of the Subject Interests involves substantial risk. Purchaser and its Representatives have experience as investors in Interests and other securities of entities such as the ones being acquired pursuant to this Agreement, and Purchaser can bear the economic risk of its investment (which Purchaser acknowledges may be for an indefinite period) and has such knowledge and experience in financial or business matters that Purchaser is capable of evaluating the merits and risks of its investment in the Subject Interests.

(b)Purchaser is acquiring the Subject Interests for its own account, for investment purposes only and not with a view toward, or for sale in connection with, any distribution thereof, or with any present intention of distributing or selling any Subject Interests, in each case, in violation of the federal securities Laws, any applicable foreign or state securities Laws or any other applicable Law.

(c)Purchaser qualifies as an “accredited investor,” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.

(d)Purchaser understands and acknowledges that the Subject Interests have not been registered under the Securities Act, any state securities Laws or any applicable foreign Law. Purchaser acknowledges that such Interests may not be transferred, sold, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other provision of applicable United States federal, United States state, or other Law or pursuant to an applicable exemption therefrom. Purchaser acknowledges that there is no public market for the Subject Interests and that there can be no assurance that a public market will develop.

Section 6.9 No Other Representations. EXCEPT AS AND TO THE EXTENT EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 6 OR ANY OTHER TRANSACTION DOCUMENT, PURCHASER EXPRESSLY DISCLAIMS (AND NEITHER THE COMPANY PARTIES NOR SELLERS HAVE RELIED ON) ANY REPRESENTATION OR WARRANTY, EXPRESS, STATUTORY OR IMPLIED, IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE OTHER TRANSACTION DOCUMENTS, INCLUDING ANY REPRESENTATION

OR WARRANTY, ORAL OR WRITTEN, PRESENTED TO THE COMPANY PARTIES OR SELLERS OR ANY OF THEIR RELATED PERSONS IN THE COURSE OF THEIR DUE DILIGENCE INVESTIGATION OF PURCHASER, THE NEGOTIATION OF THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS OR OTHERWISE IN THE COURSE OF THE TRANSACTIONS CONTEMPLATED HEREBY; AND EXCEPT AS AND TO THE EXTENT EXPRESSLY REPRESENTED OTHERWISE IN THIS ARTICLE 6, PURCHASER FURTHER DISCLAIMS ANY OTHER REPRESENTATION OR WARRANTY, WHETHER EXPRESS, STATUTORY OR IMPLIED.

ARTICLE 7
COVENANTS OF THE PARTIES
Section 7.1 Access.

(a)Between the Execution Date and the Closing Date (or earlier termination of this Agreement), the Company Parties will, and will cause each other Company Group Member to, provide Purchaser and its Representatives reasonable access, at Purchaser’s sole cost and expense, to the officers, key employees, properties, books, Contracts, and records of such Company Party or other Company Group Member in its or their possession or control and furnish reasonably promptly to Purchaser and its Representatives such information concerning the Company Group Members’ business, properties, Contracts and records as may be reasonably requested, from time to time, by or on behalf of Purchaser, in each case, subject in all respects to the remainder of this Section 7.1.

(b)None of Purchaser or any of its Representatives shall have access to the properties or assets of any Company Party or any other Company Group Member or their respective Affiliates (i) to the extent doing so would reasonably be expected to violate any applicable Law or contractual restriction (provided that the Company Parties shall, at Purchaser’s sole cost and expense, use commercially reasonable efforts to provide such access in a manner that does cause such violation) or (ii) for the purpose of conducting any subsurface or other invasive or intrusive sampling or testing of environmental media. Purchaser shall, at Purchaser’s sole cost and expense, reasonably promptly repair any damage caused by Purchaser during the exercise of any physical inspection rights under this Section 7.1.

(c)Purchaser’s investigation shall be conducted in a manner as not to interfere unreasonably with the business or operations of any Company Party or any other Company Group Member or otherwise in a manner that reasonably minimizes interference with their respective operations. Purchaser shall coordinate its access rights with the applicable Company Party or Company Group Member to reasonably minimize interruption of the conduct of business thereof, and a Representative of such Company Party or Company Group Member shall have the right to accompany Purchaser (and any Representative of Purchaser) in connection with any such physical inspection.

(d)Purchaser acknowledges that, pursuant to its right of access under this Section 7.1, Purchaser will become privy to confidential and other information of the Sellers, the Company Parties and the Company Group Members and their respective Affiliates and that such confidential information shall be held confidential by Purchaser in accordance with the terms of the Confidentiality Agreement.

(e)Notwithstanding anything to the contrary set forth in this Agreement, during the period from the Execution Date until the Closing, none of the Company Parties, any other Company Group Member or any of their respective Affiliates shall be required to disclose to Purchaser or any of its Representatives or Affiliates any information (i) if doing so would violate any Contract as in effect on the date of this Agreement (or any bona fide third-party Contract entered into following the Execution Date in accordance with Section 7.5), Law or Order to which any Seller, Company Party or any other Company Group Member or any of their respective Affiliates is a party or is subject or which it reasonably determines would reasonably be expected to result in the loss of the ability to successfully assert attorney-client and work product privileges or (ii) if any Seller, Company Party, other Company Group Member or any of their respective Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto (provided, that in the case of clause (i), the Company Parties shall use commercially reasonable efforts to provide such information in a manner would not cause such violation).

(f)In connection with the rights of access, examination and inspection granted to Purchaser under this Section 7.1, EXCEPT IN THE CASE OF GROSS NEGLIGENCE, FRAUD (AS DEFINED HEREIN) OR WILLFUL MISCONDUCT: (i) PURCHASER WAIVES AND RELEASES ALL CLAIMS AGAINST THE SELLERS, THE COMPANY PARTIES, THE OTHER COMPANY GROUP MEMBERS, THEIR RESPECTIVE AFFILIATES AND EACH OF THEIR RESPECTIVE RELATED PERSONS ARISING IN ANY WAY THEREFROM OR IN ANY WAY CONNECTED THEREWITH AND (ii) PURCHASER HEREBY AGREES TO INDEMNIFY, DEFEND AND HOLD HARMLESS THE SELLERS, THE COMPANY PARTIES, THE COMPANY GROUP MEMBERS AND THEIR RESPECTIVE RELATED PERSONS, AND THIRD PARTY OPERATORS FROM AND AGAINST ANY AND ALL DAMAGES ATTRIBUTABLE TO PERSONAL INJURY, DEATH OR PHYSICAL PROPERTY DAMAGE ARISING OUT OF, RESULTING FROM OR RELATING TO ANY FIELD VISIT OR OTHER DUE DILIGENCE ACTIVITY CONDUCTED BY PURCHASER OR ANY OF ITS AFFILIATES OR REPRESENTATIVES WITH RESPECT TO ANY SELLER, ANY COMPANY PARTY OR ANY OTHER COMPANY GROUP MEMBER AND THEIR RESPECTIVE PROPERTIES, ASSETS AND OPERATIONS, EVEN IF SUCH LIABILITIES ARISE OUT OF OR RESULT FROM, SOLELY OR IN PART, THE SOLE, ACTIVE, PASSIVE, CONCURRENT, OR COMPARATIVE NEGLIGENCE, STRICT LIABILITY OR OTHER FAULT OR VIOLATION OF LAW BY ANY SELLER, ANY COMPANY PARTY, ANY OTHER COMPANY GROUP MEMBER, THEIR RESPECTIVE AFFILIATES, EACH OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS AND OTHER REPRESENTATIVES.

Section 7.2 Reasonable Best Efforts.

(a)Subject to Section 7.2(g), the Parties shall, and the Parties shall cause their respective Affiliates to, cooperate and use their reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as practicable (and in any event prior to the Outside Date) and to consummate the transactions contemplated hereby as promptly as practicable, including preparing and filing promptly documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required filings under applicable Antitrust Laws), and (ii) obtain promptly (and in any event prior to the Outside Date) all Consents necessary, proper or advisable to consummate the transactions contemplated hereby.

(b)In furtherance and not in limitation of the foregoing, Purchaser and the Company shall, and Purchaser shall cause its Affiliates to, make all required filings pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within twenty (20) Business Days after the Execution Date (unless a later date is mutually agreed to by Purchaser and the Company) and supply as promptly as practicable any additional information and documentary material that is requested by any Governmental Authority pursuant to any Antitrust Law. Purchaser shall pay the HSR Act filing fee required in connection with the transactions contemplated hereby.

(c)Subject to Section 7.2(g), the Parties shall, and the Parties shall cause their respective Affiliates to, use their reasonable best efforts to (i) cooperate in all respects with each other, and provide each other all necessary information and assistance, in connection with any filing or submission with a Governmental Authority in connection with the transactions contemplated hereby, including by providing Purchaser or the Company, as applicable, a reasonable advance opportunity to review and comment thereon and considering in good faith the views of such other Party, and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the transactions contemplated hereby or any Proceeding initiated by any Person relating to the transactions contemplated hereby, (ii) promptly supply to Purchaser or the Company, as applicable, copies of all written communications and summaries of the substance of any oral communications received by such Person from, or given by such Person to, any Governmental Authority or received or given in connection with any Proceeding by any Person, in each case regarding the transactions contemplated hereby, (iii) permit Purchaser or the Company, as applicable, a reasonable opportunity to review and comment in advance, and consider in good faith the views of Purchaser or the Company, as applicable, and incorporate reasonable comments, in any communication to be given by it to any Governmental Authority relating to the transactions contemplated hereby and (iv) consult with Purchaser or the Company, as applicable, in advance of any meeting, videoconference or teleconference with any Governmental Authority or in connection with any Proceeding by any Person, and, to the extent permitted by the Governmental Authority, give the other Party the opportunity to attend and participate in such meetings, videoconferences and teleconferences. Subject to its obligations laid out in this Section 7.2(c), Purchaser shall determine the strategy to be pursued in seeking to remove impediments to the Closing related to Antitrust Laws and shall direct any related Proceedings with any Governmental Authority or other Person, after considering in good faith the views of the Company. In furtherance of the foregoing, Purchaser shall consult in good faith with the Company prior to taking the following actions: (A) “pull[ing] and refil[ing],” pursuant to 16 C.F.R. § 803.12, any HSR Act filing in connection with the transactions contemplated hereby, (B) extending, delaying or restarting the waiting period applicable to the transactions contemplated hereby under any Antitrust Law or (C) offering, negotiating or entering into any commitment or agreement with any Governmental Authority to delay the consummation of, to extend the review or investigation period applicable to, or not to close before a certain date, the transactions contemplated hereby.

(d)Subject to Section 7.2(g), in furtherance of the foregoing, Purchaser shall, and shall cause its Affiliates to, take any and all actions necessary to eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Authority so as to enable the Parties to consummate the transactions contemplated hereby as promptly as practicable and in any event prior to the Outside Date, including but not limited to offering, proposing, negotiating, agreeing to, consenting to and effecting (i) the sale, divestiture, transfer, license or other disposal of assets, businesses or interests of the Company Group or Purchaser and its Affiliates; (ii) the termination, creation or modification of commercial relationships, ventures, contractual rights or obligations of the Company Group or Purchaser and its Affiliates; (iii) any other change or restructuring of the Company Group, Purchaser or its Affiliates or (iv) any other remedy, condition, commitment or undertaking of any kind (any such action described in the preceding clauses (i) – (iv), a “Remedy Action”).

(e)Subject to Section 7.2(g), if any Proceeding, including any Proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, Purchaser and the Company shall, and Purchaser shall cause its Affiliates to, use their reasonable best efforts to contest and resist such Proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, restricts or delays consummation of the transactions contemplated hereby.

(f)Purchaser shall not, and shall cause its Affiliates not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any material assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or increase the risk of not obtaining, the termination or expiration of the waiting period under the HSR Act, (ii) increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated hereby or (iii) increase the risk of not being able to remove any such Order on appeal or otherwise.

(g)Notwithstanding anything in this Agreement to the contrary, neither Purchaser nor its Subsidiaries shall be required to take, cause to be taken, or agree to take, any Remedy Action or any combination thereof, if such Remedy Action, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the business, financial condition or operations of Purchaser and its Subsidiaries, the Company Parties and the other Company Group Members, taken as a whole (but, for this purpose, Purchaser and its Subsidiaries, the Company Parties and the other Company Group Members and their respective

Subsidiaries, shall be deemed a consolidated group of entities of the same size and scale of a hypothetical company that is 100% of the size of the Company Parties and the other Company Group Members, taken as a whole, as of the Execution Date. The Sellers and Company Parties shall agree to take any Remedy Action requested by Purchaser, provided that in no event shall Purchaser, the Sellers or the Company Parties (or any of their respective Subsidiaries or other Affiliates) be required to take or effect any Remedy Action that is not conditioned upon the Closing. The Sellers, Seller Representative and Company Parties shall not take or effect or agree to take or effect any Remedy Action unless requested in writing by Purchaser.

(h)Notwithstanding anything in this Agreement or any other Transaction Document to the contrary, the Sellers and Company Parties shall not, and shall cause the other Company Group Members to not, incur any fees, costs or expenses that are payable by the Company Parties or the other Company Group Members following the Closing (and for which Sellers have not agreed in writing to reimburse) in order to obtain any consent, approval or permit in connection with the consummation of the transactions contemplated hereby without the express prior written consent of Purchaser, other than any such fees, costs or expenses that are individually and in the aggregate de-minimis.

Section 7.3 Public Announcements; Confidentiality; Non-Solicitation.

(a)The initial press release with respect to the execution of this Agreement shall be a joint (or separate) press release, in each case, to be reasonably agreed upon by the Seller Representative and Purchaser. Thereafter, no Party shall make (or cause or permit any Affiliate thereof to make) any press release or other public announcement regarding the transactions contemplated hereby without the prior written consent of the Seller Representative (in the case of any press release or other public announcement of Purchaser or any Affiliate thereof) or Purchaser (in the case of any press release or other public announcement of any other Party or any Affiliate thereof) (collectively, the “Public Announcement Restrictions”). The Public Announcement Restrictions shall not restrict disclosures to the extent (i) necessary for a Party to perform this Agreement (including disclosures to Governmental Authorities), or (ii) required (upon advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates; provided, in each case, such Party uses its commercially reasonable efforts to afford the other Parties an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon. Notwithstanding the foregoing, but subject in all respects to the last sentence of Section 7.3(d), each Party may (without the prior consent of, or prior consultation with, the other Parties) make public statements and other public disclosures that are consistent in all material respects with the statements and disclosures included in previous press releases, other written public disclosures or oral public statements, in each case made by such Party in compliance with this Section 7.3.

(b)The Parties shall keep all information and data relating to this Agreement, the contents hereof, and the transactions contemplated hereby strictly confidential in accordance with the provisions of the Confidentiality Agreement.

(c)If Closing should occur, the Confidentiality Agreement shall terminate as of the Closing. Additionally, if the Closing should occur, the restrictions in Section 7.3(a) shall terminate with respect to Purchaser.

(d)The Parties acknowledge and agree that, notwithstanding anything in this Section 7.3 to the contrary or otherwise, CPPIB and its Affiliates may provide information about the subject matter of this Agreement in connection with CPPIB’s and its Affiliates’ operation of their investment and management businesses in the ordinary course of business or otherwise in the ordinary course of its investing or fundraising activities (including to its investors and potential investors) (provided that recipients are subject to customary confidentiality obligations to keep such information confidential or such disclosure is otherwise in compliance with Section 7.3(a)), and (ii) Purchaser shall not make (and shall not cause or permit any Affiliate thereof (including, following the Closing, the Company Parties and the other Company Group Members) to make) any press release or other public announcement regarding the transactions contemplated hereby that specifically references CPPIB or any Affiliate thereof without the prior written consent of CPPIB (not to be unreasonably withheld, conditioned or delayed); provided, however, that this clause (ii) shall not restrict disclosures (A) necessary for Purchaser or its Affiliates to perform this Agreement (including disclosures to Governmental Authorities), or (B) required (upon advice of counsel) by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over Purchaser (provided, in each case, Purchaser uses its commercially reasonable efforts to afford CPPIB an opportunity to first review the content of the proposed disclosure relating to CPPIB and provide reasonable comments thereon on the part relating to CPPIB).

(e)As an express inducement for Sellers to enter into this Agreement, Purchaser agrees that, during the Non-Solicit Period (other than pursuant to the process set forth in Section 7.9(a) herein, and other than as may be consented to in writing by Seller Representative), Purchaser will not (and Purchaser shall cause its Affiliates (including, following the Closing, the Company Parties and the other Company Group Members) to not) solicit for employment or engagement or cause to be solicited for employment or engagement any Business Employee who has not become a Transferred Employee or otherwise induce or encourage such Business Employee who has not become a Transferred Employee to leave the employment of Sellers or their Affiliates; provided, that this Section 7.3(e) shall not prohibit any advertisement or general solicitation, or recruiting efforts by a recruitment agency (or hiring as a result thereof) that is not specifically targeted at any Business Employee or group of Business Employees, or hiring any Business Employee who has ceased to be employed by a Seller or any of such Seller’s Affiliates (including EmployerCo).

(f)As an express inducement for Purchaser to enter into this Agreement, each Seller agrees that, during the Non-Solicit Period (other than as may be consented to in writing by Purchaser), such Seller will not (and such Seller shall cause its Affiliates to not) solicit for employment or engagement or cause to be solicited for employment or engagement any employee of Purchaser or its Affiliates or otherwise induce or encourage such employee to leave the employment of Purchaser or their Affiliates; provided, that this Section 7.3(f) shall not prohibit any advertisement or general solicitation, or recruiting efforts by a recruitment agency (or hiring as a result thereof) that is not specifically targeted at any such employee or group of employees, or hiring any such employee who has ceased to be employed by Purchaser or any of Purchaser’s Affiliates.

Section 7.4 Non-Compete. As an express inducement for Purchaser to enter into this Agreement, each Entity Seller agrees that, from the Closing Date until the first anniversary of the Closing Date, such Entity Seller shall not, and shall cause its Affiliates (other than any Person who is an Affiliate by virtue of holding a position as a member of the board or similar governing body thereof) not to, directly or indirectly, whether as owner, investor, member, shareholder, partner, lender, guarantor or otherwise, own, manage, finance, have control of, participate in or invest in, by themselves or in combination with other Persons, any Restricted Business; provided, however, that the passive ownership (without involvement in management or otherwise the ability to direct or influence management or the business) of less than ten percent (10%) of the outstanding Interests of a Restricted Business shall not, solely by reason thereof, be deemed a violation of this Section 7.4. In the event of a conflict in the application of this Section 7.4 and a Restrictive Covenant Agreement to any Person, the terms and conditions of the Restrictive Covenant Agreement shall apply to the extent of such conflict. For the avoidance of doubt, CPPIB SEG is an Affiliate of CPPIB.

Section 7.5 Operation of Business.

(a)Except (i) as expressly contemplated by this Agreement, or in Schedule 7.5 of the Company Group Disclosure Letter, (ii) as reasonably required in the event of a bona fide emergency to protect life, property of the Company Group or the environment (provided that Purchaser is given written notice thereof as promptly as reasonably practicable thereafter), (iii) as may be required by Law, (iv) as expressly permitted by this Agreement, or (v) as otherwise approved in writing by Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), from the Execution Date until the Closing Date, the Company Parties shall and shall cause each other Company Group Member to (A) conduct its business in accordance with its ordinary course of business, consistent with past practice (including any conduct that is reasonably related, complementary or incidental thereto), in each case, in all material respects and subject to interruptions resulting from force majeure, mechanical breakdown or any third party maintenance (to the extent that the Company did not have notice of such maintenance as of the Execution Date) and (B) use commercially reasonable efforts to preserve, maintain and protect the assets, business organization, goodwill and properties of such Company Party and the other Company Group (ordinary wear and tear excepted) and existing relations with material customers, material suppliers and other counterparties having material business relations with the Company Group.

(b)Without limiting the generality of the foregoing, from the Execution Date until the Closing Date, except (i) as expressly contemplated by this Agreement or in Schedule 3.23 or Schedule 7.5 of the Company Group Disclosure Letter, (ii) as reasonably required in the event of a bona fide emergency to protect life, property of the Company Group or the environment (provided that Purchaser is given written notice thereof as promptly as reasonably practicable thereafter), (iii) as may be required by Law, (iv) as expressly permitted by this Agreement, or (v) as otherwise approved in writing by Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that any action by any Company Group Member contemplated by Section 7.5(b)(iii) (to the extent related to the Utica shale basin) shall not be taken without the prior written consent of Purchaser (which may be given or withheld in Purchaser’s sole and absolute discretion)), from the Execution Date until the Closing Date, the Company Parties shall and shall cause each other Company Group Member to:

(i)not (x) terminate, materially amend, waive, modify, extend or assign any material rights under any Material Contracts, (y) enter into any new Contract which would constitute a Material Contract if executed prior to the Execution Date, or (z) enter into any Contract with an Affiliate of the Company (other than solely between or among Company Group Members;

(ii)use commercially reasonable efforts to maintain all material Permits, approvals, bonds and guaranties;

(iii)not transfer, sell, lease, hypothecate, place an Encumbrance (other than Permitted Encumbrances) on or otherwise dispose of any material portion of the material assets or Properties of such Company Party or any other Company Group Member, taken as a whole; except for (A) sales and dispositions of Hydrocarbons or equipment and materials made in the ordinary course of business consistent with past practices, (B) pursuant to an agreement of the Sellers, any Company Party or any other Company Group Member in effect on the Execution Date and set forth in Schedule 7.5(b)(iii)(B) of the Company Group Disclosure Letter, (C) other sales and dispositions of the assets of such Company Party or any other Company Group Members not exceeding $5,000,000 individually or $15,000,000 in the aggregate, or (D) disposals of obsolete or damaged equipment in the ordinary course of business consistent with past practices for which replacements have been obtained;

(iv)not enter into, commence, waive, release, settle or compromise any Proceeding affecting any Company Party or other Company Group Member other than the settlement of such Proceedings involving only the payment of money by such Company Party or any other Company Group Member of any amount not exceeding $1,000,000 in the aggregate and that would not reasonably be expected to result in any restriction on future activity in any material respect or conduct or a finding or admission of a violation of Law;

(v)not amend or otherwise change the Organizational Documents of such Company Party or any other Company Group Member;

(vi)not issue, sell, pledge, transfer, dispose of or otherwise subject to any Encumbrance any Interests of such Company Party or any other Company Group Member (including the Subject Interests), or any options, warrants, convertible securities or other rights of any kind to acquire any such shares, or any other Interest in such Company Party or any other Company Group Member (including the Subject Interests), other than issuances by a wholly owned Subsidiary of such Company Party or any other Company Group Member to such Company Party or any other Company Group Member or another direct or indirect wholly owned Subsidiary of such Company Party or any other Company Group Member;

(vii)not declare, set aside or pay any non-cash dividends on, or make any other non-cash distributions in respect of, such Company Party’s Interests or any other Company Group Member’s Interests except for non-cash dividends and distributions from a direct or indirect wholly owned Subsidiary of such Company Party or any other Company Group Member to such Company Party or any other Company Group Member or another direct or indirect wholly owned Subsidiary of such Company Party or any other Company Group Member;

(viii)not reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Interests of such Company Party or any other Company Group Member or the Subject Interests, or make any other change with respect to such Company Party’s or any other Company Group Member’s capital structure;

(ix)not acquire any corporation, partnership, limited liability company, other business organization or division thereof or any material amount of assets, or enter into any joint venture, partnership, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement, in each case, that would constitute a Material Contract if executed prior to the Execution Date, other than (i) transactions solely between the Company and a wholly owned Subsidiary of the Company (or solely among wholly owned Subsidiaries of the Company), (ii) acquisitions of inventory in the ordinary course of business, or (iii) non-exclusive licenses in the ordinary course of business consistent with past practice;

(x)not authorize, announce or adopt any plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization, other than such transactions among the Company Parties and the other Company Group Members;

(xi)not incur, assume, guarantee or otherwise become responsible for any Indebtedness (directly, contingently, or otherwise) or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the material obligations of any Person, or make any material loans or advances, except for (i) Indebtedness incurred by such Company Party or any other Company Group Member that is owed to any wholly owned Subsidiary of such Company Party or any other Company Group Member that is owed to such Company Party or any other Company Group Member, (ii) guarantees by such Company Party or any other Company Group Member of Indebtedness of such Company Party or any other Company Group Member, (iii) the creation of any Encumbrances securing any Indebtedness permitted by this Section 7.5(b)(xi), or (iv) the Funded Indebtedness or other Indebtedness that will be paid off at or prior to the Closing;

(xii)not make, compromise or forgive any loans, advances, or capital contributions to, or investments in, any other Person, in each case, in an individual value in excess of $1,000,000 (other than any loans, advances or capital contributions solely between any Company Party and any other Company Group Member or solely among Company Group Members);

(xiii)not make (i) any individual capital expenditure (which shall include any investments by contribution to capital, property purchases or transfers, purchase of securities or otherwise) or make any commitment to make any capital expenditure (which shall include any investments by contribution to capital, property purchases or transfers, purchase of securities or otherwise) in excess of $2,500,000 (net to the Company Group’s interest) or (ii) aggregate capital expenditures in excess of $5,000,000 (net to the Company Group’s interest), in each case of the foregoing clauses (i) and (ii), other than (A) pursuant to existing commitments or business plans expressly described in the Company Group’s capital expenditure budget for 2025 and 2026, as set forth in Schedule 7.5(b)(xiii) of the Company Group Disclosure Letter, (B) to repair, maintain or replace any assets, properties or facilities in the ordinary course of business (and to the extent so reflected in the Company’s current budget), or (C) provided that Purchaser is given notice thereof as promptly as reasonably practicable thereafter, as may be necessary to maintain or restore safe operations of the Real Property Interests or respond to any catastrophe or other emergency situation;

(xiv)cancel any debts, settle, waive, or release any claims or rights, or pay, discharge, or satisfy any claims, liabilities or obligations owned in connection with any Proceeding, in each case, other than in the ordinary course of business in an amount not to exceed $1,000,000, individually, or $2,500,000 in the aggregate or where the amount paid or payable does not exceed the amount reserved against such matter in the Financial Statements;

(xv)[RESERVED];

(xvi)not make or adopt any material change in any method of accounting or accounting practice or policy, except as required by GAAP or applicable Law;

(xvii)not (i) make (except in the ordinary course of business), change or revoke any material Tax election, (ii) change any annual Tax accounting period, (iii) change any method of accounting for Tax purposes, (iv) except in the ordinary course of business, commence, settle, or compromise any claim or assessment in respect of any material Taxes, (v) agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material Taxes (other than any automatic or automatically granted extension), or (vi) surrender any right to claim a Tax refund;

(xviii) except as required by applicable Law or the terms of any Benefit Plan or Contract in effect as of the date hereof, not (i) adjust in any material manner the compensation or benefits of any Business Employee, (ii) establish, adopt, enter into, amend or terminate any Benefit Plan with respect to which the Company Group could incur any liability, (iii) hire or engage any employee or individual service provider by any member of the Company Group, other than indirect engagements of EmployerCo personnel in the ordinary course to replace a departed or terminated non-management level employee, provided that no such employee or individual service provider shall be eligible for severance benefits, including under the Severance Program (as defined in Section 7.9(b)), (iv) terminate (other than for cause) or promote any Business Employee, except for terminations in the ordinary course with respect to non-management level employees, (v) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization or labor representative, (vi) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits or (vii) other than as required by the terms of the MSA as in effect on the date hereof, otherwise take any action that could cause any member of the Company Group to incur any liability with respect to (A) compensation or benefits of any employee or other individual service provider or (B) any Benefit Plan, and for clarity, EmployerCo shall not take any actions prohibited by this Section 7.5(b)(xviii);

(xix) not enter into any agreement that expressly restricts the ability of any Company Party or other Company Group Member to engage or compete in any line of business related in any material respect to the business of the Company Group, except where such restriction would not reasonably be expected to be material to the Company Parties and the other Company Group Members taken as a whole, or enter into any agreement that restricts in any material respect the ability of the Company Group, taken as a whole, to enter a new line of business;

(xx) not make any new material acreage dedication, whether pursuant to an existing Contract or new Contract;

(xxi)not transfer more than $500,000 in the aggregate of assets, properties or rights to any Affiliate of the Company Parties (excluding another Company Party or a Subsidiary of a Company Party);

(xxii)not assume more than $500,000 in the aggregate of liabilities of any Affiliate of the Company Parties (excluding another Company Party or a Subsidiary of a Company Party);

(xxiii)not take any action that would increase the expenses, fees, costs or other liabilities associated with the Assumed Execution Date Gas/NGL Hedges (other than any novation, assignment or transfer expenses, fees, or costs associated with the Assumed Execution Date Gas/NGL Hedges in connection with the transactions contemplated by this Agreement);

(xxiv)(a) not enter into any new hedging, swap or derivative Contracts or instruments other than such hedging, swap or derivative Contracts or instruments that will be terminated pursuant to Section 7.22; or (b) not modify, amend or terminate any hedging, swap or derivative Contracts or instruments (other than the termination or transfer of the Existing Oil or Interest Rate Hedges, New Oil or Interest Rate Hedges or New Gas/NGL Hedges as contemplated by Section 7.22); or

(xxv)not enter into an agreement or commitment that would cause the Company or its Subsidiaries to violate any of the foregoing covenants, including consenting to actions by EmployerCo.

Section 7.6 Further Assurances. Reasonably promptly following the Execution Date (and in any event, prior to the Closing), the Company Parties and Sellers shall take and authorize such further actions as are necessary to cause the contemplated transfer of the Purchased Interests to Purchaser under the terms of this Agreement to be in compliance with Company Parties’ Organizational Documents. After Closing, the Parties agree to take such further actions and to execute, acknowledge and deliver all such further documents as are reasonably requested by the other Parties for carrying out the purposes of this Agreement or any other Transaction Document.

Section 7.7 Contact with Customers, Suppliers and Other Business Relations. During the period from the Execution Date until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, Purchaser hereby agrees that it is not authorized to and shall not (and shall not cause or permit any of its employees, agents or Affiliates to, and shall direct its Representatives not to) contact any employee, client or other material business relation of any Seller, Company Party or Company Group Member regarding any Company Party or the Company Group, their businesses, assets or properties or the transactions contemplated hereby without the prior consent of Seller Representative (not to be unreasonably withheld, conditioned or delayed), it being understood that such restriction shall not apply to contact in the ordinary course of business unrelated to the transactions contemplated hereby.

Section 7.8 Termination of Certain Related Party Contracts. On or prior to the Closing, the Company, Blocker Corp and Sellers shall terminate all Related Party Contracts (other than those set forth on Schedule 7.8 of the Company Group Disclosure Letter) without any ongoing obligation or liability of any party thereto, and the Company, Blocker Corp and Sellers shall take such action as may be necessary so that, effective as of immediately prior to the Closing, there shall be no liabilities, Indebtedness, Taxes or other obligations, including intercompany accounts, owed to or from the Company, Blocker Corp and their Subsidiaries, on the one hand, and the Sellers and their Affiliates (excluding the Company, Blocker Corp and their Subsidiaries), on the other hand.

Section 7.9 Employee Matters.

(a)Within five (5) days following the Execution Date, the Sellers shall make Business Employees reasonably available for interviews by Purchaser. No later than forty-five (45) days following the Execution Date (or, in the case of any Business Employee providing services pursuant to the Transition Services Agreement, thirty (30) days following the Closing

Date), Purchaser may or may cause one of its Affiliates to extend offers to hire such Business Employees (if any) as are identified by Purchaser in its sole discretion, provided that Purchaser must comply with all applicable Laws with respect to such determination. Such offers of employment shall be subject to and effective upon the occurrence of the Closing (each such Business Employee who accepts such offer and actually commences employment with Purchaser or their Affiliates following the occurrence of the Closing shall be a “Transferred Employee”). Each such offer shall (A) provide employment in a substantially similar position with Purchaser or its Affiliate as such Business Employee’s position of employment with EmployerCo, and (B) offer a base rate of pay and target annual cash incentive opportunity that is each no less favorable than such Business Employee’s base rate of pay and target annual incentive opportunity, respectively in effect immediately prior to the Closing Date. On or before the date that is five (5) Business Days prior to the Closing Date, or as otherwise reasonably requested by Seller Representative from time to time, Purchaser shall notify Seller Representative as to each Business Employee who has received an offer of employment, each Business Employee who has accepted employment with Purchaser or any of its Affiliates, and each Business Employee who has rejected an offer of such employment.

(b)With respect to any Business Employee who does not receive an offer of employment from Purchaser in accordance with the terms of Section 7.9(a) or who rejects an offer of employment that would increase such Business Employee’s regular commute to work by more than fifteen (15) miles (a “No-Offer Employee”), EmployerCo may terminate the employment of such No-Offer Employee following the Closing (or, in the case of any No-Offer Employee providing services pursuant to the Transition Services Agreement, following the expiration of the Transition Services Agreement) and pay severance in accordance with the severance program set forth on Schedule 7.9(b)(i) of the Company Group Disclosure Letter (the “Severance Program”). Any such termination must occur within thirty (30) days following the Closing (or, in the case of any No-Offer Employee providing services pursuant to the Transition Services Agreement, within thirty (30) days following the expiration of the Transition Services Agreement). Purchaser shall reimburse EmployerCo for documented severance payments and benefits paid and provided under the Severance Program up to the amounts specified on Schedule 7.9(b)(ii) of the Company Group Disclosure Letter (such amounts, together with the amounts payable in connection with the Retention Awards (as defined in Schedule 7.9(c) of the Company Group Disclosure Letter), the “Reimbursed Employee Expenses”).

(c)EmployerCo shall implement a retention program for certain Business Employees, and Purchaser shall reimburse EmployerCo for the amounts payable in connection therewith, in accordance with the terms set forth in Section 7.9(c) of the Company Group Disclosure Letter.

(d)For a period of at least one (1) year beginning on the Closing Date (or until the date of termination of employment of the relevant Transferred Employee, if sooner), Purchaser shall cause the Transferred Employees to be provided with (i) annual base salaries or hourly wage rates, as applicable, and target annual cash bonus opportunities that are no less favorable than those in effect immediately prior to the Closing Date, (ii) other employee benefits (excluding severance, equity or equity-based compensation, nonqualified deferred compensation, retention, change in control, or transaction compensation or defined benefit pension) with an economic value that is substantially comparable in the aggregate to the economic value of the employee benefits provided by the Seller and its Affiliates to such Transferred Employees as of immediately prior to the Closing Date and (iii) eligibility for severance benefits that are no less favorable than those contemplated by the Severance Program.

(e)Purchaser shall cause the employee benefit plans and programs maintained after the Closing Date by Purchaser and its Affiliates in which Transferred Employees participate (but not for any purpose under any defined benefit pension plans or retiree welfare plans) to recognize each Transferred Employee’s years of service prior to the Closing Date with the EmployerCo (including service with any other employer that was recognized by the EmployerCo) for purposes of eligibility and vesting and future vacation benefit accruals under such plans and programs to the same extent and for the same purpose that such service was recognized under the corresponding employee benefit plan in which such Transferred Employee participated prior to the Closing Date; provided that the foregoing shall not apply to the extent that it would result in duplication of benefits or compensation. Purchaser shall use commercially reasonable efforts to (i) cause any and all pre-existing condition (or actively at work or similar) limitations, eligibility waiting periods and evidence of insurability requirements under each group health plan in which Transferred Employees participate after the Closing Date and in the plan year in which the Closing Date occurs to be waived with respect to Transferred Employees and their eligible dependents who were covered under comparable group health plans of the EmployerCo (to the extent that such limitations, waiting periods and requirements were satisfied or waived under the applicable group health plan of EmployerCo); and (ii) provide Transferred Employees with credit for any co-payments, deductibles and offsets (or similar payments) made under any group health plan of EmployerCo during the plan year including the Closing Date but only for the portion of the plan year prior to the Closing Date for the purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any group health plan of Purchaser or its Affiliate in which Transferred Employees participate during the plan year including the Closing Date.

(f)For the ninety (90) day period following the Closing Date, (i) Purchaser agrees to provide, or to cause its Affiliates to provide, any required notice under the Worker Adjustment and Retraining Notification Act (“WARN”) and any similar federal, state or local Law affecting Transferred Employees, and (ii) the Sellers agree to provide, or to cause their Affiliates to provide, any required notice under WARN and any similar federal, state or local Law affecting Business Employees or other service providers of Sellers and their Affiliates who do not become Transferred Employees. Purchaser shall be responsible for, and shall indemnify and hold harmless the Sellers and their respective Related Persons with respect to, any liabilities or damages incurred by the Sellers or any of their respective Related Persons pursuant to WARN or any similar applicable Law in connection with any Transferred Employee, to the extent such liability arises from the termination of such Transferred Employee’s employment with Purchaser or any of its Affiliates (including the Company Parties and the other Company Group Members) on or after the Closing Date. The Sellers shall be responsible for, and shall indemnify and hold harmless Purchaser and its Related Persons (including the Company Group) with respect to, any liabilities or damages incurred by Purchaser or any of its Related Persons (including the Company Group) pursuant to WARN or any similar applicable Law in connection with any Business Employee or other service provider of Sellers and their Affiliates who does not become a Transferred Employee, whether arising before, on or after the Closing Date. As of the Closing Date and for a period of ninety (90) days thereafter, the Parties will provide each other with such information regarding each employee who has suffered or will suffer an Employment Loss (as defined below) at any site of employment where a Business Employee is located, in each case, as is reasonably necessary to comply with their respective obligations under the WARN Act. As used herein, “Employment Loss” means an “employment loss” within the meaning of the WARN Act that occurs either within the ninety (90) days immediately preceding the Closing Date or during the ninety (90) days immediately following the Closing Date.

(g)As of the Closing Date (or, if later, the applicable transfer date), Purchaser shall, or shall cause its applicable Affiliates to, make available health and welfare benefits satisfying all COBRA continuation coverage and any state continuation coverage requirements for and with respect to all Transferred Employees and their eligible dependents. The Parties agree that Purchaser and its Affiliates shall not be responsible for any COBRA continuation coverage or any state continuation coverage with respect to any individuals who are “M&A qualified beneficiaries” (within the meaning of Treasury Regulation Section 54.4980B-9) in connection with the transactions contemplated hereby (which coverage shall be provided by the Sellers or EmployerCo and their Affiliates), other than the Transferred Employees and their eligible dependents.

(h)At least five (5) days prior to the Closing Date, the Company shall submit for approval by the Company equityholders, in conformance with Section 280G of the Code and the regulations thereunder (the “280G Vote”), any payments that could reasonably be expected to constitute a “parachute payment” pursuant to Section 280G of the Code (each, a “Parachute Payment”) on behalf of each “disqualified individual” (as defined in Section 280G of the Code and the regulations promulgated thereunder) and which are irrevocably waived by such individual under this Section 7.9(h). Prior to the distribution of the 280G Vote materials, the Company shall use commercially reasonable efforts to obtain an irrevocable waiver of the right to any Parachute Payment (in the absence of the 280G Vote) from each of the applicable “disqualified individuals” (as defined under Section 280G of the Code and the regulations promulgated thereunder) whose Parachute Payments would be subject to the 280G Vote. The Company shall deliver to Purchaser complete copies of all disclosure and other related documents that will be provided to the equityholders in connection with the 280G Vote and provide Purchaser with sufficient time to review and comment thereon, and shall reflect all reasonable comments of Purchaser that are timely made thereon.

(i)No provision in this Section 7.9 or otherwise in this Agreement, whether express or implied, will (i) create any third-party beneficiary or other rights in any employee or former employee of the Sellers, the Company Parties, the other Company Group Members or any of their respective Affiliates (including any beneficiary or dependent thereof) or any other Person; (ii) create any rights to continued employment with Sellers, the Company Parties, the other Company Group Members, Purchaser or any of their respective Affiliates, or in any way limit the ability of the Sellers, the Company Parties, the other Company Group Members, Purchaser or any of their respective Affiliates to terminate the employment of any individual at any time and for any reason; (iii) constitute or be deemed to constitute an amendment to any employee benefit plan, program, policy, agreement or arrangement sponsored or maintained by Purchaser, the Company Parties, any other Company Group Member, the Sellers or any of their Affiliates; or (iv) result in the assumption or transfer, in whole or in part, of any Benefit Plan, or any liability or obligation whatsoever thereunder, or with respect thereto, by or to Purchaser or any of its Affiliates.

Section 7.10 Officers & Directors.

(a)Until the six (6) year anniversary date of the Closing Date, Purchaser shall not, and shall cause each Company Party and each other Company Group Member not to amend, repeal or otherwise modify the Organizational Documents of such Company Party or other Company Group Member in any manner that would affect adversely the rights thereunder of individuals who at and at any time prior to the Closing, was a director, manager or officer of any Company Party or any other Company Group Member (the “D&O Indemnified Parties”).

(b)Without limiting any additional rights that any D&O Indemnified Parties may have under any Contract, Benefit Plan or under any Organizational Documents of a Company Party or any other Company Group Member, from and after the Closing Date, Purchaser shall cause the applicable Company Party or other Company Group Member to the fullest extent permitted under (i) applicable Law and (ii) its Organizational Documents as in effect on the Execution Date, whichever is greater, to indemnify and hold harmless each D&O Indemnified Party against any and all losses in connection with any Proceeding or investigation, whether civil, criminal, administrative or investigative, to the extent arising out of or pertaining to matters existing or occurring at or prior to the Closing and arising out of or pertaining to the fact that such Person is or was a director, manager or officer of any Company Party or any other Company Group Member or arising out of actions taken (or failed to be taken) by such D&O Indemnified Party at the request of any Seller, Company Party or other Company Group Member, including any and all such losses arising out of or relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, for a period ending the earlier of six (6) years after the Closing Date and applicable statute of limitation in the relevant jurisdiction. A Company Party or another Company Group Member shall promptly advance expenses to any such D&O Indemnified Party, as incurred, to the fullest extent permitted under (A) applicable Law and (B) its Organizational Documents as in effect on the Execution Date, whichever is greater, subject to the receipt by Purchaser of an undertaking (in form and substance reasonably satisfactory to Purchaser) to repay such expenses if it shall ultimately be determined by a court of competent jurisdiction that such Person is not so entitled to indemnification. None of Purchaser, any Company Party or any other Company Group Member shall have any obligation hereunder to any Person when and if a court of competent jurisdiction shall ultimately determine that the indemnification of such Person in the manner contemplated hereby is prohibited by applicable Law.

(c)The Company Parties shall purchase, prior to the Closing, a six (6)-year prepaid “tail policy” from an insurance carrier with the same or better credit rating as the Company Parties’ or Company Group’s, as applicable, current insurance carrier with respect to directors’ and officers’ liability insurance on terms and conditions providing equivalent or superior benefits to the D&O Indemnified Parties with respect to matters existing or occurring prior to the Closing (the “D&O Tail Policy”). Notwithstanding anything to the contrary in the foregoing, in no event shall the Company Parties expend an aggregate premium amount for the D&O Tail Policy in excess of three hundred percent (300%) of the annual premiums currently paid by the Company Group or Company Parties for such directors’ and officers’ liability insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company Parties shall obtain a D&O Tail Policy with the greatest coverage available for a cost not exceeding such amount. The D&O Tail Policy shall be for the benefit of those Persons who are covered by any Company Party’s or Company Group Member’s current directors’, managers’ and officers’ liability insurance as of the date hereof or at the Closing. All costs and expenses related to the D&O Tail Policy shall be borne by Purchaser. The Company Parties or the other Company Group Members may substitute therefor policies of at least the same coverage containing terms and conditions which are no less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage with respect to matters occurring prior to the Closing Date, subject to the second sentence of this Section 7.10(c).

(d)The provisions of this Section 7.10 are intended to be for the benefit of each D&O Indemnified Party, his or her heirs and his or her representatives, and such D&O Indemnified Parties are express third-party beneficiaries of the terms of this Section 7.10.

(e)If Purchaser or any Company Party or any other Company Group Member, or any of their respective successors or assigns, consolidates with or merges to any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or transfers all or substantially all of its assets and properties to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Purchaser or such Company Party or such other Company Group Member honor the indemnification obligations set forth in this Section 7.10.

Section 7.11 Change of Name. From and after Closing, Purchaser agrees, on behalf of Purchaser and its Subsidiaries (including the Company Parties and the other Company Group Members following the Closing), to not use the name “Encino”, “Encino Energy”, “EAP”, “CPPIB”, “Canada Pension Investment Board” or any name or mark confusingly similar thereto or any derivative or other formulation thereof (collectively, the “Subject Marks”), and will not at any time market, promote, advertise or offer for sale any products, goods or services utilizing any of the Subject Marks or otherwise hold themselves out as having any affiliation with Sellers or any of their Affiliates, provided that, notwithstanding the foregoing, solely to the extent and for the duration reasonably necessary after the Closing Date, and in no event for more than one hundred and eighty (180) days after the Closing Date, Purchaser and its Subsidiaries (including the Company Parties and the other Company Group Members following the Closing) shall have the right to use (including using in connection with the sale of products, goods or services) all materials bearing Subject Marks, including signage, advertising, promotional materials, packaging, inventory, electronic materials, collateral goods, stationery, business cards, websites, invoices, receipts, forms, product, training and service literature and materials, and other materials (“Materials”) solely as such Materials were used in connection with the business of the Company Group Members as of the Closing, and solely to the extent such use cannot commercially reasonably be avoided. In furtherance thereof, as promptly as reasonably practicable after Closing, and in any event, no later than one hundred and eighty (180) days after the Closing Date, Purchaser shall, and shall cause the Company Parties and the other Company Group Members to: change the legal name of each Company Party and other Company Group Member to a name that does not include any Subject Marks and file all documentation reasonably necessary to change the legal name of each Company Party and each other Company

Group Member in all applicable jurisdictions; and use reasonable best efforts to remove, strike over, cover or otherwise obliterate all Subject Marks from all materials, including, without limitation, any vehicles, business cards, schedules, stationary, packaging materials, displays, signs, promotional materials, manuals, forms, computer software and other materials. Nothing in this Section 7.11 shall be deemed to limit or prevent Purchaser and its Subsidiaries (including, following the Closing, the Company Group Entities) from using the Subject Marks for non-commercial, factually accurate historical reference purposes, internal references, non-commercial use or (except in the case of Subject Marks in respect of “CPPIB” and “Canada Pension Investment Board”) as permitted by applicable Laws related to normative fair use. Notwithstanding anything to the contrary in this Section 7.11, Purchaser and its Affiliates (including, after the Closing, the Company Group Members) shall have a transition period of up to 365 days from the Closing Date to cease, and cause the Company Group Members to cease, the use of Subject Marks on or in connection with oil wells, gas wells, water wells (including source, supply, and disposal wells), CO2 wells, injection wells, and any related wellheads or other well assets and/or related surface facilities and equipment.
Section 7.12 Records. Purchaser shall, and shall cause its Affiliates (including the Company Parties and the other Company Group Members) to, preserve and keep a copy of all books and records related to any and all Company Parties and other Company Group Members for a period of at least seven (7) years after the Closing Date. For a period of seven (7) years after the Closing, Purchaser shall provide to Seller Representative reasonable access to such books and records and reasonable access to the assets, properties and employees, in each case, of the Company Parties and each other Company Group Member in connection with matters relating to the Company Parties or any other Company Group Member for the period before the Closing Date, subject to the restrictions and terms set forth in Section 7.1 applied mutatis mutandis, to the extent reasonably required by the Sellers for legal, tax or regulatory compliance purposes.

Section 7.13 Certain Indebtedness.

(a)If and as reasonably requested by Purchaser, Sellers shall (A) cause the Company to deliver a prepayment and commitment termination notice in accordance with the terms of the Company Credit Agreement (which notice shall be given in advance of, and conditioned on, the occurrence of the Closing), (B) use reasonable best efforts to take all other actions, if any, reasonably requested by Purchaser to facilitate the termination at the Closing of all commitments in respect of the Company Credit Agreement, the repayment in full on the Closing Date of all obligations in respect of the Indebtedness thereunder, the release on the Closing Date of any Encumbrances securing such Indebtedness, and guarantees in connection therewith and, with respect to any letters of credit outstanding under the Company Credit Agreement, the cash collateralization thereof or the making of any alternate arrangements with respect thereto that are reasonably requested by Purchaser, and (C) cause the Company to use reasonable best efforts to (i) obtain from the administrative agent of the Company Credit Agreement a payoff letter in a customary form (the “Debt Payoff Letter”) and (ii) provide Purchaser and Seller Representative with a copy of such executed Debt Payoff Letter at least one (1) Business Day (and with respect to a draft thereof, three (3) Business Days) prior to the Closing Date. Such Debt Payoff Letter together with any related release documentation, shall include, among other things, the payoff amount and provide that Encumbrances and guarantees, if any, granted in connection with the Company Credit Agreement shall be paid off, discharged, and terminated on the Closing Date upon the payment of the amount set forth in the Debt Payoff Letter.

(b)If and as reasonably requested by Purchaser and subject to reasonable advance notice provided by Purchaser, the Company shall (or shall cause the applicable Company Group Member to) (i) issue one or more notices of optional redemption for all or a portion of the outstanding aggregate principal amount of the Company Notes conditioned on the occurrence of the Closing, pursuant to Article III the applicable Company Notes Indenture (each, a “Redemption Notice”) and (ii) take any other actions reasonably requested by Purchaser (to the extent such action is not prohibited under the applicable Company Notes Indenture and applicable Law), to facilitate the redemption or satisfaction and discharge of the Company Notes in accordance with the Company Notes Indentures (the “Notes Redemption”) (it being understood that Purchaser’s legal counsel will provide any required Opinion Of Counsel (As defined in the applicable Company Notes Indenture) and any other customary legal opinions required in connection with the redemptions contemplated by this Section 7.13(b)) (each of the foregoing clauses (i) and (ii), a “Specified Indenture Action”); provided that any Redemption Notice requested will comply with the applicable Company Notes Indenture. Purchaser acknowledges and agrees that any redemption or satisfaction and discharge of the Company Notes will be conditioned on consummation of the transactions contemplated hereby and any payment in respect thereof is the sole responsibility of Purchaser. Notwithstanding anything to the contrary herein, (i) it is understood and agreed that the condition precedent set forth in Section 8.2, as applied to the Company Parties’ obligations under this Section 7.13(b), shall be deemed to be satisfied unless a failure of the Notes Redemption to occur in accordance with this Section 7.13(b) is as a direct result of the Willful and Material Breach by a Company Party of its obligations under this Section 7.13(b) and (ii) Purchaser acknowledges and agrees that the Notes Redemption (in whole or in part) is not a condition to any of its obligations under Article 2, Section 8.2, Article 9 or otherwise under this Agreement.

Section 7.14 Post-Closing Confidentiality.

(a)From and after the Closing and continuing for a period ending the later of (x) two (2) years after the Closing Date and (y) the date such information was made available, the Sellers shall, and shall cause their Affiliates and direct their Representatives to, keep all documents, materials, records and other information that it has or has obtained prior to or after the Closing regarding the Company Group Members or any information concerning this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby (“Company Confidential Information”) strictly confidential and will not disclose such information without Purchaser’s prior written consent and, at Purchaser’s request, shall deliver to Purchaser or destroy (at Purchaser’s option) all such Company Confidential Information; provided, however, the foregoing restrictions shall not apply to any information (i) that is or becomes generally available to the public other than as a result of disclosure in violation of this Section 7.14 or any other obligation of confidentiality to Purchaser or its Affiliates; (ii) that is required to be disclosed by applicable Law or to a Governmental Authority, provided that, in the case of this clause (ii), to the extent permitted by applicable Law, the Sellers shall prior to any disclosure (A) reasonably promptly notify Purchaser in writing of such requirement (which notification shall include the nature of such legal requirement and the extent of the required disclosure), (B) provide Purchaser with a reasonable opportunity to seek an appropriate protective order or other remedy, and (C) use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to preserve to the extent reasonably practicable the confidentiality of such information, and in the event that such appropriate protective order or other remedy is not obtained, the Seller or its Affiliates shall furnish, or cause to be furnished, only that portion of such information that is legally required to be disclosed and shall exercise, at Purchaser’s expense, commercially reasonable efforts to obtain assurance that confidential treatment will be accorded such disclosed Company Confidential Information; or (iii) that the Seller or any of its Affiliates receives after the Closing from a source other than Purchaser or its Affiliates or Representatives; provided that such source is not known (after reasonable inquiry) by the Seller or any of its Affiliates to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, Purchaser or its Affiliates with respect to such information. The foregoing shall not prohibit any Party or its Affiliates from disclosing any Company Confidential Information solely to the extent required for the purpose of enforcing any right or remedy relating to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby.

(b)Notwithstanding anything to the contrary contained in this Agreement, (i) each Party may disclose any information regarding Company Confidential Information (A) to regulators, bank examiners, regulatory examiners or self-regulatory examiners in connection with routine examinations not directed specifically at any other Party or its Affiliates or (B) solely with respect to CPPIB, in connection with its or its Affiliates’ financial reporting obligations or fundraising or marketing activities in the ordinary course of business, in each case, for so long as the Persons to whom such information is disclosed agrees to, or are bound by Contract or professional or fiduciary obligations to, keep such information confidential, and (ii) each Party may disclose any information regarding the Transactions to the extent required in order to enforce the terms of this Agreement.

Section 7.15 Acquisition Proposals. The Company, Blocker Corp and Sellers shall, and shall cause their Subsidiaries, and shall direct their Representatives, to, (i) immediately cease and terminate any solicitation, encouragement, discussions or negotiations with any Person that may be ongoing with respect to or that would reasonably be expected to lead to an Acquisition Proposal, and (ii) request, and use commercially reasonable efforts to cause, each such Person to promptly return or destroy all confidential information concerning the Blocker Corp, the Company and their Subsidiaries. The Company, Blocker Corp and Sellers shall not, and shall cause their Subsidiaries, and shall direct their Representatives, not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or facilitate (including by way of furnishing information) any inquiries regarding, or the making or submission of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) conduct or participate in any discussions or negotiations regarding any Acquisition Proposal, or (iii) in connection with any Acquisition Proposal (A) furnish to any Person any non-public information or data relating to the Blocker Corp, the Company or any of their Subsidiaries or (B) afford access to the business, properties, assets, or books or records of the Blocker Corp, the Company or any of their Subsidiaries.

Section 7.16 Notification of Certain Matters. The Company, Blocker Corp and Sellers shall give reasonably prompt notice to Purchaser of (a) any fact, event or circumstance known to it that (i) would reasonably be expected, individually or taken together with all other facts, events and circumstances known to it, to result in any Company Material Adverse Effect, Blocker

Material Adverse Effect or Seller Material Adverse Effect, or (ii) could cause or constitute a material breach of any of the Sellers’, Blocker Corp’s or the Company’s representations, warranties, covenants or agreements contained herein which would reasonably be expect to give rise to the failure of a condition set forth in Section 8.1(a) or (b) if it was continuing as of the Closing Date, and (b) any Proceedings or governmental complaints, investigations or hearings, to the extent such Proceedings, complaints, investigations, or hearings relate to this Agreement or the transactions contemplated hereby and would reasonably be expected to result in a Company Material Adverse Effect, Blocker Material Adverse Effect or Seller Material Adverse Effect. The notifications contemplated by this Section 7.16 shall not derogate from any rights or remedies hereunder or under any other Transaction Document of the Person receiving such notification.

Section 7.17 Successor Operator. To the extent that EmployerCo is the designated operator of the relevant Real Property Interests, Sellers shall cause EmployerCo to, and EmployerCo shall, use reasonable best efforts (a) to cause Purchaser to become the direct or indirect successor operator of such assets and properties of the Company Parties and the other Company Group Members effective as of the Closing (at Purchaser’s sole cost and expense) and (b) to designate or appoint, to the maximum extent legally possible and permitted under any applicable joint operating agreement or other applicable agreement, Purchaser as direct or indirect successor operator of such assets and properties of the Company Parties and the other Company Group Members effective as of the Closing and shall provide to Purchaser such cooperation as is reasonably requested by Purchaser in connection therewith.

Section 7.18 R&W Insurance Policy. Purchaser may obtain a R&W Insurance Policy after the Execution Date. If the Purchaser obtains such R&W Insurance Policy, it shall comply with the following terms:

(a)The R&W Insurance Policy shall contain (1) a waiver by the insurer of insurer’s rights to bring any claim against the Sellers and any of their Affiliates, and each of the foregoing’s respective directors, officers, direct and indirect equityholders, employees and other Related Persons (collectively, the “Seller Waiver Parties”), by way of subrogation, claim for contribution, or otherwise, except in the case of payment by such insurer for that Seller Waiver Party’s Fraud and only against the Seller Waiver Party committing such Fraud; and (2) an express acknowledgement that the Seller Waiver Parties are the third-party beneficiaries of such waiver; and (3) an express acknowledgement that such waiver cannot be waived or amended without the Seller Representative’s prior written consent;

(b)Purchaser shall not waive or amend, and shall not permit any other Person to waive or amend, the R&W Insurance Policy in a manner that would be material and adverse to the Sellers without Seller Representative’s prior written consent; and

(c)The cost of the premiums together with all taxes and application, underwriting or similar fees, costs or expenses in connection with placing, procuring and maintaining the R&W Insurance Policy shall be paid by Purchaser.

Purchaser acknowledges and agrees that the R&W Insurance Policy is not a condition to the Closing and Purchaser’s obligations under this Agreement are not contingent or conditioned upon the procurement or absence, availability or unavailability of the R&W Insurance Policy.

Section 7.19 Operation of the Real Property Interests

(a)Except (i) as expressly contemplated by this Agreement or Schedule 7.5 of the Company Group Disclosure Letter, (ii) as reasonably required in the event of a bona fide emergency to protect life, property of the Company Group Members or the environment (provided that Purchaser is given written notice thereof as promptly as reasonably practicable thereafter), (iii) as may be required by Law, (iv) as expressly permitted by this Agreement, or (v) as otherwise approved in writing by Purchaser (which approval shall not be unreasonably withheld, conditioned or delayed), between the Execution Date and the Closing Date (or earlier termination of this Agreement), the Company Parties will, and will cause each other Company Group Member to, use commercially reasonable efforts to:

(i)conduct its business related to the Real Property Interests and operate, or cause EmployerCo to operate, such Real Property Interests (to the extent operated by the Company or its Subsidiaries or EmployerCo, as applicable) as a reasonably prudent operator (in each case, in the ordinary course of business, consistent with past practice), and subject to (A) the Company Group Member’s right to comply with the terms of the Leases and applicable Contracts, and (B) interruptions resulting from force majeure, mechanical breakdown or any third party maintenance (to the extent that the Company did not have notice of such maintenance as of the Execution Date);

(ii)in the ordinary course of business, consistent with past practice, pay or cause to be paid all bonuses and rentals, royalties, overriding royalties, shut-in royalties, and minimum royalties and ad valorem, property, excise, severance, production or similar taxes, and other similar payments incurred with respect to the Real Property Interests (in each case, when and if due) except (i) revenues held in suspense that do not give any third party a right to cancel an interest in a Lease, and (ii) to the extent being contested in good faith by appropriate Proceedings, unless the nonpayment of such contested items could result in the termination of a Lease;

(iii)furnish Purchaser with copies of all drilling, completion and workover authorities for expenditure in excess of $5 million as soon as reasonably practicable after receipt from third parties or generation by the Company or its Subsidiaries;

(iv)upon reasonable prior written request and during normal business hours, discuss with Purchaser material drilling, completion, production and midstream operations on the Real Property Interests expected to be conducted prior to Closing or during the Transitional Period;

(v)continue to make all rental, renewal and extension payments which are required to perpetuate, renew and extend the Leases in the ordinary course of business, consistent with prior practice;

(vi)maintain without interruption insurance coverage reasonably comparable to that in effect as of the Execution Date, including the Company’s and its Subsidiaries’ excess liability, workers compensation, auto liability, property and casualty, and well control insurance policies currently maintained by the Company and its Subsidiaries covering the Real Property Interests;

(vii)maintain the books of account and records relating to the Real Property Interests in the ordinary course of business consistent with past practice in accordance with the usual accounting practices of the Company (including, to the extent applicable, GAAP and the policies and procedures of the Council of Petroleum Accountants Societies, Inc.);

(viii)promptly notify Purchaser of (A) any material destruction of the Real Property Interests after the Company obtains knowledge of the same, or (B) of any written notice received by the Company or its Subsidiaries of any material claim, demand, suit, or Proceeding with respect to the Real Property Interests (to the extent permitted under applicable Law);

(ix)maintain all existing material Permits and bonds necessary to own and operate the Real Property Interests currently operated by the Company or its Subsidiaries, in accordance with the past practices of the Company or its Subsidiaries; and

(x)pursuant to Section 7.1, provide (to the extent permitted under applicable Law) reasonable access to Company-generated reports (excluding drafts of any reports and only to the extent prepared by Sellers in the ordinary course of business, consistent with past practice) with respect to: (a) producer development plans, drilling schedules, or similar plans or forecasts provided to a counterparty to any current purchase and sale, acreage dedication, volume commitment, storage, marketing, transportation, processing, gathering, treatment, separation, compression, balancing, fractionation, handling, or similar Contract with respect to Hydrocarbons; (b) expansion notices, connection requests, or other similar notices or requests for the construction of new, or expansion of existing, midstream infrastructure; (c) exercising any expansion option, right to require expansion, right of first offer, or any similar right or option to require or request a counterparty to any purchase and sale, acreage dedication, volume commitment, storage, marketing, transportation, processing, gathering, treatment, separation, compression, balancing, fractionation, handling, or similar Contract with respect to Hydrocarbons to construct or expand midstream facilities; (d) volume nominations, capacity requests, or other elections or notices under current purchase and sale, acreage dedication, volume commitment, storage, marketing, transportation, processing, gathering, treatment, separation, compression, balancing, fractionation, handling, or similar Contracts with respect to Hydrocarbons that could reasonably be expected to result in any counterparty to such agreement or arrangement having a material system-expansion obligation or any other material binding contractual obligation to fund, construct, install, or otherwise carry out a material capital project for new midstream infrastructure (or the expansion of existing midstream infrastructure), including, but not limited to, gathering pipelines, processing facilities, compression stations, laterals, and/or interconnects).

(b)Except (i) as expressly contemplated by this Agreement or in Schedule 7.5 of the Company Group Disclosure Letter, (ii) as reasonably required in the event of a bona fide emergency to protect life or property of the Company Group Members (provided that Purchaser is given written notice thereof as promptly as reasonably practicable thereafter), (iii) as may be required by Law, or (iv) as expressly permitted by this Agreement, between the Execution Date and the Closing Date (or earlier termination of this Agreement), the Company Parties will, and will cause each other Company Group Member to, not, without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed):

(i)voluntarily abandon any Real Property Interests unless required pursuant to the terms of a Lease, Contract, or applicable Law or otherwise in the ordinary course of business, consistent with past practice;

(ii)commence, propose, or agree to participate in any single operation with respect to the Leases or wells located thereon which the Company reasonably anticipates would require future capital expenditures individually in excess of $2,500,000 (net to the Company Group’s interest) or in excess of $5,000,000 in the aggregate, except for capital expenditures to repair damage resulting from insured casualty events or required on an emergency basis or for the safety of individuals, assets or the environment;

(iii)voluntarily terminate (unless required pursuant to the terms thereof), or materially amend or modify, any Lease or otherwise in the ordinary course of business, consistent with past practice;

(iv)voluntarily waive or release any material right with respect to any Real Property Interests that could reasonably be expected to materially and adversely affect the Company Group Members’ ownership or operation of such Real Property Interests after Closing;

(v)voluntarily relinquish the Company’s or any of its Subsidiaries’ position as operator of any Real Property Interests; or

(vi)commit to do any of the foregoing;

provided, however, that if the Company Parties or other Company Group Members are obligated under Section 7.19(a) to take any action restricted pursuant to Section 7.19(b), then Purchaser shall be deemed to have given consent to such action.

Section 7.20 Financing Cooperation.

(a)Between the Execution Date and the Closing Date (or earlier termination of this Agreement), the Company Parties shall provide such reasonable cooperation as is reasonably requested by Purchaser in connection with any financing transactions (the “Financing Transactions”) undertaken by Purchaser in connection with the transactions contemplated by this Agreement, including causing any potential debt financing source of Purchaser to be an authorized “Representative” (as defined in the Confidentiality Agreement) of Purchaser under the Confidentiality Agreement and providing customary authorization letters to such debt financing sources; provided that (A) nothing in this Section 7.20 shall require any action to the extent it (1) would unreasonably interfere with the business or operations of the Company Parties or require the Company Parties to agree to pay any fees, reimburse any expenses or incur any liability or obligation (including any indemnification obligation) in any case prior to the Closing, (2) would require any Seller, Company Party, other Company Group Member or their respective Representatives to execute, deliver or enter into or perform any agreement or written undertaking related to any Financing Transaction that is not contingent upon the occurrence of the Closing or that would be effective prior to the Closing Date (other than customary authorization letters and customary representation letters), (3) cause any director, manager, officer or employee of any Company Party to incur any actual personal liability or (4) would require the delivery of any legal opinions, (B) none of the board of directors (or other similar governing body) of any Company Party will be required to adopt resolutions approving the Financing Transactions or related documentation, in each case, the effectiveness of which is not contingent on the occurrence of the Closing (other than customary authorization letters and customary representation letters), (C) the Company’s obligations under this Section 7.20 shall be subject to notice by the Purchaser of intent to consummate a Financing Transaction and type of financing thereof. In no case shall Sellers, the Company Parties or any other Company Group Member be obligated under this Section 7.20 to provide any financial information that (aa) is not required to be provided pursuant to the terms of the documentation governing the Funded Indebtedness of the Company, (bb) cannot be produced or provided without unreasonable additional cost or expense or (cc) is pro forma, projected or forward looking (other than financial information necessary for the preparation of pro forma financial statements, it being understood and agreed that the preparation of any pro forma financial statements will be the responsibility of the Purchaser and not the Sellers, the Company Parties or any other Company Group Member).

(b)Notwithstanding anything to the contrary herein, (i) it is understood and agreed that the condition precedent set forth in Section 8.2, as applied to the Company Parties’ obligations under this Section 7.20, shall be deemed to be satisfied unless the financing contemplated by the Financing Transactions has not been obtained as a direct result of the Willful and Material Breach by a Company Party of its obligations under this Section 7.20 and (ii) Purchaser acknowledges and agrees that the consummation of a Financing Transaction (in whole or in part) is not a condition to any of its obligations under Article 2, Section 8.2, Article 9 or otherwise under this Agreement.

Section 7.21 Transition Services Agreement. EmployerCo shall, and Seller Representative shall cause EmployerCo to, negotiate in good faith with Purchaser, a customary transition services agreement (the “Transition Services Agreement”) to be entered into on the Closing Date, pursuant to which EmployerCo and other Providers shall provide, or cause to be provided, certain transition services, including accounting, land and environmental services and access to the software licensed by EmployerCo under any Material Contract (collectively, the “Support Services”) to Purchaser on commercially reasonable terms, using their then-existing assets and personnel (with no obligation to acquire new, additional or different personnel, equipment or resources or to provide any support services that were not performed by employees of Providers and their post-Closing Affiliates prior to the Closing for the benefit of the Company Group Members). However, notwithstanding anything to the contrary, (a) it is understood and agreed that the execution and delivery of the Transition Services Agreement is not a condition to any Party’s Closing obligations under this Agreement, and (b) in the event that that the Transition Services Agreement is not executed and delivered at the Closing, the Parties will, from and after the Closing, negotiate in good faith a definitive Transition Services Agreement on terms consistent in all material respects with those contemplated by this Section 7.12 and, until such time, EmployerCo or another Provider shall provide the Support Services to Purchaser on commercially reasonable terms as would customarily be agreed between parties’ negotiating at arms’ length (and at-cost) for similar services to a business of the same size, scale and type as the Company Group, for a period not to exceed six (6) months after the Closing (the “Transitional Period”).

Section 7.22 Treatment of Certain Hedges. On or prior to the Closing, the Company shall, and shall cause the other Company Group Members to, terminate, settle, and monetize all Existing Oil or Interest Rate Hedges, all New Oil or Interest Rate Hedges and New Gas/NGL Hedges. The Company Group Members shall not modify, amend, terminate, settle or monetize the Assumed Execution Date Gas/NGL Hedges unless authorized in writing by Purchaser.

ARTICLE 8
CONDITIONS TO CLOSING

Section 8.1 Sellers’ Conditions to Closing. The obligations of the Sellers and the Company Parties to consummate the transactions contemplated hereby are subject to the satisfaction (or waiver by Seller Representative) at or prior to Closing of each of the following conditions precedent:

(a)Representations. (i) The representations and warranties in Section 6.1, Section 6.2, Section 6.3 and Section 6.6 the (“Purchaser Fundamental Representations”) shall be true and correct in all material respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date, in which case on and as of such specified date), and (ii) the representations and warranties of Purchaser set forth in Article 6 (other than the Purchaser Fundamental Representations), disregarding all qualifications contained therein relating to materiality or “Purchaser Material Adverse Effect”, shall be true and correct as of the Execution Date and the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date, in which case on and as of such specified date), except for breaches, if any, of such representations and warranties (other than the Purchaser Fundamental Representations) as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect;

(b)Performance. Purchaser shall have performed, in all material respects, all covenants and agreements to be performed by it under this Agreement prior to or at the Closing;

(c)No Law. No Law shall be in effect restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated hereby; and

(d)HSR Act. All waiting periods (and any extensions thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the transactions contemplated hereby, shall have expired or been terminated.

Section 8.2 Purchaser’s Conditions to Closing. The obligations of Purchaser to consummate the transactions contemplated hereby are subject to the satisfaction (or waiver by Purchaser) at or prior to Closing of each of the following conditions precedent:

(a)Representations.

(i)(A) The representations and warranties of the Company in the first sentence of Section 3.1(a), Section 3.2(a), Section 3.3, and Section 3.6, Section 3.12(a) and Section 3.21(a) shall be true and correct in all respects as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date, in which case on and as of such specified date), (B) the representations and warranties of the Company set forth in the second sentence of Section 3.1(a), Section 3.1(b), Section 3.2(b) and Section 3.12(b) through Section 3.12(d) (inclusive) shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date, in which case on and as of such specified date), except for any de minimis inaccuracies (the representations and warranties pursuant to the foregoing subsections (A) and (B), the “Company Group Fundamental Representations”), and (C) the representations and warranties of the Company set forth in Article 3 (other than the Company Group Fundamental Representations), disregarding all qualifications contained therein relating to “materiality” or “Company Material Adverse Effect”, shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date, in which case on and as of such specified date), except for breaches, if any, of such representations and warranties (other than the Company Group Fundamental Representations) as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

(ii)(A) The representations and warranties of Blocker Corp in Section 4.1(a), Section 4.2, Section 4.3, Section 4.8, Section 4.9 and Section 4.10(a), shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date, in which case as of such specified date), (B) the representations and warranties of Blocker Corp set forth in Section 4.1(b), Section 4.9 and Section 4.10(b) shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date, in which case on and as of such specified date), except for any de minimis inaccuracies (the representations and warranties pursuant to the foregoing subsections (A) and (B), the “Blocker Fundamental Representations”), and (C) the representations and warranties of Blocker Corp set forth in Article 4 (other than the Blocker Fundamental Representations), disregarding all qualifications contained therein relating to “materiality” or “Blocker Material Adverse Effect”, shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date, in which case as of such specified date), except for breaches, if any, of such representations and warranties (other than the Blocker Fundamental

Representations) as would not, individually or in the aggregate, reasonably be expected to have a Blocker Material Adverse Effect; and

(iii)(A) The representations and warranties of the Sellers in Section 5.1, Section 5.2, Section 5.3 and Section 5.7 (the “Seller Fundamental Representations”) shall be true and correct in all respects as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date, in which case on and as of such specified date), except in the case of (1) the Other Class A Unit Holders, Section 5.7(a) and (2) the Sellers in Section 5.7(b), for any de minimis inaccuracies, and (B) the representations and warranties of the Sellers set forth in Article 5 (other than the Seller Fundamental Representations), disregarding all qualifications contained therein relating to “materiality” or “Seller Material Adverse Effect”, shall be true and correct as of the Execution Date and as of the Closing Date as though made on and as of the Closing Date (except for representations and warranties that refer to a specified date, in which case as of such specified date), except for breaches, if any, of such representations and warranties (other than the Seller Fundamental Representations) as would not, individually or in the aggregate, reasonably be expected to have a Seller Material Adverse Effect.

(b)Performance. The Sellers and the Company Parties shall have performed, in all material respects, all covenants and agreements to be performed by them under this Agreement prior to or at the Closing;

(c)Company Material Adverse Effect. Since the Execution Date, there shall not have occurred any Company Material Adverse Effect;

(d)No Law. No Law shall be in effect restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated hereby; and

(e)HSR Act. All waiting periods (and any extensions thereof) applicable to the consummation of the transactions contemplated hereby under the HSR Act, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the transactions contemplated hereby, shall have expired or been terminated.

ARTICLE 9
CLOSING

Section 9.1 Time and Place of Closing. Consummation of the purchase and sale contemplated by this Agreement (the “Closing”) shall take place by remote exchange of documents at 10:00 a.m., Central Time, on the fifth (5th) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of all conditions to the obligations of the Parties set forth in Article 8 (except for any such conditions that by their nature may only be satisfied at or in connection with the occurrence of Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is agreed to in writing by Seller Representative and Purchaser. The date on which the Closing occurs is herein referred to as the “Closing Date.”

Section 9.2 Seller Deliveries. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller Representative shall deliver or cause to be delivered (on behalf of the Sellers, as applicable) to Purchaser the following:

(a)(i) with respect to each Seller, other than CPPIB, an IRS Form W-9 with respect to such Seller (or its regarded owner for U.S. federal income Tax purposes, if such Seller is an entity disregarded from its owner for U.S. federal income Tax purposes), signed under penalties of perjury and dated no more than thirty (30) days prior to the Closing Date, meeting the requirements of Treasury Regulation Sections 1.1445-2(b)(2) and 1.1446(f)-2(b)(2) and certifying each Seller is not a “foreign person” as defined in Sections 1445 or 1446(f) of the Code, and (ii) with respect to CPPIB, a certificate duly executed by CPPIB establishing that CPPIB either is, or is an entity all of the interests of which are held by, a “qualified foreign pension fund” within the meaning of Section 897(l) of the Code;

(b)a certificate duly executed by an authorized officer of each Company Party certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been fulfilled;

(c)with respect to the Purchased Interests other than the Blocker Shares, a unit assignment agreement duly executed by the applicable Seller, assigning such Seller’s Purchased Interests to Purchaser;

(d)with respect to the Blocker Shares, a stock certificate or, if applicable, affidavit of lost stock certificate, representing the Blocker Shares, with a stock transfer power duly executed by CPPIB in blank;

(e)written resignations of (i) each of the directors of each Company Party and each other Company Group Member, and (ii) each of the officers of each Company Party and each other Company Group Member, in each case designated in writing by Purchaser at least five (5) Business Days prior to the Closing Date; and

(f)a counterpart to the Adjustment Escrow Agreement, duly executed by Seller Representative.

Section 9.3 Purchaser Deliveries. At the Closing, upon the terms and subject to the conditions of this Agreement, Purchaser shall deliver or cause to be delivered to Sellers, among other things, the following:

(a)wire transfer of the Closing Purchase Price in same-day funds to the accounts designated by Seller Representative in the Distribution Instructions delivered by Seller Representative prior to Closing for purposes of payment of the Closing Purchase Price to Sellers or their designees;

(b)a certificate by an authorized officer of Purchaser, dated as of Closing, certifying on behalf of Purchaser that the conditions set forth in Section 8.1(a) and Section 8.1(b) have been fulfilled; and

(c)a counterpart to the Adjustment Escrow Agreement, duly executed by Purchaser and the Escrow Agent.

ARTICLE 10
TERMINATION

Section 10.1 Termination. This Agreement may be terminated at any time prior to Closing:

(a)by the mutual prior written consent of Seller Representative and Purchaser;

(b)by either Seller Representative or Purchaser:

(i)if Closing has not occurred on or before the Outside Date, provided, however, that no Party shall be entitled to terminate this Agreement under this Section 10.1(b)(i) if such Party’s breach of any of its representations, warranties or covenants contained in this Agreement was the primary cause of the failure of the Closing to occur on or before the Outside Date;

(ii)if any Governmental Authority having jurisdiction over any Party or their respective properties or assets shall have issued any Order or taken any other action permanently restraining, enjoining, preventing or otherwise prohibiting the consummation of the transactions contemplated hereby and such Order or other action shall have become final and nonappealable, or if there shall be adopted any Law that permanently makes consummation of the transactions contemplated hereby illegal or otherwise permanently prohibited, provided, however, that no Party shall be entitled to terminate this Agreement under this Section 10.1(b)(ii) if such Party’s breach of any of its representations, warranties or covenants contained in this Agreement was the primary cause of the issuance of such Order or the taking of any action such described in this Section 10.1(b)(ii);

(c)by Seller Representative in the event of a breach by Purchaser of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.1(a) or Section 8.1(b) if it was continuing as of the Closing Date and cannot be or has not been cured by the earlier of (A) thirty (30) days after the giving of written notice to Purchaser of such breach and the basis for such notice, and (B) the Outside Date; provided that the Seller Representative shall not be entitled to terminate the Agreement pursuant to this Section 10.1(c) if any of the Sellers or any Company Party is then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b);

(d)by Purchaser in the event of a breach by the Sellers or any Company Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) if it was continuing as of the Closing Date and cannot be or has not been cured by the earlier of (A) thirty (30) days after the giving of written notice to the Seller Representative of such breach and the basis for such notice, and (B) the Outside Date; provided that Purchaser shall not be entitled to terminate the Agreement pursuant to this Section 10.1(d) if Purchaser is then in material breach of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Section 8.1(a) or Section 8.1(b); and

(e)by Seller Representative, upon written notice to Purchaser, (i) if all of the conditions set forth in Section 8.2 (other than conditions which are to be satisfied by actions taken at the Closing) have been satisfied, (ii) the Seller Representative has indicated in writing to Purchaser that all of the conditions set forth in Section 8.1 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or have been waived by the Seller Representative, (iii) the Seller Representative is ready, willing and able to consummate the Closing, and (iv) Purchaser fails to consummate the Closing when the Closing should have occurred pursuant to Section 9.1; provided, however, that the right of termination of the Seller Representative contemplated by this Section 10.1(e) shall not exist unless written notice of such failure of Purchaser to so timely consummate Closing is delivered to Purchaser and Purchaser then fails to consummate Closing prior to the fourth (4th) Business Day (or, if sooner, the Outside Date) following delivery of such notice; or

(f)by Purchaser, upon written notice to Seller Representative, (i) if all of the conditions set forth in Section 8.1 (other than conditions which are to be satisfied by actions taken at the Closing) have been satisfied, (ii) Purchaser has indicated in writing to Seller Representative that all of the conditions set forth in Section 8.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied or have been waived by Purchaser, (iii) Purchaser is ready, willing and able to consummate the Closing, and (iv) Seller Representative and Sellers fail to consummate the Closing when the Closing should have occurred pursuant to Section 9.1; provided, however, that the right of termination of Purchaser contemplated by this Section 10.1(f) shall not exist unless written notice of such failure of Sellers or Seller Representative to so timely consummate Closing, is delivered to Seller Representative and Seller Representative and Sellers then fail to consummate Closing prior to the fourth (4th) Business Day (or, if sooner, the Outside Date) following delivery of such notice.

Section 10.2 Effect of Termination.

(a)If this Agreement is terminated pursuant to Section 10.1, this Agreement shall become void and of no further force or effect and there will be no liability on the part of any Party in respect of this Agreement (except for the provisions of Section 7.3(b), Section 7.3(d), Section 7.3(e), Section 7.3(f), Section 10.2, Article 12 and Appendix A, which shall continue in full force and effect); provided, that, subject to the remainder of this Section 10.2, nothing in this Agreement shall release any Party from liability for any Willful and Material Breach or Fraud by such Party prior to the termination of this Agreement. Notwithstanding anything to the contrary in this Agreement, a Party’s liability under this Agreement as a result of a breach of or failure to perform by such Party of any representation, warranty, covenant or agreement (whether express or implied) of such Party set forth in this Agreement or the failure of the transactions contemplated hereby to be consummated hereunder, including as a result of any Willful and Material Breach or Fraud by such Party, shall not exceed in the aggregate $392,000,000, plus any payment due under Section 10.2(e) (the “Damages Cap”), with the Company Parties, Sellers, EmployerCo and Seller Representative being considered a single (and collective) Party for purposes of this provision and any other caps expressly set forth herein (including the first sentence of Section 12.2(b)).

(b)Upon the termination of this Agreement in accordance with the express terms of this Article 10, Sellers, the Company Parties and the other Company Group Members shall be free immediately to enjoy all rights of ownership of the Company Parties, the Company Group Members and their respective assets and properties, and the Subject Interests, and to sell, transfer, encumber or otherwise dispose of the assets or properties thereof or the Subject Interests to any Person without any restriction under this Agreement.

(c)In the event of the valid termination of this Agreement by the Seller Representative (A) pursuant to Section 10.1(c) due to a Willful and Material Breach by Purchaser or Section 10.1(e) (each, a “Specified Seller Section Termination”), or (B) pursuant to Section 10.1(b) at a time when the Seller Representative would have been permitted to terminate this Agreement pursuant to any Specified Seller Section Termination, then Purchaser shall promptly (and in any event not later than the second Business Day following the date this Agreement is so validly terminated) pay to Sellers (in accordance with Section 10.2(f)) an amount equal to the Reverse Termination Fee, in each case, no later than three (3) Business Days after notice of termination of this Agreement, it being understood that, Sellers’ receipt of the payment pursuant to this Section 10.2(c) (and any amounts recoverable by Sellers pursuant to Section 10.2(e)) is Sellers’, Seller Representative’s, the Company Parties’ and their respective Related Persons’ sole and exclusive remedy against Purchaser and its Related Persons for any Damages suffered by Sellers, Seller Representative, the Company Parties, each other Company Group Member or their respective Related Persons as a result of a breach of or failure to perform by Purchaser of any representation, warranty, covenant or agreement (whether express or implied) of Purchaser set forth in this Agreement or the failure of the transactions contemplated hereby to be consummated. Until such time as this Agreement is terminated in any of the circumstances described in this Section 10.2(c) and Purchaser pays the Reverse Termination Fee in accordance herewith, nothing in this Section 10.2 shall prohibit Seller Representative from seeking specific performance pursuant to, and on the terms and conditions set forth in, Section 12.19; provided that Sellers shall not be entitled under any circumstances to obtain both (1) a recovery of monetary damages and/or the Reverse Termination Fee, and (2) specific performance of the consummation of the Closing pursuant to this Agreement. The Parties agree that (I) damages suffered by Sellers in the event that this Agreement is terminated in any of the circumstances described in this Section 10.2 are impossible or very difficult to accurately estimate and (II) the Reverse Termination Fee is a reasonable forecast of just compensation for such termination.

(d)In the event of the valid termination of this Agreement by Purchaser (A) pursuant to Section 10.1(f) (a “Specified Purchaser Section Termination”), or (B) pursuant to Section 10.1(b) at a time when Purchaser would have been permitted to terminate this Agreement pursuant to the Specified Purchaser Section Termination, then the Company shall promptly (and in any event not later than the second Business Day following the date this Agreement is so validly terminated) pay to Purchaser (in accordance with Section 10.2(f)) an amount equal to the Termination Fee, in each case, no later than three (3) Business Days after notice of termination of this Agreement, it being understood that Purchaser’s receipt of the payment pursuant to this Section 10.2(d) (and any amounts recoverable by Purchaser pursuant to Section 10.2(e)) is Purchaser’s and its Related Persons’ sole and exclusive remedy against Sellers, Seller Representative, the Company Parties and their respective Related Persons for any Damages suffered by Purchaser or its Related Persons as a result of a breach of or failure to perform by Seller Representative, Sellers or the Company Parties of any representation, warranty, covenant or agreement (whether express or implied) of such Parties set forth in this Agreement or the failure of the transactions contemplated hereby to be consummated. Until such time as this Agreement is terminated in any of the circumstances described in this Section 10.2(d) and the Company pays the Termination Fee in accordance herewith, nothing in this Section 10.2 shall prohibit Purchaser from seeking specific performance pursuant to, and on the terms and conditions set forth in, Section 12.19; provided that Purchaser shall not be entitled under any circumstances to obtain both (1) a recovery of monetary damages and/or the Termination Fee, and (2) specific performance of the consummation of the Closing pursuant to this Agreement. The Parties agree that (I) damages suffered by Purchaser in the event that this Agreement is terminated in any of the circumstances described in this Section 10.2 are impossible or very difficult to accurately estimate and (II) the Termination Fee is a reasonable forecast of just compensation for such termination.

(e)In the event Purchaser or the Company fails to deliver the Reverse Termination Fee or Termination Fee, as applicable, as and when required under Section 10.2(c) or Section 10.2(d), as applicable, and in order to thereafter to obtain such payment, the Party entitled to such payment commences a Proceeding that results in a final, non-appealable judgement against the Party required to pay the Reverse Termination Fee or the Termination Fee, as applicable, then the Party responsible for such payment shall promptly (and in any event within two Business Days of the other Party receiving such judgement) (i) reimburse, or cause to be reimbursed to, the other Party, for all reasonable and documented out-of-pocket costs and expenses (including fees and disbursements of counsel) incurred in connection with such Proceeding and (ii) pay, or cause to be paid, to the other Party interest on the Reverse Termination Fee or Termination Fee, as applicable, at an annual rate equal to the prime rate as published in the Wall Street Journal, Eastern Edition, in effect on the date such amounts were originally due hereunder which shall accrue from such date through the date such amounts are actually paid to the other Party. It is understood that all such reimbursements or payments under this Section 10.2(e) shall be made in accordance with Section 10.2(f).

(f)Any amounts payable by Purchaser or the Company pursuant to Section 10.2(c), Section 10.2(d) or Section 10.2(e), as applicable, shall be made by wire transfer of immediately available funds in (x) in the case where the Purchaser is the payor, in accordance with the Distribution Instructions delivered by Seller Representative for the purpose of payments to be made under Section 10.2(c) or Section 10.2(e); and (y) in the case where the Company is the payor, in accordance with the instructions delivered by Purchaser to Seller Representative for the purpose of payments to be made under Section 10.2(d) or Section 10.2(e). In the case of the immediately prior clause (x), such Distribution Instructions shall specify each Seller’s portion of such payment amounts. Purchaser shall be entitled to rely conclusively on the allocation of such payment amounts across the Sellers set forth in the Distribution Instructions and shall have no liability for any errors or omissions in the Distribution Instructions.

(g)THE PARTIES ACKNOWLEDGE AND AGREE THAT IF SELLERS RECEIVE THE REVERSE TERMINATION FEE AS LIQUIDATED DAMAGES, (i) ACTUAL DAMAGES UPON THE EVENT OF A TERMINATION ARE DIFFICULT TO ASCERTAIN WITH ANY CERTAINTY, (ii) THE REVERSE TERMINATION FEE IS A FAIR AND REASONABLE ESTIMATE BY THE PARTIES OF SUCH AGGREGATE

ACTUAL DAMAGES, AND (iii) SUCH LIQUIDATED DAMAGES DO NOT CONSTITUTE A PENALTY. THE PARTIES ALSO ACKNOWLEDGE AND AGREE THAT IF PURCHASER RECEIVES THE TERMINATION FEE AS LIQUIDATED DAMAGES, (i) ACTUAL DAMAGES UPON THE EVENT OF A TERMINATION ARE DIFFICULT TO ASCERTAIN WITH ANY CERTAINTY, (ii) THE TERMINATION FEE IS A FAIR AND REASONABLE ESTIMATE BY THE PARTIES OF SUCH AGGREGATE ACTUAL DAMAGES, AND (iii) SUCH LIQUIDATED DAMAGES DO NOT CONSTITUTE A PENALTY.

(h)Following termination of this Agreement in accordance with Article 10, Purchaser shall promptly (but in any event no more than ten (10) Business Days after the termination of this Agreement) return or destroy all agreements, Contracts, instruments, books, records, materials and other information regarding the Sellers, the Company Parties or the other Company Group Members provided to Purchaser or any of its Affiliates or any of its or their respective Representatives in connection with the transactions contemplated hereby.

ARTICLE 11

TAX MATTERS

Section 11.1 Tax Returns.

(a)Purchaser shall be responsible for, and shall cause to be prepared and filed all income Tax Returns of the Blocker Corp for any Pre-Closing Tax Period or any Straddle Period, and any Pass-Through Tax Returns relating to any Pre-Closing Tax Period or Straddle Period, in each case that are required to be filed after the Closing Date (such Tax Returns, the “Purchaser Prepared Income Tax Returns”). In the case of any such Purchaser Prepared Income Tax Return (1) that is filed prior to the date on which the Final Purchase Price is finally determined pursuant to Section 2.3 or (2) that is a Pass-Through Tax Return relating to any Pre-Closing Tax Period or Straddle Period (each, a “Relevant Purchaser Prepared Income Tax Return”), Purchaser shall deliver a copy of each such Relevant Purchaser Prepared Income Tax Return to Seller Representative no later than thirty (30) calendar days prior to filing such Tax Return (taking into account applicable extensions) for its review and comment. Purchaser shall incorporate all reasonable comments received from Seller Representative in writing prior to filing any such Relevant Purchaser Prepared Income Tax Return. The Parties agree that all Income Tax deductions in connection with the payment of any fees and expenses payable by the Company Group or Sellers arising from, incurred in connection with, or incident to this Agreement and the transactions contemplated hereby (including, for the avoidance of doubt, any outstanding Transaction Expenses), and expenses relating to the existing Indebtedness of the Company Group (including any deferred financing costs, loan fees, any costs related to the redemption of any Indebtedness, any costs related to prepayment penalties or premiums and any accrued (and not previously deducted) original issue discount on any Indebtedness) or other amounts taken into account as a liability in Net Working Capital that will be paid at or before Closing (collectively, “Transaction Tax Deductions”), shall be reported on the Tax Returns of the Company for the Pre-Closing Tax Period to the extent such deductions are “more likely than not” deductible by the Company or on a Pass-Through Tax Return in such Pre-Closing Tax Period. The Parties agree that seventy percent (70%) of any success-based fees shall be treated as deductible to the extent permitted pursuant to the safe-harbor election of Revenue Procedure 2011-29. Any “extraordinary items” (within the meaning of Section 1.706-4(e)(2) of the Treasury Regulations) arising on the Closing Date but after the Closing shall be consistently reported by the Parties in accordance with Section 1.706- 4(e)(1) of the Treasury Regulations (without regard to Section 1.706-4(e)(3) of the Treasury Regulations). With respect to any Pass-Through Tax Returns relating to a Straddle Period, such Tax Returns shall adopt the “interim closing” method, calendar day convention, as provided in Treasury Regulation Section 1.706-4. With respect to any Pass-Through Tax Return for a tax period that includes the Closing Date, an election shall be made pursuant to Section 754 of the Code if such an election is not already in effect.

(b)Purchaser shall be responsible for, and shall cause to be prepared and filed, all other Tax Returns of the Company Group; provided, that with respect to any such Tax Return that is filed prior to the date on which the Final Purchase Price is finally determined pursuant to Section 2.3 for which the amount of Taxes would be included in the determination of Net Working Capital or Indebtedness, (a) Purchaser shall cause such Tax Returns to be prepared in accordance with past practice and applicable Law, (b) at least fifteen (15) days prior to filing any such Tax Return, Purchaser shall deliver a draft copy of such Tax Return to Seller Representative for its review and comment, and (c) Purchaser shall incorporate all reasonable comments from Seller Representative prior to filing.

(c)For purposes of calculating Net Working Capital or Indebtedness or as is otherwise necessary or relevant for purposes of this Agreement, with respect to any Straddle Period, (i) the amount of any Taxes other than ad valorem or property Taxes of Blocker Corp or a Company Group Member for the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the end of the Closing Date, provided, that any exemptions or allowances calculated on an annual basis (such as for depletion, depreciation or amortization) shall be apportioned in the manner described in clause (ii) of this sentence, and (ii) the amount of ad valorem or property Taxes of Blocker Corp or any Company Group Member that relates to the Pre-Closing Tax Period will be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the portion of the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period. Any transactions occurring or actions taken on the Closing Date but after the Closing by, or with respect to, any Company Group Member that are outside the ordinary course of business shall be treated (and consistently reported by the Parties) as occurring in a Post-Closing Tax Period.

(d)After the Closing, Purchaser shall not, and shall not permit the Company Group to, without the prior written consent of Seller Representative: (A) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment or collection of any Tax, Tax Return or deficiency related to any Pre-Closing Tax Period, (B) file or amend any Tax Return of any member of the Company Group relating to any Pre-Closing Tax Period, (C) make, change or revoke any Tax election or Tax accounting method, that in any case, has retroactive effect to any Pre-Closing Tax Period, (D) initiate any voluntary disclosure or other communication with any Governmental Authority relating to any Tax payment or Tax Return filing obligation of the Company Group for any Pre-Closing Tax Period or (E) take any action on the Closing Date after the Closing, including any action taken effective as of the

Closing Date after the Closing, outside the ordinary course of business that could increase the liability of Sellers or any of their direct or indirect owners for Income Taxes reflected on a Pass-Through Tax Return for a Pre-Closing Tax Period, in each case, if such action could have an adverse effect on Sellers (or any of their direct or indirect owners), including, without limitation, if any action would increase the liability of Sellers for Taxes relating to a Pre-Closing Tax Period or Straddle Period, or would result in an increase in the amount of the liability for Taxes taken into account in Indebtedness.

Section 11.2 Tax Cooperation. Each Party shall cooperate (and cause its Affiliates to cooperate) fully, as and to the extent reasonably requested by each other Party, in connection with the preparation and filing of Tax Returns and any Tax Contest with respect to Blocker Corp or the Company Group. Such cooperation shall include the provision of records and information which are reasonably relevant to any such Tax Contest and making such Party’s then-current employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Following the Closing, Purchaser agrees to retain all books and records with respect to Tax matters pertinent to the Company Group relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Seller Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Governmental Authority. Notwithstanding anything in this Agreement to the contrary, in no event shall Seller Representative, Sellers or any of their Affiliates be entitled to access or receive copies of any Tax Returns of, (a) Purchaser or its Affiliates (other than Blocker Corp or the Company Group for Pre- Closing Tax Periods) or (b) any affiliated, consolidated, combined or unitary group that includes Purchaser or any of its Affiliates.

Section 11.3 Tax Contests. After the Closing, each of Purchaser and the Seller Representative shall promptly notify the other in writing upon receiving written notice of any audit, assessment, litigation, contest or other Proceeding relating to a Pass-Through Tax Return of the Company for which Sellers would reasonably be expected to be liable under applicable Tax Law for any Pre-Closing Tax Period or Straddle Period (a “Tax Contest”), and shall promptly deliver to the other copies of all material correspondence received in connection with any such Tax Contest. The Party that under applicable Law would bear the greater share of any Tax liability that may be assessed as a result of a Tax Contest shall have the right to control the conduct of such Tax Contest. With respect to all Tax Contests that Seller Representative does not elect to control pursuant to the immediately preceding sentence, Purchaser shall have the sole responsibility for, and shall control, at its own expense, such Tax Contest, including the disposition thereof. The Parties agree that (i) if permitted by applicable Law, the Company Group shall elect, and Purchaser shall cause such Company Group to elect, into the Partnership Tax Audit Rules and (ii) no member of the Company Group shall permit, and Purchaser and its Affiliates shall not cause or permit, any election under Sections 6226 or Section 6225(c) of the Code to be made with respect to a Pre- Closing Tax Period of any member of the Company Group.

Section 11.4 Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any sales, use, transfer, real property transfer, registration, documentary, stamp, value added or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated hereby (“Transfer Taxes”) shall be borne equally by

Purchaser and Sellers. The Party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns, promptly provide a copy of such Tax Return to the other Party, and pay such Transfer Taxes; provided that the other Party shall pay to the Party responsible under applicable Law for filing the Tax Returns fifty percent (50%) of such Transfer Taxes at least two (2) Business Days prior to the due date for the filing of such Tax Returns. Sellers and Purchaser shall, and shall cause their respective Affiliates to, cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes and timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes.

Section 11.5 Intended Tax Treatment; Purchase Price Allocation.

(a)For U.S. federal and applicable state income tax purposes the Parties intend that (i) the purchase of the Purchased Interests from each Seller (other than the purchase of Blocker Shares from CPPIB) by Purchaser shall be treated as a taxable purchase and sale of partnership interests; and (ii) the purchase of the Blocker Shares shall be treated as a taxable purchase and sale of corporate stock. The Parties shall file all Tax Returns consistent with the foregoing.

(b)For U.S. federal (and relevant state and local) income Tax purposes, Purchaser and Sellers agree to allocate the Final Purchase Price, as finally determined pursuant to Section 2.3 (and any other items properly treated as consideration for such Tax purposes), (i) first, between the Blocker Shares, and for the Class A Units, Class B Units and Class C Units held by EAM, EAM II and each of the Other Class A Unitholders and (ii) second, as applicable, among the assets of the Company in accordance with Sections 741, 751, 755 and 1060 of the Code and any other relevant provisions of applicable Tax Law, and based on the methodologies set forth in Schedule 11.5 of the Company Group Disclosure Letter (the “Allocation Schedule”). Seller Representative shall prepare and deliver to Purchaser a draft allocation in accordance with the Allocation Schedule setting forth Seller Representative’s determination of such allocation within sixty (60) days following the determination of the Final Purchase Price pursuant to Section 2.3 (the “Purchase Price Allocation”). Purchaser and Seller Representative shall work in good faith to resolve any disputes relating to the Purchase Price Allocation within thirty (30) days after Purchaser’s receipt of Seller Representative’s proposal and use commercially reasonable efforts to agree on such Purchase Price Allocation; provided, however, that if Purchaser and Seller Representative are unable to agree on such Purchase Price Allocation during the thirty (30) day period following the delivery of such draft allocation, then Purchaser and Sellers shall each be entitled to use their own allocation with respected to any disputed items, provided that such allocation must incorporate, reflect and be consistent with the Allocation Schedule. The Purchase Price Allocation, as adjusted pursuant to any agreement between Purchaser and Seller Representative, and excluding any disputed items (the “Final Purchase Price Allocation”), shall be conclusive and binding on the Parties. Purchaser and Sellers shall (and shall cause each of their respective Affiliates to) file all Tax Returns consistent with the Final Purchase Price Allocation and not take any position for Tax purposes inconsistent therewith, except as required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local Law).

ARTICLE 12
MISCELLANEOUS

Section 12.1 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original instrument, but all such counterparts together shall constitute but one agreement. A Party’s delivery of an executed counterpart signature page by email is as effective as executing and delivering this Agreement in the presence of the other Party. No Party shall be bound until such time as all of the Parties have executed counterparts of this Agreement.

Section 12.2 Survival.

(a)The Parties, intending to modify any applicable statute of limitations, agree that the representations or warranties, covenants and agreements in this Agreement or in any instrument, document or certificate delivered pursuant to this Agreement shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there will be no liability on the part of, nor will any claim be made by, any Party or any of their respective Affiliates in respect thereof; provided, however, that those covenants and agreements contained herein and therein which by their terms expressly apply in whole or in part at and after the Closing shall survive after the Closing in accordance with their respective terms only for such periods as will be required to perform such covenants and agreements to complete the performance required thereby; provided, further, that the representations, warranties and other statements set forth in Section 3.36, Section 4.11, Section 5.10 and Section 6.9 shall survive the Closing until the fifteenth anniversary thereof (it being understood that such survival applies solely in respect of the disclaimer set forth therein). In furtherance of the foregoing, from and after the Closing, each Party hereby waives (on behalf of itself and each of its Affiliates), to the fullest extent permitted under Law, any and all rights, claims and causes of action (including any statutory rights to contribution or indemnification) for any breach of any representation or warranty or covenant, agreement or obligation to have been performed prior to the Closing set forth herein or otherwise relating to Purchaser, any Seller, either Company Party or any other Company Group Member or the subject matter of this Agreement that such Party may have against the other Parties or any of their respective Related Persons arising under or based upon any theory whatsoever, whether in Contract or in tort, at law or in equity, granted by statute or predicated on any other cognizable theory. Without limiting the generality of the foregoing, the Parties hereby acknowledge that: (i) the provisions of and the limitations of remedies provided in Section 10.2 and this Section 12.2 were specifically bargained for between the Parties and were taken into account by the Parties in arriving at the Closing Purchase Price; (ii) the Parties have voluntarily agreed to define their rights, liabilities and obligations respecting the transactions contemplated hereby exclusively in contract pursuant to the express terms and provisions of this Agreement and the other Transaction Documents; (iii) this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and the Parties specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction; and (iv) after the Closing, none of the Parties or any of their respective Related Persons may seek the rescission of the transactions contemplated hereby.

(b)Notwithstanding the foregoing (but subject in all respects to the last sentence of this Section 12.2(b) and Section 10.2), nothing in this Section 12.2 nor any other provision of this Agreement shall limit any claims for Willful and Material Breach prior to its termination pursuant to Section 10.2 or Fraud, provided that such liability shall not exceed the Damages Cap. Notwithstanding the foregoing or anything to the contrary or otherwise in this Agreement, the Parties covenant and agree that (i) no Person will be liable for any Fraud by any other Person, and (ii) any liabilities or obligations in respect of a Willful and Material Breach by a Seller or a Company Party shall solely be a liability of the Seller or Company Party that caused such Willful and Material Breach, or if a court of competent jurisdiction shall ultimately determine that more than one Seller or Company Party caused such Willful and Material Breach, then any liabilities or obligations in respect thereof shall be allocated solely among such Persons in such proportion as is appropriate to reflect the relative fault thereof, it being understood that in no event will any other Seller or Company Party be jointly or jointly and severally liable for such Willful and Material Breach.

Section 12.3 Notice. All notices and other communications that are required or may be given pursuant to this Agreement must be given in writing, in English, and shall be deemed to have been given (a) when delivered personally, by courier, to the addressee, (b) when received by the addressee if sent by registered or certified mail, postage prepaid, or (c) on the date sent by email (but only if the sender does not receive e-mail notification of failed transmission or delivery). Such notices and other communications must be sent to the following addresses or email addresses:

(a)If to Purchaser:
EOG Resources, Inc.
1111 Bagby, Sky Lobby 2
Houston, Texas 77002
Attn: Michael P. Donaldson
Email: michael_donaldson@eogresources.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz 51 West, 52nd Street
New York, New York 10019
Attention: Daniel A. Neff; Zachary S. Podolsky Email: DANeff@wlrk.com; ZSPodolsky@wlrk.com

(b)If to the Company:

Encino Acquisition Partners, LLC 5847 San Felipe St., Suite 400
Houston, TX 77057 Attn: Michael Magilton
Email: mmagilton@encinoenergy.com and

CPPIB EAP Canada, Inc.
c/o Canada Pension Plan Investment Board One Queen Street East, Suite 2500 Toronto, ON M5C 2W5, Canada
Attention: James Jackson; Matias Garcias; Senior Managing Director and General Counsel
Email: jjackson@cppib.com; mgarcia@cppib.com; legalnotice@cppib.com

With copies (which shall not constitute notice) to:

Latham & Watkins LLP
1271 Avenue of the Americas
New York, NY 10020
Attn: David Allinson
Email: David.Allinson@lw.com

and

Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attn: Thomas Brandt; Justin T. Stolte
Email: Thomas.Brandt@lw.com; Justin.Stolte@lw.com

(c)If to CPPIB or Blocker Corp:

Canada Pension Plan Investment Board One Queen Street East, Suite 2500
Toronto, ON M5C 2W5, Canada
Attention: James Jackson; Matias Garcias; Senior Managing Director and General Counsel
Email: jjackson@cppib.com; mgarcia@cppib.com; legalnotice@cppib.com

and

CPPIB EAP Canada, Inc.
c/o Canada Pension Plan Investment Board One Queen Street East, Suite 2500 Toronto, ON M5C 2W5, Canada
Attention: James Jackson; Matias Garcias; Senior Managing Director and General Counsel
Email: jjackson@cppib.com; mgarcia@cppib.com; legalnotice@cppib.com

With copies (which shall not constitute notice) to:

Latham & Watkins LLP
1271 Avenue of the Americas New York, NY 10020
Attn: David Allinson
Email: David.Allinson@lw.com and
Latham & Watkins LLP 811 Main Street, Suite 3700
Houston, TX 77002
Attn: Thomas Brandt; Justin T. Stolte
Email: Thomas.Brandt@lw.com; Justin.Stolte@lw.com

(d)If to the Other Class A Unitholders or Seller Representative:
CPPIB EAP Canada, Inc.
c/o Canada Pension Plan Investment Board
One Queen Street East, Suite 2500 Toronto, ON M5C 2W5, Canada
Attention: James Jackson; Matias Garcias; Senior Managing Director and General Counsel
Email: jjackson@cppib.com; mgarcia@cppib.com; legalnotice@cppib.com

With copies (which shall not constitute notice) to:

Latham & Watkins LLP
1271 Avenue of the Americas New York, NY 10020
Attn: David Allinson
Email: David.Allinson@lw.com and
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002
Attn: Thomas Brandt; Justin T. Stolte
Email: Thomas.Brandt@lw.com; Justin.Stolte@lw.com

Any Party may change its address or email address for notice purposes by written notice to the other Parties in the manner set forth above.

Section 12.4 Expenses. Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not the transactions contemplated hereby shall be consummated. Purchaser shall on the earlier of the Closing Date or the termination of this Agreement pursuant to its terms, reimburse each of the Sellers, the Company Parties and the other Company Group Members for all reasonable and reasonably documented out- of-pocket costs and expenses (in each case, which shall not constitute Company

Transaction Expenses or the Other Sell-Side Transaction Expenses) incurred in connection with their cooperation with a Financing Transaction pursuant to Section 7.20.

Section 12.5 Governing Law.

(a) THIS AGREEMENT AND THE LEGAL RELATIONS BETWEEN THE PARTIES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION.

(a)THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY LOCATED IN WILMINGTON, DELAWARE (OR, IF SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, ANY OTHER STATE OR FEDERAL COURT LOCATED IN WILMINGTON, DELAWARE) AND APPROPRIATE APPELLATE COURTS THEREFROM FOR THE RESOLUTION OF ANY DISPUTE, CONTROVERSY, OR CLAIM ARISING OUT OF OR IN RELATION TO THIS AGREEMENT, AND EACH PARTY HEREBY IRREVOCABLY AGREES THAT ALL PROCEEDINGS IN RESPECT OF SUCH DISPUTE, CONTROVERSY, OR CLAIM MAY BE HEARD AND DETERMINED IN SUCH COURTS. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, (i) ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH ACTION, SUIT, OR PROCEEDING IN ANY OF THE AFORESAID COURTS, (ii) ANY CLAIM IT MAY NOW OR HEREAFTER HAVE THAT ANY SUCH PROCEEDING HAS BEEN BROUGHT IN AN INCONVENIENT FORUM, AND (iii) THE RIGHT TO OBJECT, IN CONNECTION WITH SUCH PROCEEDING, THAT ANY SUCH COURT DOES NOT HAVE ANY JURISDICTION OVER SUCH PARTY. EACH PARTY HEREBY IRREVOCABLY CONSENTS TO THE SERVICE OF ANY PAPERS, NOTICES, OR PROCESS AT THE ADDRESS SET OUT IN SECTION 12.3 OF THIS AGREEMENT IN CONNECTION WITH ANY PROCEEDING AND AGREES THAT NOTHING HEREIN WILL AFFECT THE RIGHT OF THE OTHER PARTY TO SERVE ANY SUCH PAPERS, NOTICES, OR PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE, CONTROVERSY, OR CLAIM MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY APPLICABLE LAW.

(b)EACH PARTY HERETO WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION DOCUMENTS OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY.

Section 12.6 Waivers. Any failure by either Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by such Party and expressly identified as a waiver, but not in any other manner. No waiver of, consent to a change in, or any delay in timely exercising any rights arising from, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

Section 12.7 Assignment. No Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party assign or delegate any of its rights or duties hereunder, without the prior written consent of the other Party (which consent may be withheld for any reason) and any transfer or delegation made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns.

Section 12.8 Entire Agreement. This Agreement (including, for purposes of certainty, the Appendices, Exhibits and Schedules attached hereto), the Transaction Documents and the Confidentiality Agreement, constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof.

Section 12.9 Amendment. This Agreement may be amended or modified only by an agreement in writing executed by all Parties and expressly identified as an amendment or modification.

Section 12.10 Mutual Release.

(a)Effective as of the Closing, Purchaser, on its own behalf and on behalf of each of its Related Persons (including Blocker Corp and each Company Group Member and their respective Related Persons) (collectively, the “Purchaser Releasors”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, suits, proceedings and causes of action of whatever kind or nature, whether known or unknown, which any Purchaser Releasor has, may have, or might have or may assert now or in the future, against each Seller and their respective Related Persons arising out of, based upon, related to or resulting from any contract, transaction, event, circumstance, fact, action, failure to act or occurrence of any sort or type, whether known or unknown and whether directly or indirectly, (a) that occurred, existed or was taken at or prior to the Closing that relate to the Company Parties or any other Company Group Member or any of their respective assets, (b) the ownership of the Purchased Interests, (c) the business or the operation, management, use or control of the businesses of the Company Parties and the other Company Group Members, and (d) the transactions contemplated hereby and the other Transaction Documents; provided, however, that nothing contained in this Section 12.10 shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person under this Agreement or any Transaction Document with respect to any covenants or agreements that expressly survive the Closing, including this Section 12.10. Each Related Person of a Seller to whom this Section 12.10 applies shall be an express third-party beneficiary of this Section 12.10.

(b)Effective as of the Closing, the Sellers, on their own behalf and on behalf of each of their Related Persons (collectively, the “Seller Releasors”), hereby irrevocably, knowingly and voluntarily releases, discharges and forever waives and relinquishes all claims, demands, obligations, liabilities, defenses, affirmative defenses, setoffs, counterclaims, suits, proceedings and causes of action of whatever kind or nature, whether known or unknown, which any Seller Releasor has, may have, or might have or may assert now or in the future, against Purchaser and its Related Persons (including Blocker Corp and each Company Group Member and their respective Related Persons) arising out of, based upon, related to or resulting from any contract, transaction, event, circumstance, fact, action, failure to act or occurrence of any sort or type, whether known or unknown and whether directly or indirectly, (a) that occurred, existed or was taken at or prior to the Closing that relate to the Company Parties or any other Company Group Member or any of their respective assets, (b) the ownership of the Purchased Interests, (c) the business or the operation, management, use or control of the businesses of the Company Parties and the other Company Group Members, and (d) the transactions contemplated hereby and the other Transaction Documents; provided, however, that nothing contained in this Section 12.10 shall release, waive, discharge, relinquish or otherwise affect the rights or obligations of any Person under this Agreement or any Transaction Document with respect to any covenants or agreements that expressly survive the Closing, including this Section 12.10. Each Related Person of Purchaser to whom this Section 12.10 applies shall be an express third-party beneficiary of this Section 12.10.

Section 12.11 Investigation; Limitation on Warranties; Disclaimer of Other Representations and Warranties; No Outside Reliance.

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

REPRESENTATIONS OR WARRANTIES OF THE COMPANY, BLOCKER CORP OR THE SELLERS IN ARTICLE 3, ARTICLE 4 AND ARTICLE 5. ACCORDINGLY, PURCHASER ACKNOWLEDGES THAT, WITHOUT LIMITING THE GENERALITY OF SECTION 3.36, SECTION 4.11 AND SECTION 5.10 OR THIS SECTION 12.11, NO SELLER, COMPANY PARTY NOR ANY COMPANY GROUP MEMBER NOR OR ANY OF THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES HAS MADE ANY REPRESENTATION OR WARRANTY WITH RESPECT TO SUCH PROJECTIONS AND OTHER FORECASTS AND PLANS, EXCEPT TO THE EXTENT OF ANY EXPRESS REPRESENTATIONS OR WARRANTIES OF THE COMPANY, BLOCKER CORP OR THE SELLERS IN ARTICLE 3, ARTICLE 4 AND ARTICLE 5.

(B)EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE OR ENFORCEABLE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3, ARTICLE 4, ARTICLE 5 AND ARTICLE 6 AND THE REST OF THIS AGREEMENT ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.

Section 12.12 No Third-Party Beneficiaries. Nothing in this Agreement shall entitle any Person other than Purchaser and Sellers to any claim, cause of action, remedy, or right of any kind; provided, however, that in the event that the Closing occurs, the Persons referred to in Section 7.10(d), Section 12.10 and Section 12.20 are intended third-party beneficiaries of, and may enforce, such Section 7.10(d), Section 12.10 and Section 12.20, as applicable, and Nonparty Affiliates referred to in Section 12.15 are intended third-party beneficiaries of, and may enforce, Section 12.15.

Section 12.13 Construction. The Parties acknowledge that (a) the Parties have had the opportunity to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby, (b) this Agreement is the result of arms-length negotiations from equal bargaining positions, and (c) the Parties and their respective counsel participated in the preparation and negotiation of this Agreement. Any rule of construction that a contract be construed against the drafter shall not apply to the interpretation or construction of this Agreement.

Section 12.14 Conspicuous. THE PARTIES AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE OR ENFORCEABLE, THE PROVISIONS IN THIS AGREEMENT IN BOLD-TYPE OR ALL-CAPS FONT ARE “CONSPICUOUS” FOR THE PURPOSE OF ANY APPLICABLE LAW.

Section 12.15 Affiliate Liability. All obligations and/or other liabilities (whether in contract or in tort, in law or in equity, granted by statute or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, the Transaction Documents, or the negotiation, execution, or performance of this Agreement or the Transaction Documents (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or any Transaction Document), may be made only against (and are expressly limited to) the entities that are expressly identified as Parties in the preamble to this Agreement (or any successor or permitted assign of any the

Parties) or, with respect to any Transaction Document, the entities and individuals (if applicable) identified as parties to such Transaction Document (collectively, the “Contracting Parties”). Notwithstanding anything to the contrary in this Agreement, any Transaction Document or otherwise, no Person who is not a Contracting Party, including any director, officer, employee, incorporator, member, partner, manager, direct or indirect equityholder, Affiliate, agent, attorney, or other Representative of, and any financial advisor or lender to, any Contracting Party, or any director, officer, employee, incorporator, member, partner, manager, direct or indirect equityholder, Affiliate, agent, attorney, or other Representative of, and any financial advisor or lender to, any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) for any obligations or liabilities arising under, out of, in connection with, or related in any manner to this Agreement or any of the Transaction Documents or based on, in respect of, or by reason of this Agreement or any of the Transaction Documents or the negotiation, execution, performance, or breach of this Agreement or any Transaction Document; and, to the maximum extent permitted by Law, each Contracting Party, on behalf of itself and all other Persons, hereby waives and releases all such liabilities against any such Nonparty Affiliates. Without limiting the foregoing, to the maximum extent permitted by Law, each Contracting Party, on behalf of itself and all other Persons, hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available (including at law or in equity, or granted by statute or otherwise) to avoid or disregard the entity form of a Contracting Party or otherwise impose liability of a Contracting Party on any Nonparty Affiliate, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the corporate or other veil, distributions, unfairness, undercapitalization, or otherwise. This Section 12.15 shall not limit the obligations of the Parties to cause their Affiliates and Representatives to comply with the provisions of this Agreement to the extent expressly specified in this Agreement.

Section 12.16 Time. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.

Section 12.17 Severability. The invalidity or unenforceability of any term or provision of this Agreement in any situation or jurisdiction shall not affect the validity or enforceability of the other terms or provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction and the remaining terms and provisions shall remain in full force and effect, unless doing so would result in an interpretation of this Agreement that is manifestly unjust.

Section 12.18 Knowledge. Any representation or warranty qualified by “knowledge of the Company Group” or “to the Company Group’s knowledge” or with any similar knowledge qualification means the actual knowledge after reasonable inquiry of direct reports of the individuals designated on Schedule 12.18(a) of the Company Group Disclosure Letter for each Company Group Member, none of whom shall have any personal liability or obligations regarding such knowledge. With respect to each Seller, any representation or warranty qualified by “such Seller’s knowledge” or with any similar knowledge qualification means the actual knowledge after reasonable inquiry of direct reports of the individual(s) set forth next to such Seller’s name on Schedule 12.18(b) of the Company Group Disclosure Letter, none of whom shall have any personal liability or obligations regarding such knowledge. With respect to Blocker Corp, any representation or warranty qualified by “Blocker Corp’s knowledge” or with any similar knowledge qualification means the actual knowledge after reasonable inquiry of direct reports of the individuals set forth on Schedule 12.18(c) of the Company Group Disclosure Letter, none of whom shall have any personal liability or obligations regarding such knowledge.

Section 12.19 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 10.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 12.19, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees: (a) the non-breaching Party will be entitled to injunctive and other equitable relief, without proof of actual damages; and (b) the alleged breaching Party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement and will not plead in defense thereto that there are adequate remedies at Law, all in accordance with the terms of this Section 12.19. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12.19, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party hereto brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.

Section 12.20 Waiver of Conflicts Regarding Representation; Non-Assertion of Attorney Client Privilege.

(a)Recognizing that Latham & Watkins LLP (“LW”) has acted as legal counsel to the Sellers, the Company Parties and the Company Group prior to the date hereof, and that LW intends to act as legal counsel to the Sellers and their Affiliates after Closing, Purchaser hereby waives, on their own behalf and agrees to cause its Affiliates, and Blocker Corp and each Company Group Member (from and after Closing) to waive, any conflicts that may arise in connection with LW representing the Sellers or their Affiliates as such representation may relate to Purchaser, Blocker Corp or any Company Group Member or the transactions contemplated hereby or the other Transaction Documents. In addition, all communications involving attorney-client confidences between the Sellers and their Affiliates (including the Company Parties and the Company Group Members), on the one hand, and LW, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby and the other Transaction Documents shall be deemed to be attorney-client confidences that belong solely to the Sellers and their Affiliates (and not to Blocker Corp or the Company Group Members). Accordingly, none of Blocker Corp or the Company Group Members shall have access to any such communications or to the files of LW relating to such engagement from and after Closing. Without limiting the generality of the foregoing, from and after Closing, (a) the Sellers and their Affiliates (and not Blocker Corp or the Company Group Members) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Blocker Corp or the Company Group Members shall not be a holder thereof, (b) to the extent that files of LW in respect of such engagement constitute property of the client, only the Sellers and their Affiliates (and not Blocker Corp or the Company Group Members) shall hold such property rights and (c) LW shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Purchaser, Blocker Corp or any Company Group Member by reason of any attorney-client relationship between LW and Blocker Corp or any Company Group Member or otherwise.

(b)If and to the extent that, at any time subsequent to Closing, Purchaser or any of its Affiliates (including Blocker Corp or any Company Group Member) shall have the right to assert or waive any attorney-client privilege with respect to any communication between Blocker Corp and any Company Group Member or their respective Affiliates and any Person representing them that occurred at any time prior to the Closing, Purchaser, on behalf of itself and its Affiliates (including Blocker Corp and the Company Group Members), shall be entitled to waive such privilege only with the consent of Seller Representative.

(c)Without limiting the generality of the foregoing, all books and records and other documents of Blocker Corp and the Company Group Members containing any advice or communication that is subject to any attorney-client privilege, attorney work product protection or otherwise given with the expectation of client confidence, shall be excluded from the purchase, and shall be distributed to the applicable Sellers immediately prior to the Closing and no copies shall be retained by Blocker Corp or any Company Group Member.

(d)Notwithstanding the foregoing, but subject in all respects to Section 12.20(b), in the event that a dispute arises between Purchaser, Blocker Corp or a member of the Company Group, on the one hand, and a third party after the Closing, on the other hand, Blocker Corp or such member of the Company Group may assert the attorney-client privilege with respect to the information covered by this Section 12.20 to prevent disclosure of confidential communications by LW to such third party.

Section 12.21 Seller Representative.

(a)Designation and Replacement of Seller Representative. The Parties have agreed that it is desirable to designate a representative (referred to herein as Seller Representative) to act on behalf of the Sellers for certain limited purposes as specified herein. The Sellers have designated CPPIB EAP Canada, Inc. as the initial Seller Representative. Seller Representative may resign at any time (in which case the resigning Seller Representative will designate its successor Seller Representative). Seller Representative Expenses shall be used by Seller Representative solely to pay the fees and expenses incurred, or that may in the future be incurred, by Seller Representative on behalf of the Sellers in connection with the preparation, negotiation and execution of this Agreement or the consummation of the transactions contemplated hereby or otherwise in its capacity as Seller Representative. Each Seller shall severally in proportion to its pro rata share of the Closing Purchase Price or Final Purchase Price, as applicable, reimburse the Seller Representative for any fees and expenses incurred by the Seller Representative in its capacity as agent, proxy or attorney in fact of the Sellers in connection with this Agreement or the transactions contemplated herein. The Seller Representative shall not be liable to any Seller for any action taken by the Seller Representative in good faith pursuant to this Section 12.21, and each Seller shall, severally in proportion to its pro rata share of the Closing Purchase Price or Final Purchase Price, as applicable, indemnify and hold harmless the Seller Representative from, and reimburse the Seller Representative for, any losses arising out of its service as the Sellers’ Representative hereunder.

(b)Authority. Each Seller shall be bound by all notices received or given by, and all agreements and determinations made by, and all documents executed and delivered by Seller Representative under this Agreement and authorizes Seller Representative (with full power of substitution in the premises) to (i) terminate, amend, waive any provision of, or abandon, this Agreement or the Adjustment Escrow Agreement, (ii) assert and review claims, make demands and commence actions on behalf of the Sellers under this Agreement, or the Adjustment Escrow Agreement, (iii) dispute or to refrain from disputing any claim made by the Sellers, negotiate and compromise any dispute that may arise under, and exercise or refrain from exercising remedies available to the Sellers under, this Agreement or the Adjustment Escrow Agreement, or under applicable Law in connection with the transactions contemplated hereby and thereby (including with respect to the Adjustment Amount), and to sign any releases or other documents with respect to such dispute or remedy on behalf of the Sellers (and to bind the Sellers in so doing), (iv) give such instructions and do such other things and refrain from doing such things as Seller Representative shall deem appropriate to carry out the provisions of this Agreement or the Adjustment Escrow Agreement, (v) give any and all consents and notices under this Agreement or the Adjustment Escrow Agreement, perform all actions, exercise all powers, receive service of process with respect to any Proceeding under this Agreement or the Adjustment Escrow Agreement and any other agreement or instrument in connection with the transactions contemplated hereby, (vi) determine the amounts of Seller Representative Expenses and to pay such Seller Representative Expenses in accordance with this Section 12.20(d), (vii) with respect to any distribution or payment to be made to the Sellers hereunder, (A) determine the allocation of such payment among the Sellers, it being understand that Seller Representative shall make such allocations, as determined by Seller Representative acting in good faith, in accordance with the Organizational Documents of the Company, and that, absent actual fraud, Seller Representative shall have no liability or other obligation to Sellers in respect of any miscalculation or error in determining the allocation among Sellers of any such amount, it being understood that in respect of Company Transaction Expenses and Other Sell-Side Transaction Expenses, Seller Representative shall allocate such amount among the Sellers as is appropriate to ensure that the Sellers that bore such Company Transaction Expenses and Other Sell-Side Transaction Expenses are equitably reimbursed therefor, and (B) instruct the payment of any amounts due to Sellers hereunder (it being understood that, if applicable, such instruction shall be given in accordance with the allocations determined by Seller Representative in accordance with the immediately preceding clause (A)), and (viii) agree to, negotiate and authorize, or make payments in connection with the Adjustment Amount and any other payment pursuant to the terms of this Agreement or the Adjustment Escrow Agreement, and fulfill all duties otherwise assigned to Seller Representative in this Agreement or the Adjustment Escrow Agreement. Seller Representative has the sole and exclusive authority to act on each Seller’s behalf in respect of all matters arising under or in connection with this Agreement or the Adjustment Escrow Agreement after execution of this Agreement, notwithstanding any dispute or disagreement among them, and no Seller shall have any authority to act unilaterally or independently of Seller Representative in respect to any such matters. All notices, counter notices or other instruments or designations delivered by any Seller in regard to this Agreement or the Transaction Documents shall not be effective unless, but shall be effective if, signed by Seller Representative, and if not, such document shall have no force or effect whatsoever, and Purchaser and any other Person may proceed without regard to any such document. In the event that Seller Representative determines, in its sole and absolute discretion, that the funds paid to Seller Representative as Seller Representative Expenses exceed the aggregate amount of the fees and expenses incurred, and that may in the future be incurred, by Seller Representative on behalf of the Sellers in connection with the preparation, negotiation and execution of this Agreement or the consummation of the transactions contemplated hereby or otherwise in its capacity as Seller Representative (any such excess funds, the “Excess Seller Representative Expenses”), then Seller Representative shall distribute such Excess Seller Representative Expenses to the Sellers. For income tax purposes, Seller Representative Expenses shall be treated as if they were paid to the Sellers at the Closing and then forwarded by Sellers to Seller Representative.

(c)Actions. A decision, act, consent or instruction of Seller Representative, including an amendment, extension or waiver of this Agreement, shall constitute a decision of the Sellers and shall be final, binding and conclusive upon the Sellers; and Purchaser may conclusively and absolutely, rely, without any inquiry, upon any such decision, act, consent or instruction of Seller Representative as being the decision, act, consent or instruction of the Sellers. Purchaser is hereby relieved from any liability or obligation to any Person, including any Seller, for any acts done by any of them in accordance with or reliance on such decision, act, consent or instruction of Seller Representative.

(d)Notices. From and after the date hereof, all notices or other communications required to be made or delivered by Purchaser shall be made to Seller Representative for the benefit of the Sellers, and any notices so made shall discharge in full all notice requirements of Purchaser to the Sellers with respect thereto. All notices or other communications required to be made or delivered by the Sellers to Purchaser shall be made by Seller Representative for the benefit of the Sellers and any notices so made shall discharge in full all notice requirements of the Sellers to Purchaser with respect thereto.

Section 12.22 Limitation on Damages. NONE OF PURCHASER, SELLERS, OR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE ENTITLED TO CONSEQUENTIAL, SPECIAL, INDIRECT, PUNITIVE, OR EXEMPLARY DAMAGES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND EACH OF PURCHASER AND SELLERS, FOR ITSELF AND ON BEHALF OF ITS AFFILIATES, HEREBY EXPRESSLY WAIVES ANY RIGHT TO CONSEQUENTIAL, SPECIAL, INDIRECT, PUNITIVE, OR EXEMPLARY DAMAGES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, EXCEPT TO THE EXTENT AWARDED TO A THIRD PARTY BY A GOVERNMENTAL AUTHORITY OF COMPETENT JURISDICTION.

Section 12.23 Certain Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each Seller hereby agrees: (a) that any suit, legal action or proceeding, whether in law or in equity, whether in contract, in tort or otherwise, directly involving any Person (other than the Company Parties or any Affiliate thereof) that is an agent, arranger, lender or underwriter of, or otherwise a third party counterparty of Purchaser or any of its Subsidiaries with respect to any actual or potential Financing (as defined below) or any Affiliate of any such Person (collectively, with each of their respective partners, employees, officers, directors, members and direct or indirect equity owners and other representatives acting as such, the “Financing Parties”), in each case, arising out of or relating to this Agreement, any Financing or any of the agreements entered into in connection with the Financing or any transaction contemplated hereby or thereby or the performance of any services thereunder (any such suit, legal action or proceeding, a “Financing Party Action”) shall be subject to the exclusive jurisdiction of any federal or state court in the County of New York, New York and any appellate court thereof (and each party hereto irrevocably submits itself and its property with respect to any Financing Party Action to the exclusive jurisdiction of such court); (b) that any Financing Party Action shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as expressly otherwise provided in any applicable agreement relating to the Financing; (c) not to bring or support, or permit any of its controlled Affiliates to bring or support, any Financing Party Action against any Financing Party in any forum other than any federal or state court in the County of New York, New York; (d) that it irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of any Financing Party Action in any such court; (e) that it hereby knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any Financing Party Action brought against the Financing Parties; (f) that none of the Financing Parties will have any liability to the Sellers or to their respective Affiliates relating to or arising out of this Agreement, the Financing, any agreement relating thereto or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise (it being understood that nothing in this clause (f) shall apply to Purchaser and its Affiliates); and (g) that (and each other party hereto agrees that) the Financing Parties are express third party beneficiaries of, and may enforce, the provisions of this Section 12.23, and which provisions shall not be amended in a manner adverse to any Financing Party without the prior written consent of the Named Financing Parties.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

SELLERS:

CPPIB EAP CANADA INC.

By: /s/ David Chambers
Name:    David Chambers
Title:    Authorized Signatory

By: /s/ James Jackson
Name:    James Jackson
Title:    Authorized Signatory

[Signature Page to Equity Interest Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

SELLERS:

ENCINO ACQUISITION MANAGEMENT, LP

By:    Encino Energy, LLC, its General Partner

By: /s/ J. Hardy Murchison
Name:    J. Hardy Murchison
Title:    President and Chief Executive Officer

ENCINO ACQUISITION MANAGEMENT II, LP

By:    Encino Energy, LLC, its General Partner

By: /s/ J. Hardy Murchison
Name:    J. Hardy Murchison
Title:    President and Chief Executive Officer

[Signature Page to Equity Interest Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

OTHER CLASS A UNITHOLDERS:

/s/ Frederick Brazelton
Frederick Brazelton

/s/ Stephen McDaniel
Stephen McDaniel

/s/ Alexandra Pruner
Alexandra Pruner

/s/ Terry Rathert
Terry Rathert

/s/ Brent Smolik
Brent Smolik

[Signature Page to Equity Interest Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

BLOCKER CORP:

CPPIB EAP US INC.

By: /s/ David Chambers
Name:    David Chambers
Title:    Authorized Signatory

By: /s/ James Jackson
Name:    James Jackson
Title:    Authorized Signatory

[Signature Page to Equity Interest Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

COMPANY:

ENCINO ACQUISITION PARTNERS, LLC

By: /s/ J. Hardy Murchison
Name:    J. Hardy Murchison
Title:    President and Chief Executive Officer

[Signature Page to Equity Interest Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

SELLER REPRESENTATIVE:

CPPIB EAP CANADA INC.

By: /s/ David Chambers
Name:    David Chambers
Title:    Authorized Signatory

By: /s/ James Jackson
Name:    James Jackson
Title:    Authorized Signatory

[Signature Page to Equity Interest Purchase Agreement]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties on the Execution Date.

EMPLOYERCO:

ENCINO ENERGY, LLC

By: /s/ J. Hardy Murchison
Name    J. Hardy Murchison
Title:    President and Chief Executive Officer

[Signature Page to Equity Interest Purchase Agreement]

PURCHASER:

EOG RESOURCES, INC.

By: /s/ Ezra Y. Yacob
Name:    Ezra Y. Yacob
Title:    Chairman of the Board and Chief Executive Officer

[Signature Page to Equity Interest Purchase Agreement]

APPENDIX A
DEFINITIONS
“Accounting Principles” means the specific policies set forth in Exhibit C.

“Acquisition Proposal” shall mean any inquiry, proposal or offer from or by any Person other than Purchaser or its Subsidiaries relating to or that would reasonably be expected to lead to: (a) any direct or indirect acquisition (whether in a single transaction or a series of related transactions and whether by way of merger, consolidation or other business combination with any other Person, purchase or exchange of Interests, purchase of assets or otherwise) of (i) assets of the Company Parties or any other member of the Company Group outside the ordinary course of business (except for disposition permitted under Section 7.5), or (ii) any equity interests of the Company Parties or of any other member of the Company Group; (b) any transfer, sale or other disposition of assets of the Company Parties or any other member of the Company Group (not in the ordinary course of business), except for disposition permitted under Section 7.5; (c) issuance of Interests of the Company Parties or any other Company Group Member not subject to acquisition, directly or indirectly, by Purchaser pursuant to the terms of this Agreement; or (d) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company Parties or any other member of the Company Group.

“Adjustment Amount” means an amount, which may be a negative number, equal to (a) the Final Purchase Price as finally determined pursuant to Section 2.3, minus (b) the Closing Purchase Price.

“Adjustment Amount Cap” has the meaning set forth in Section 2.4(a).
“Adjustment Escrow Account” has the meaning set forth in Section 2.2(b)(i).

“Adjustment Escrow Agreement” has the meaning set forth in Section 2.2(b)(i).

“Adjustment Escrow Amount” means $56,000,000 (fifty six million dollars).

“Adjustment Escrow Funds” means, as of any time of determination, the aggregate amount of funds in the Adjustment Escrow Account.

“AFE” has the meaning set forth in Section 3.23.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, is in control of, is controlled by, or is under common control with, such Person. For purposes of this definition, “control” of a Person means the power, directly or indirectly, either to (a) vote fifty percent (50%) or more of the securities having ordinary voting power for the election of directors or other governing body of such Person or (b) direct or cause the direction of the management and policies of such Person, whether by contract, law or otherwise. Notwithstanding anything to the contrary herein, (i) prior to Closing, Blocker Corp and the Company Group Members shall be deemed to be Affiliates of each Seller (to the extent each such Person would otherwise constitute an Affiliate of such Seller pursuant to the immediately preceding sentence), and not Purchaser, (ii) from and after Closing, Blocker Corp and the Company Group Members shall be deemed to
Appendix A-1

be Affiliates of Purchaser, and (iii) except for purposes of the definition of “Related Person” and Section 7.3(d), in no event shall Affiliate include (or be considered to include) any (x) any “portfolio company” (as such term is customarily understood among institutional private equity investors) of any investment fund affiliated with, or advised or managed by, any Person or any of its affiliates, other than the Company Group Members (provided that, for purposes of Section 7.3(f) or Section 7.4, a portfolio company shall not be deemed to be an Affiliate only so long as it is not directed or caused by any Person subject to such Sections to take any action that such Person is prohibited from taking under those Sections), (y) any limited partners or other direct or indirect investors in any investment fund affiliated with, or advised or managed by, any Person or any of its affiliates, or any of the respective affiliates of any such limited partners or other direct or indirect investors, or (z) any investment fund, department or groups of or managed through the Canada Pension Plan Investment Board or any Affiliate thereof (other than CPPIB), provided that, for purposes of Section 7.3(f) or Section 7.4, such investment fund, department or groups shall not be deemed to be an Affiliate only so long as they are not directed or caused by any Person subject to such Sections to take any action that such Person is prohibited from taking under those Sections. It is understood that nothing in this Agreement shall restrict (1) in any way the direct or indirect activities of any other investment department or group of the Canada Pension Plan Investment Board or its Affiliates that is not CPPIB Sustainable Energies Group (“CPPIB SEG”), or (2) any Person whose investment decisions are not directed by, or subject to an approval by, CPPIB SEG acting through CPPIB SEG, provided that this sentence shall not limit the obligations of any Entity Seller to cause its Affiliates to comply with Section 7.3(f) and Section 7.4.

“Agreement” has the meaning set forth in the preamble of this Agreement.
“Allocation Schedule” has the meaning set forth in Section 11.5(b).

“Anti-Corruption Laws” shall mean any applicable Law for the prevention or punishment of public or commercial corruption or bribery, including the U.S. Foreign Corrupt Practice Act of 1977, as amended (“FCPA”) and any other applicable anti-corruption or anti-bribery law.

“Anti-Money Laundering Legislation” means: (a) the Currency and Foreign Transactions Reporting Act of 1970; (b) the Bank Secrecy Act; (c) Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT ACT); (d) the United States Department of the Treasury Office of Foreign Assets Control regulations; and (e) the money laundering Laws of all applicable jurisdictions where the Company Group Members conduct business, conduct financial transactions or own assets.

“Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other antitrust, competition and merger control Laws, including all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening of competition.

“Assumed Execution Date Gas/NGL Hedges” means any Gas/NGL Hedges in place or otherwise existing as of the Execution Date.

Appendix A-2

“Audited Financial Statements” has the meaning set forth in Section 3.19(a).

“Balance Sheet Date” has the meaning set forth in Section 3.19(a).

“Benefit Plan” means any “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA and whether or not in writing), and any bonus, deferred compensation, incentive compensation, employment, consulting or other compensation agreement, equity, equity purchase or any other equity-based compensation, change in control, termination or severance, sick leave, pay, salary continuation for disability, hospitalization, medical insurance, welfare, retiree welfare, life insurance, scholarship, cafeteria, employee assistance, education or tuition assistance, or fringe benefit policy, plan, program, agreement or arrangement.

“Blocker Corp” has the meaning set forth in the recitals to this Agreement.

“Blocker Corp Tax Amount” means, for the Blocker Corp (without duplication of any amounts included as a Company Tax Amount), an amount (which shall not be less than zero dollars ($0) in the aggregate or for any jurisdiction, any particular Tax or any taxable period), determined as of the end of the day on the Closing Date, equal to the sum of all accrued but unpaid Taxes of the Blocker Corp for any Pre-Closing Tax Period for which an originally filed (i.e., not an amended) Tax Return has not been filed on or prior to the Closing Date, solely in respect of those jurisdictions in which the Blocker Corp is currently filing Tax Returns with respect to Taxes, determined: (a) by taking into account any Transaction Tax Deductions properly deductible by the Blocker Corp in such Pre-Closing Tax Period to the extent permitted at a “more likely than not” or higher standard of confidence; (b) in accordance with Section 11.1(c); (c) without regard to any accruals or reserves established or required to be established under GAAP methodologies for contingent Taxes or with respect to uncertain Tax positions; (d) in accordance with the accounting methodology and the past practices (including reporting positions, elections and accounting methods) of the Company and the Blocker Corp in preparing its Tax Returns with respect to Taxes; (e) by excluding any Taxes attributable to any action taken at the direction of Purchaser or any of its Affiliates (including the Blocker Corp, the Company and its Subsidiaries) on the Closing Date after the Closing outside the ordinary course of business; (f) without regard to any deferred Tax assets or deferred Tax liabilities, but (for the avoidance of doubt) giving effect in each applicable jurisdiction to any net operating losses and interest expense carryforwards and other Tax attributes available, and permitted under applicable Law, to offset income in such jurisdiction; (g) by taking into account any estimated Tax payments made prior to the Closing Date to the extent actually available to offset an applicable Tax liability in a Pre-Closing Tax Period; (h) by taking into account Tax refunds receivable to the extent actually available to offset positive Tax liabilities that would otherwise be taken into account in the calculation of Blocker Corp Tax Amount; and (i) by taking into account any Taxes imposed on the Blocker Corp with respect to actions taken pursuant to Section 7.8.

“Blocker Fundamental Representations” has the meaning set forth in Section 8.2(a)(ii).
“Blocker Held Units” has the meaning set forth in Section 4.10.

Appendix A-3

“Blocker Material Adverse Effect” means with respect to Blocker Corp, any Effect that materially and adversely affects the ability of Blocker Corp to consummate the transactions contemplated hereby.

“Blocker Shares” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the State of Texas or New York.

“Business Employees” has the meaning set forth in Section 3.18.

“Business Employee Benefit Plan” has the meaning set forth in Section 3.18(c).
“Calculation Time” means the time on the Closing Date as of immediately prior to the Closing.

“Cash and Cash Equivalents” means, as of any time of determination, the sum (without duplication) of the fair market value (expressed in United States dollars) of all (x) cash and (y) cash equivalents (including marketable securities, checks, bank deposits and short term investments, and, in each case, with respect to this clause (y), having a maturity of less than ninety (90) days), in each case, whether located in the United States or anywhere else in the world of the Company Group and Blocker Corp, in each case, calculated in accordance with the Accounting Principles, provided that Cash and Cash Equivalents shall (i) exclude restricted cash and cash equivalents (such as security deposits, lease deposits, customer deposits, bond guarantees, customer performance bonds, collateral reserve accounts and amounts held in escrow) and cash and cash equivalents that are not freely usable, distributable or transferable or that are subject to restrictions, limitations or Taxes on use, distribution or repatriation by Law or Contract or any other form of restriction, (ii) be net of outstanding outbound checks, drafts, draws, ACH debits and wire transfers that have not yet cleared (to the extent that a corresponding amount has been cleared from Current Assets and/or Current Liabilities, as applicable, for purposes of calculating Net Working Capital), and (iii) include inbound checks, draws, ACH credits and wire transfers that have been initiated by a third party payer but not yet cleared (but subject to such amounts becoming thereafter actually cleared and deposited).

“Central Time” means the central time zone of the United States of America.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended.

“Class A Units” has the meaning given thereto in the Company Operating Agreement.
“Class B Units” has the meaning given thereto in the Company Operating Agreement.

“Class C Units” has the meaning given thereto in the Company Operating Agreement.

“Closing” has the meaning set forth in Section 9.1.

Appendix A-4

“Closing Cash and Cash Equivalents” means Cash and Cash Equivalents as of the Calculation Time. Cash and Cash Equivalents shall be deemed to include any and all amounts of interest actually paid in cash by the applicable Company Group Member in respect of the Company Notes to the holders thereof, for the period from the Execution Date to the Closing, including the Notes Redemption Amount that is actually paid in cash by the applicable Company Group Member in respect of such period (but excluding from the Notes Redemption Amount the principal amount of the Company Notes actually redeemed at Closing in connection with the Notes Redemption).

“Closing Date” has the meaning set forth in Section 9.1.

“Closing Indebtedness” means the Indebtedness of the Blocker Corp and the Company Group as of the Calculation Time calculated in accordance with the Accounting Principles.

“Closing Net Working Capital” means Net Working Capital as of the Net Working Capital Determination Time. Notwithstanding the foregoing, the calculation of Closing Net Working Capital shall include, (a) any non-ordinary course current assets of the Company Group as of immediately prior to the Closing that were excluded as Current Assets included in the calculation of Closing Net Working Capital solely as a result of their nonexistence as Current Assets at the Net Working Capital Determination Time, and (b) any non-ordinary course current liabilities of the Company Group as of immediately prior to the Closing that were excluded as Current Liabilities included in the calculation of Closing Net Working Capital solely as a result of their nonexistence as Current Liabilities at the Net Working Capital Determination Time.

“Closing Purchase Price” means an amount equal to (a) the Enterprise Value, plus (b) the amount (if any) by which (x) the Estimated Closing Net Working Capital exceeds (y) the Net Working Capital Target, minus (c) the amount (if any) by which (x) the Net Working Capital Target exceeds (y) the Estimated Closing Net Working Capital, minus (d) Estimated Closing Indebtedness, plus (e) Estimated Closing Cash and Cash Equivalents, minus (f) the Company Notes Principal Amount, minus (g) Estimated Company Transaction Expenses, minus (h) the Adjustment Escrow Amount, minus (i) Seller Representative Expenses, plus (j) Estimated Reimbursed Transaction Expenses Adjustment Amount.

“Closing Statement” has the meaning set forth in Section 2.3(a).

“Code” means the United States Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the preamble of this Agreement.

“Company Confidential Information” has the meaning set forth in Section 7.13.

“Company Credit Agreement” means that certain Credit Agreement, dated October 29, 2018, by and between Encino Acquisition Partners Holdings, LLC, as borrower, Citibank, N.A., as administrative agent, and the lenders party thereto, as amended by that certain Amended and Restated Credit Agreement, dated November 12, 2021, as further amended by that certain First Amendment to the Amended and Restated Credit Agreement, dated May 20, 2022, and as further amended by that certain Second Amendment to the Amended and Restated Credit Agreement,
Appendix A-5

dated May 18, 2023, and as further amended by that certain Third Amendment to the Amended and Restated Credit Agreement, dated May 13, 2024.

“Company Group” means the Company and each of its Subsidiaries. For purposes of Section 3.8, “Company Group” includes any Person in which the Company holds an equity interest for Tax purposes.

“Company Group Disclosure Letter” means the disclosure letter attached to this Agreement regarding delivered by the Company to Purchaser on or prior to the Execution Date.

“Company Group Fundamental Representations” has the meaning set forth in Section 8.2(a).

“Company Group Interests” has the meaning set forth in Section 3.12(a).

“Company Group Member” means, individually, any Person included in the Company Group.

"Company Independent Petroleum Engineers" means Netherland, Sewell & Associates, Inc.

"Company Material Adverse Effect" means any changem circumstance, development, stateof facts, effect, or condition (“Effects”) that materially and adversely affects or would reasonably be expected to materially and adversely affect: (a) the business, assets, liabilities, condition (financial or otherwise), or results of operations of the Company Group, taken as a whole, or (b) the ability of any Company Group Member to consummate the transactions contemplated hereby; provided, however, that with respect to the immediately prior clause (a), no Effect (by itself or when aggregated or taken together with any and all other Effects) directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Company Material Adverse Effect” or shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) any change in applicable Laws, other legal or regulatory conditions or GAAP or other applicable accounting standards or the interpretation or enforcement thereof; (ii) general economic, political, or business conditions (including levying of international tariffs, imposition of sanctions, adoption or alterations of trade policies or any “trade war” or similar actions in the United States or any other country or region (including any escalation, general worsening or other changes in each of the foregoing)), or financial, credit, debt, or securities market conditions generally, including changes in supply, demand, interest rates, exchange rates, commodity prices (including Hydrocarbons), electricity prices, or fuel costs, sand or proppants and any general suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market; (iii) any legal, regulatory, or other change generally affecting the industries, industry sectors, or geographic sectors of a Company Group Member, including any change in the prices of oil, natural gas, or other Hydrocarbon products, any increase in operating costs or capital expenses or any reduction in drilling activity or production or the demand for related gathering, processing, transportation, and storage services; (iv) any change resulting or arising from the execution or delivery of this
Appendix A-6

Agreement or the other Transaction Documents, the consummation of the transactions contemplated hereby or thereby, or the announcement or other publicity or pendency with respect to any of the foregoing (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees, labor unions or regulator; provided, that this clause (iv) shall not apply to any representation or warranty intended to address the consequences arising from the execution or delivery of this Agreement or the other Transaction Documents, the consummation of the transactions contemplated hereby or thereby, or the announcement or other publicity or pendency with respect to any of the foregoing); (v) any change resulting or arising from hostilities, sabotage, terrorism, or the escalation or general worsening of any of the foregoing; (vi) any epidemic, pandemic, disease outbreak or other public health crisis or public health event, or the worsening of any of the foregoing; (vii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions; (viii) any actions taken or omitted to be taken by the Sellers, any Company Party or any Company Group Member at the express written request of Purchaser; (ix) natural declines in well performance or reclassification or recalculation of reserves in the ordinary course of business; or (x) any failure by a Company Group Member to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings, production or other financial or operating metrics for any period (it being understood that the Effects giving rise to or contributing to such failure may be deemed to constitute or be taken into account in determining whether there has occurred or would occur a Company Material Adverse Effect); provided, however, that if in the case of clauses (i), (ii), (iii), (v), (vi) or (vii) above, such Effect (by itself or when aggregated or taken together with any and all other Effects) has or could reasonably be expected to have a disproportionate effect on the Company Group, taken as a whole, compared to other similarly situated companies, then the incremental disproportionate impact shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur.

“Company Notes” shall mean, collectively, (a) the 8.500% Senior Unsecured Notes due 2028 in aggregate principal amount of $700,000,000 and (b) the 8.750% Senior Unsecured Notes due 2031 in aggregate principal amount of $500,000,000, in each case issued pursuant to the respective Company Notes Indentures.

“Company Notes Indentures” shall mean, collectively, (a) that certain Indenture, dated as of April 30, 2021, by and among Encino Acquisition Partners Holdings, LLC, each of the Guarantors Party thereto and U.S. Bank, National Association, as Trustee and (b) that certain Indenture dated as of April 29, 2024, by and among Encino Acquisition Partners Holdings, LLC, each of the Guarantors Party thereto and U.S. Bank Trust Company, National Association, as Trustee.

“Company Notes Principal Amount” means $1,200,000,000.00.

“Company Operating Agreement” means that certain Amended and Restated Operating Agreement of EAP, dated as of June 27, 2017, as amended.

“Company Parties” has the meaning set forth in the preamble of this Agreement.

Appendix A-7

“Company Tax Amount” means, for the Company Group, an amount (which shall not be less than zero dollars ($0) in the aggregate or for any jurisdiction, any particular Tax or any taxable period), determined as of the end of the day on the Closing Date, equal to the sum of all accrued but unpaid Taxes of the Company Group for any Pre-Closing Tax Period for which an originally filed (i.e., not an amended) Tax Return has not been filed on or prior to the Closing Date, solely in respect of those jurisdictions in which the Company Group is currently filing Tax Returns with respect to Taxes, determined: (a) by taking into account any Transaction Tax Deductions properly deductible by the Company in such Pre-Closing Tax Period to the extent permitted at a “more likely than not” or higher standard of confidence; (b) in accordance with Section 11.1(c); (c) without regard to any accruals or reserves established or required to be established under GAAP methodologies for contingent Taxes or with respect to uncertain Tax positions; (d) in accordance with the accounting methodology and the past practices (including reporting positions, elections and accounting methods) of the Company Group in preparing their Tax Returns with respect to Taxes; (e) by excluding any Taxes attributable to any action taken at the direction of Purchaser or any of its Affiliates (including Blocker Corp, the Company and its Subsidiaries) on the Closing Date after the Closing outside the ordinary course of business; (f) without regard to any deferred Tax assets or deferred Tax liabilities, but (for the avoidance of doubt) giving effect in each applicable jurisdiction to any net operating losses and interest expense carryforwards and other Tax attributes available, and permitted under applicable Law, to offset income in such jurisdiction; (g) by taking into account any estimated Tax payments made prior to the Closing Date to the extent actually available to offset an applicable Tax liability in a Pre-Closing Tax Period; (h) by taking into account Tax refunds receivable to the extent actually available to offset positive Tax liabilities that would otherwise be taken into account in the calculation of Company Tax Amount; and (i) by taking into account Taxes imposed on the Company Group with respect to actions taken pursuant to Section 7.8.

“Company Transaction Expenses” means to the extent not paid by the Company Parties or the other Company Group Members prior to the Calculation Time (and without duplication), all Transaction Expenses of the Company Parties and the other Company Group Members or for which the Company Parties or the other Company Group Members are liable based on arrangements made by the Sellers or, prior to the Closing, by the Company Parties or the other Company Group Members, whether or not billed or invoiced on or prior to the Calculation Time and shall include, to the extent unpaid as of the Calculation Time, the Employee Obligations for which the Company Parties or any other Company Group Member is liable; provided, that in no event shall Company Transaction Expenses include (a) any payments made or required to be made pursuant to arrangements entered into by Purchaser or any of its Affiliates, (b) any fees or expenses related to (i) any financing transaction effected by or on behalf of Purchaser or its Affiliates or (ii) the Assumed Execution Date Gas/NGL Hedges, (c) the D&O Tail Policy, (d) Transfer Taxes, (e) Current Liabilities, Indebtedness, the Notes Redemption Amount or the Company Notes Principal Amount, or (f) any other fees, costs or expenses (i) for which Purchaser is expressly responsible under this Agreement (including pursuant to Section 7.2(b)) or any other Transaction Documents, or (ii) incurred by Purchaser, Blocker Corp or any Company Group Member following the Closing based on arrangements made by Purchaser or its Subsidiaries.

“Confidentiality Agreement” means that certain Nondisclosure and Confidentiality Agreement, dated as of March 26, 2025, by and between the Company and Purchaser.
Appendix A-8

“Consent” means any consent, clearance, waiting period expiration or termination, approval, registration, permit, authorization or waiver from any Governmental Authority.

“Contract” means any contract, agreement, subcontract, lease, sublease, deed, mortgage, license, instrument, note, commitment, obligation, undertaking, indenture, purchase order or arrangement (including any and all amendments and modifications thereto), whether written or oral but excluding the Real Property Interests, easements, rights of way, or other surface rights related to the Real Property Interests, and any other instrument creating or memorializing the ownership of any such Real Property Interests or surface rights.

“Contracting Parties” has the meaning set forth in Section 12.15.

“Control” means with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person. The terms “controls” and “controlled by” and other derivatives shall be construed accordingly.

“CPPIB” has the meaning set forth in preamble of this Agreement.

“Creditors’ Rights” has the meaning set forth in Section 3.3.

“Current Assets” means the total consolidated current assets of the Financial Statement Entities and Blocker Corp, as determined in accordance with the Accounting Principles. Current Assets shall exclude (i) Cash and Cash Equivalents, (ii) any Tax assets, (iii) any intercompany payables and receivables solely between or among the Company and its Subsidiaries or solely between Blocker Corp and the Company, (iv) any outstanding derivative receivables and the current value of open derivative positions as of the Calculation Time, in each case of this clause (iv), in respect of the Assumed Execution Date Gas/NGL Hedges (except for accrued or invoiced receivables as of the Calculation Time), and (v) any ROU assets.

“Current Liabilities” means the total consolidated current liabilities of the Financial Statement Entities and Blocker Corp, as determined in accordance with the Accounting Principles. Current Liabilities shall exclude (i) Company Transaction Expenses, (ii) Indebtedness, (iii) the Notes Redemption Amount, (iv) the Company Notes Principal Amount, (v) any Tax liabilities (including deferred Tax liabilities), (vi) any intercompany payables and receivables solely between or among the Company and its Subsidiaries or solely between Blocker Corp and the Company, (vii) any outstanding derivative payables and the current value of open derivative positions as of the Calculation Time in respect of the Assumed Execution Date Gas/NGL Hedges (except for accrued or invoiced payables as of the Calculation Time), and (viii) the current value of any operating lease liabilities recorded under ASC 842.

“Customary Agreement” has the meaning set forth in Section 3.8(h).
Appendix A-9

“D&O Indemnified Parties” has the meaning set forth in Section 7.10(a).

“D&O Tail Policy” has the meaning set forth in Section 7.10(c).

“Damages” means, subject to Section 12.15, the amount of any liability, loss, cost, expense, claim, award or judgment incurred or suffered by any Person (entitled to be indemnified under this Agreement) arising out of or resulting from such matter, whether attributable to personal injury or death, property damage, contract claims (including contractual indemnity claims), torts, or otherwise, including reasonable out-of-pocket fees and expenses of attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, in each case, net of any insurance proceeds received by such Person; provided, however, that the term “Damages” shall not include consequential damages (including loss of profits) suffered by the Party claiming indemnification, or any pecuniary, exemplary, punitive or similar damages except to the extent awarded to a third party by a Governmental Authority of competent jurisdiction.

“Damages Cap” has the meaning set forth in Section 10.2(a).
“Debt Payoff Letter” has the meaning set forth in Section 7.13(a). “Disputed Amounts” has the meaning set forth in Section 2.3.

“Distribution Instructions” means, with respect to any payments or distributions contemplated by this Agreement to be made to the Sellers or their designees, an instruction delivered in writing by Seller Representative to the applicable payor that sets forth the account(s) to which such payments should be made and the allocation of such payment among such accounts.

“EAM” has the meaning set forth in preamble of this Agreement.

“EAM GP” has the meaning set forth in preamble of this Agreement and is the general partner of EAM and EAM II.

“EAM II” has the meaning set forth in preamble of this Agreement.

“Economic Sanctions/Trade Laws” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the United States (including OFAC and the U.S. Department of State), the United Nations Security Council, the European Union, any European Union Member State, or the United Kingdom.

“Employee Obligations” means any sale, change-in-control or transaction-related bonuses, retention payments, termination payments, severance or other similar amounts payable to any current or former employees of any Company Party or other Company Group Member or EmployerCo in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby (whether prior to, upon or after such consummation and whether or not in connection with another event, including any termination of employment at or following the Closing) or the employer portion of payroll Taxes to be imposed thereon.

“Employment Loss” has the meaning set forth in Section 7.9(f).
Appendix A-10

“EmployerCo” has the meaning set forth in the Preamble and Section 3.18(a).

“Encumbrance” means any charge, claim, license, limitation, condition, equitable interest, mortgage, lien, pledge, security interest, right of first refusal and/or right of first offer, pre-emptive right, adverse claim or restriction of any kind, including any restriction on or transfer or other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, transfer, receipt of income or exercise of any other attribute of ownership.

“Enterprise Value” means $5,600,000,000.00.

“Entity Sellers” has the meaning set forth in the preamble of this Agreement.

“Environmental Condition” means (a) a condition with respect to the air, soil, subsurface, surface waters, ground waters or sediments that causes any asset or property of the Company Group (or any Company Group Member with respect to such asset or property) not to be in compliance with any Environmental Law; (b) the existence with respect to the assets or properties of the Company Group or their operation thereof of any environmental pollution, contamination, degradation, damage or injury caused by or related to any such asset or property for which Remediation is presently required under Environmental Laws; or (c) any condition, act or omission with respect to any asset or property of the Company Group or operation thereof that gives rise to liabilities or obligations under Environmental Laws.

“Environmental Laws” means, as the same have been amended as of the Execution Date, any Law (including common law) relating to pollution, the protection or restoration of the environment or, as such relates to Hazardous Substances, Hydrocarbons or NORM, or natural resource damages, including any such law relating to the generation, manufacture, treatment, storage, disposal, use, handling, transportation or Release of any Hazardous Substances, Release of Hydrocarbons, or to exposure to Hazardous Substances, Hydrocarbons or NORM, including CERCLA, the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; and the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Occupational Safety and Health Act, and their implementing regulations, along with and all similar state or local acts and regulations.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 3.18(c).

“Escrow Agent” means Citibank, N.A.

“Estimated Closing Cash and Cash Equivalents” has the meaning set forth in Section 2.2(a).
Appendix A-11

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.2(a).

“Estimated Closing Net Working Capital” has the meaning set forth in Section 2.2(a).

“Estimated Closing Statement” has the meaning set forth in Section 2.2(a).

“Estimated Company Transaction Expenses” has the meaning set forth in Section 2.2(a).

“Estimated Other Sell-Side Transaction Expenses” has the meaning set forth in Section 2.2(a).

“Estimated Reimbursed Transaction Expenses Adjustment Amount” means an amount (which may not be a negative number) equal to the lesser of the Transaction Expenses Threshold and the aggregate amount (without duplication) of Estimated Other Sell-Side Transaction Expenses and Estimated Company Transaction Expenses.

“Excess Seller Representative Expenses” has the meaning set forth in Section 12.21(b).

“Execution Date” has the meaning set forth in preamble of this Agreement.

“Existing Oil or Interest Rate Hedges” means any Oil Hedges or Interest Rate Hedges to which a Company Group Member is party in place or otherwise existing as of the Execution Date.

“FCPA” has the meaning set forth in Section 3.17.

“Final Purchase Price” means an amount equal to (a) the Enterprise Value, plus (b) the amount (if any) by which (x) the Closing Net Working Capital exceeds (y) the Net Working Capital Target, minus (c) the amount (if any) by which (x) the Net Working Capital Target exceeds (y) the Closing Net Working Capital, minus (d) Closing Indebtedness, plus (e) Closing Cash and Cash Equivalents, minus (f) the Company Notes Principal Amount, minus (g) the Company Transaction Expenses, minus (h) the Adjustment Escrow Amount, minus (i) Seller Representative Expenses plus (j) the Reimbursed Transaction Expenses Adjustment Amount.

“Final Purchase Price Allocation” has the meaning set forth in Section 11.5.

“Financial Statements” has the meaning set forth in Section 3.19(a).

“Financial Statement Entities” means the Company and its consolidated Subsidiaries.

“Financing” means any debt financing obtained by Purchaser (or any of its Affiliates on its behalf) for the purpose of financing the transactions contemplated hereby.

“Financing Parties” has the meaning set forth in Section 12.23.

“Financing Party Action” has the meaning set forth in Section 12.23.
Appendix A-12

“Financing Transactions” has the meaning set forth in Section 7.20(a).

“Fraud” means with respect to a Party, an actual and intentional fraud (as construed under the Laws of the State of Delaware) with respect to the making of the representations and warranties by such party in Article 3, Article 4, Article 5, or Article 6, as applicable; provided, that, notwithstanding anything to the contrary, “Fraud” does not include any claim based on equitable fraud, promissory fraud, constructive knowledge, negligent misrepresentation, recklessness or other similar theory.

“Funded Indebtedness” means the amount equal to (a) the payoff amount contained within the Debt Payoff Letter (the “Debt Payoff Amount”), plus (b) the Notes Redemption Amount.

“GAAP” means United States generally accepted accounting principles as in effect from time to time.

“Gas/NGL Hedges” means any gas or natural gas liquid (NGL) derivative assets/liabilities or Contracts of the Company Group Members.

“Governmental Authority” means any government, and any instrumentality, subdivision, court, legislature, executive, administrative agency, commission, department, official or other authority, of the United States or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any administrative, executive, judicial, legislative, arbitral, police, regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Hazardous Substances” means any: (a) chemical, pollutants, contaminants, toxic or hazardous substances, materials, wastes, constituents, compounds or chemicals that are regulated by, or may form the basis of liability under, any Environmental Laws, including asbestos-containing materials, produced water, poly-chlorinated biphenyls, per- or polyfluoroalkyl substances, radioactive materials, urea formaldehyde foam insulation or radon gas; (b) petroleum hydrocarbons, petroleum products, petroleum substances, natural gas, crude oil, condensate, or any components, fractions or derivatives thereof; and (c) produced water or brine.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Hydrocarbons” means oil, gas, condensate and other gaseous and liquid hydrocarbons or any combination thereof, and all minerals, products and substances extracted, separated, processed and produced therefrom or therewith.

“Imbalance” shall mean any over-production, under-production, over-delivery, under- delivery or similar imbalance of Hydrocarbons produced from or allocated to the Real Property Interests, regardless of whether such imbalance arises at the platform, wellhead, pipeline, gathering system, transportation system, processing plant or other location.

“Income Tax” means a Tax based on net income or profits.
Appendix A-13

“Indebtedness” means, with respect to the Company Parties and the other Company Group Members, on a consolidated basis, without duplication: (a) indebtedness for borrowed money, (b) obligations of such Persons to pay the deferred purchase or acquisition price for any property of such Persons or goods or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding any accounts payable, accrued expenses or any indebtedness or other monetary obligations to trade creditors of such Person incurred in the ordinary course of business), including any “earn-out” liabilities, seller notes, contingent purchase price or similar performance-based payment obligations under any Contract (calculated based on the maximum amount of such obligations that could reasonably become payable following the Closing), (c) indebtedness evidenced by notes, debentures, bonds, or other similar instruments, (d) obligations of such Persons in respect of letters of credit, bankers’ acceptance, surety bonds, bank guarantees or similar credit transactions, in each case, solely to the extent drawn, (e) lease obligations of such Persons which must be, in accordance with the Accounting Principles, (f) indebtedness, commitment fees or other obligations of such Persons with respect to the Company Credit Agreement, (g) the Blocker Corp Tax Amount, (h) the Company Tax Amount, (i) accrued and unpaid dividends and other distributions payable to the Sellers and their Affiliates (excluding the Blocker Corp, the Company and their Subsidiaries), (j) obligations to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference, (k) any net payment obligations under any interest rate or currency swap, collars, caps, forward or interest rate or currency hedging Contracts, assuming such Contracts are terminated at Closing, (l) all interest, penalties, fees (including any prepayment premiums, breakage costs or redemption, early termination or change of control fees), and other expenses accrued or otherwise due or owing with respect to any obligations referenced in this definition (excluding the Notes Redemption Amount), (m) indebtedness of others as described in clauses (a) through (l) above guaranteed by such Persons or for which such any such Person is liable as obligor, surety, by Contract, or otherwise (but only to the extent such Person is found liable), and (n) all obligations of the type referred to in clauses (a) through (l) of other Persons secured by any Encumbrance on any property or asset of such Person, whether or not such obligation is assumed by such Person (but only to the extent of the value of the property or asset that is subject to the Encumbrance); but, solely for purposes of avoiding double counting, Indebtedness does not include amounts to the extent included in Company Transaction Expenses, the Notes Redemption Amount and the Company Notes Principal Amount (including in each case of the Notes Redemption Amount and the Company Notes Principal Amount, any amounts in respect thereof that would otherwise constitute Indebtedness pursuant to the foregoing clauses (l) through (n)). Indebtedness does not include outstanding commodity derivative receivables or payables or the current value of open commodity derivative positions, in each case, with respect to Assumed Execution Date Gas/NGL Hedges.

“Independent Accountant” has the meaning set forth in Section 2.3(a).

“Initial Outside Date” has the meaning set forth in the definition of “Outside Date” in this Appendix A.

Appendix A-14

“Intellectual Property Rights” means rights in any of the following to the extent subject to protection under applicable Law: (a) trademarks, service marks, logos and trade names; (b) patents; (c) copyrights; (d) internet domain names; (e) trade secrets and other proprietary and confidential information; and (f) any registrations or applications for registration for any of the foregoing.

“Interest Rate Hedges” means any interest rate derivative assets/liabilities or Contracts of the Company Group Members

“Interests” means, with respect to any Person: (a) capital stock, membership interests, units, partnership interests, other equity interests, rights to profits or revenue and any other similar interest of such Person (including the right to participate in the management and business and affairs or otherwise Control such Person); (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing; and (c) any right (contingent or otherwise) to subscribe for, purchase or otherwise acquire any of the foregoing.

“Interim Financial Statements” has the meaning set forth in Section 3.19(a).

“IRS” means the United States Internal Revenue Service.

“Law” means any Permit, statute, law, ordinance, regulation, rule, code, executive order, or Order of any Governmental Authority.

“Leases” has the meaning set forth in the definition of “Real Property Interests” in this Appendix A.

“LLC Interests” has the meaning set forth in the recitals to this Agreement.

“LW” has the meaning set forth in Section 12.20.

“Materials” has the meaning set forth in Section 7.11.

“Material Company Group Insurance Policies” has the meaning set forth in Section 3.22.

“Material Contracts” has the meaning set forth in Section 3.10(a).

“Material Leases” has the meaning set forth in Section 3.13.

“MSA” means that certain Master Services Agreement, by and between the Company and EAM GP, dated June 27, 2017, as amended, restated, supplemented or otherwise modified from time to time.

“Multiemployer Plan” has the meaning set forth in Section 3.18(d).

“Named Financing Parties” means each Financing Party that has entered into a commitment letter, engagement letter or other documentation with the Purchaser or any of its Subsidiaries with respect to any Financing and any amendments, supplements, joinder agreements and definitive documentation relating thereto.
Appendix A-15

“Net Mineral Acres” means, as computed separately with respect to each Lease as to the lands and depths described for such Lease in Schedule 1.1(a) of the Company Group Disclosure Letter, (a) the number of gross acres in the land covered by such Lease, multiplied by (b) the lessor’s or owner’s undivided mineral interest in the Hydrocarbons in such lands covered by such Lease, multiplied by (c) the Company Group’s Working Interest in such Leases.

“Net Revenue Interest” means, (a) with respect to any Well, the applicable Company Group Member’s interest (expressed as a percentage or a decimal) in and to the Hydrocarbons produced and saved or sold from or allocated to such Well from those formations in which such Well is currently producing, or with respect to a Well that is not currently producing, the last depth or formation at which it produced, or (b) with respect to any Lease, the applicable Company Group Member’s interest (expressed as a percentage or a decimal on an “8/8ths” basis with respect to the applicable Company Group Member’s Working Interest in such Lease) in and to the Hydrocarbons produced and saved or sold from or allocated to such Lease as to the lands and depths described for such Lease on Schedule 1.1(a) of the Company Group Disclosure Letter, in the case of each of clauses (a) and (b), after giving effect to all royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments, carried interests, reversionary interests and other burdens on, measured by or payable out of Hydrocarbon production therefrom.

“Net Working Capital” means, as of any time of determination, (a) the Current Assets minus (b) Current Liabilities, as calculated pursuant to the Accounting Principles. For illustrative purposes only, Exhibit C hereto sets forth a calculation of Net Working Capital as of December 31, 2024.

“Net Working Capital Determination Time” means 12:01 a.m. Central Time on the Closing Date.

“Net Working Capital Target” means negative three hundred thirty million dollars ($330,000,000).

“New Gas/NGL Hedges” means any Gas/NGL Hedges not existing as of the Execution Date and entered into by a Company Group Member following the Execution Date and prior to the Closing Date.

“New Oil or Interest Rate Hedges” means any Oil Hedges or Interest Rate Hedges not existing as of the Execution Date and entered into by a Company Group Member following the Execution Date and prior to the Closing Date.

“No-Offer Employee” has the meaning set forth in Section 7.9(b).

“Nonparty Affiliates” has the meaning set forth in Section 12.15.

“Non-Solicit Period” means the period beginning on the Execution Date and continuing through the date that is twelve (12) months after the first to occur of the Closing Date or the date that this Agreement is terminated in accordance with the express terms of Article 10 herein.
Appendix A-16

“NORM” means naturally occurring radioactive material.

“Notes Redemption” has the meaning set forth in Section 7.13(b).

“Notes Redemption Amount” means, in connection with any Specified Indenture Action, an amount equal to the sum of (a) the aggregate principal amount of, plus any accrued and unpaid interest up to the Closing Date, and with respect to any Company Notes that are to be redeemed in accordance with the applicable Company Notes Indenture and Section 7.13, and (b) all interest (excluding any accrued and unpaid interest up to the Closing Date), penalties, fees (including any prepayment premiums, breakage costs or redemption, early termination or change of control fees), and other expenses accrued or otherwise due or owing with respect to any such Company Notes that are to be redeemed in accordance with the applicable Company Notes Indenture and Section 7.13.

“Oil and Gas Investments” has the meaning set forth in Section 5.9.

“Oil Hedges” means any oil derivative assets/liabilities or oil derivative Contracts of the Company Group Members.

“Orders” means any order, injunction, judgment, decree, ruling, stipulation, writ, decision or award of a Governmental Authority.

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation and the partnership agreement thereof, and (d) with respect to any other Person, the organizational, constituent or governing documents or instruments of such Person.

“Other Class A Unitholder” means each of the Persons listed on the signature pages to this Agreement under the header “Other Class A Unitholders”.

“Other Sell-Side Transaction Expenses” means the Transaction Expenses incurred by the Sellers, the Company Parties and the other Company Group Members in connection with this Agreement and the transactions contemplated hereby, which (x) have either been paid by such Persons as of the Calculation Time or (y) if unpaid, are not the obligations of the Company Parties or any other Company Group Members. Other Sell-Side Transaction Expenses shall exclude Employee Obligations.

“Outside Date” means May 30, 2026 (the “Initial Outside Date”); provided, however, that if as of three (3) Business Days before the Initial Outside Date, the conditions set forth in Section 8.1(c), Section 8.1(d), Section 8.2(d) or Section 8.2(e) shall not have been satisfied or waived (and in the case of Section 8.1(c) and Section 8.2(d), only if the relevant condition shall not have been satisfied due to an Antitrust Law), but all of the other conditions set forth in Article 8 have been satisfied or waived (or are then capable of being satisfied if the Closing were
Appendix A-17

to take place on such date in the case of those conditions to be satisfied at the Closing), then the Outside Date shall automatically be extended to August 31, 2026.

“Partnership Tax Audit Rules” means the provisions of Subchapter C of Subtitle A, Chapter 63 of the Code, as amended by the Bipartisan Budget Act of 2015, P.L. 114-74 (together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof), or any similar provisions or procedures established by any state or local Governmental Authority with respect to any Pre-Closing Tax Period.

“Party” and “Parties” have the meanings set forth in the preamble of this Agreement.

“Pass-Through Tax Return” means any Tax Return with respect to Income Taxes filed by or with respect to the Company to the extent that (i) the Company is treated as a partnership for purposes of such Tax Return and (ii) the results of operations reflected on such Tax Return are also reflected on the Tax Returns of Blocker Corp, any of Sellers or the direct or indirect owners of Sellers.

“Permits” means federal, state and local government licenses, permits, registrations, franchises, orders, consents, approvals, variances, waivers, exemptions and other authorizations by, or filings with, any Governmental Authority.

“Permitted Encumbrances” means any or all of the following:

(a)royalties and any overriding royalties, net profits interests, free gas arrangements, production payments, reversionary interests, back in interests and other similar burdens on production to the extent that the net cumulative effect of such burdens does not (i) reduce the Company Group’s Net Revenue Interest below that shown in Schedule 1.1(a) or Schedule 1.1(b) of the Company Group Disclosure Letter, as applicable, (ii) increase the Company Group’s Working Interest above that shown in Schedule 1.1(a) or Schedule 1.1(b) of the Company Group Disclosure Letter, as applicable, without a proportionate increase in the Net Revenue Interest of the Company Group, or (iii) reduce the Company Group’s Net Mineral Acres below that shown in Schedule 1.1(a) of the Company Group Disclosure Letter;

(b)all unit agreements, pooling agreements, operating agreements, farmout agreements, Hydrocarbon production sales contracts, division orders and other contracts, agreements and instruments applicable to the Properties, to the extent that such Encumbrance secures obligations that are not indebtedness or a deferred purchase price and are not delinquent;

(c)    preferential rights to purchase and consent to transfer requirements of any Person to the extent not triggered by the consummation of the transactions contemplated by this Agreement;

(d)    liens for Taxes, assessments or other governmental charges not yet delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP;
Appendix A-18

(e)    materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar liens or charges arising in the ordinary course of business for amounts not yet delinquent or if delinquent, being contested reasonably and by appropriate actions, and for which adequate cash reserves are maintained for the payment thereof in accordance with GAAP (including any amounts being withheld as provided by Law);

(f)    actions by Governmental Authorities that do not apply to the transactions contemplated by this Agreement or, if they do apply, are customarily obtained subsequent to the closing of transactions that are similar to the transactions contemplated by this Agreement if such Governmental Authority is, pursuant to applicable Law, without discretion to refuse to grant such consent if specifically enumerated conditions set forth in such applicable Law are satisfied;

(g)    conventional rights of reassignment normally actuated by an intent to abandon or release a Lease and requiring notice to the holders of such rights, to the extent such rights are not ripe;

(h)    gas balancing and other production balancing obligations, and obligations to balance or furnish make-up Hydrocarbons under Hydrocarbon sales, gathering, processing or transportation contracts listed on Schedule 3.10(a) of the Company Group Disclosure Letter;

(i)    all rights reserved to or vested in any Governmental Authorities to regulate any of the assets or properties of Blocker Corp or any Company Group Member or to assess Tax with respect to the assets or properties of Blocker Corp or any Company Group Member, the ownership, use or operation thereof, or revenue, income or capital gains with respect thereto, and all obligations and duties under all applicable Laws of any such Governmental Authority or under any franchise, grant, license or Permit issued by any Governmental Authority;

(j)    any lien, charge or other encumbrance on or affecting the assets or properties of any Company Party or any other Company Group Member that is discharged by a Seller, a Company Party or another Company Group Member at or prior to Closing at no expense to Purchaser;

(k)    the terms and provisions of the Leases, easements, rights-of-way (and other surface rights), units and Contracts relating to the Properties to the extent they do not (i) reduce the Company Group’s Net Revenue Interest below that shown in Schedule 1.1(a) or Schedule 1.1(b) of the Company Group Disclosure Letter, as applicable, (ii) increase the Company Group’s Working Interest above that shown in Schedule 1.1(a) or Schedule 1.1(b) of the Company Group Disclosure Letter, as applicable, without a proportionate increase in the Net Revenue Interest of the Company Group, or (iii) reduce the Company Group’s Net Mineral Acres below that are shown in Schedule 1.1(a) of the Company Group Disclosure Letter

(l)    zoning and planning ordinances and municipal regulations that do not materially interfere with the current operation or use of the property or asset affected thereby (as currently owned and operated);

Appendix A-19

(m)    all statutory Encumbrances in respect of obligations which are not yet due and payable;

(n)    outstanding deed of trust and mortgage Encumbrances burdening the interest of any lessor under any of the Leases, unless such deed of trust or mortgage is not subordinated to the rights of Blocker Corp or the Company Group, as applicable, and there is evidence that the mortgagee or Encumbrance holder has asserted a default under any such deed of trust or mortgage and has exercised, or intends to exercise, foreclosure proceedings;

(o)    depth severances to the extent shown in Schedule 1.1(a) or Schedule 1.1(b) of the Company Group Disclosure Letter

(p)    defects or irregularities arising from prior oil and gas leases in the chain of title that are not surrendered of record unless Purchaser affirmatively demonstrates that such prior oil and gas leases had not expired prior to the creation of the Lease in question;

(q)    any Encumbrances created by Law or reserved in the Leases for royalties, bonus or rental, or created to secure compliance with the terms of the Leases, provided that, in each such case, the Company Group is then in compliance with the terms of such Leases in all material respects and the respective lessor has no cause or right to enforce or execute on such Encumbrances;

(r)    any defect arising out of a lack of corporate or entity authorization, arising from a failure to recite marital status or arising out of omissions of successions of heirship or estate proceedings, except in each case where evidence is available that reasonably supports a Third Party’s claim to superior title;

(s)    lack of a survey of the surface of the Properties, unless a survey is required by Law;

(t)    defects or irregularities that have been cured or remedied by applicable statutes of limitation or statutes for prescription;

(u)    failure to record Leases issued by any Governmental Authority (which, for the avoidance of doubt, includes any state agency or any successor agency thereto) in the real property, conveyance, or other records of the county in which such Leases are located, provided that the instruments evidencing the conveyance of such title to any Company Group Member from its immediate predecessor in title are recorded with the Governmental Authority that issued any such Lease;

(v)    rights of any (i) common owner of any interest in any fee mineral interest as tenants in common or through common ownership, (ii) owner or lessee of any oil and gas interests in formations, strata, horizons, or depths other than the depths described for the applicable Lease described on Schedule 1.1(a) of the Company Group Disclosure Letter or (iii) common owner of any interest in surface rights currently held by the Company Group and such common owner as tenants in common or through common ownership;
Appendix A-20

(w)    (i) lack of a division order or an operating agreement covering any Property (including portions of a Property that were formerly within a unit but which have been excluded from the unit as a result of a contraction of the unit) or (ii) failure to obtain waivers of maintenance of uniform interest, restriction on zone transfer, or similar provisions in operating agreements with respect to assignments in the applicable Company Group Member’s chain of title to the Property unless (A) the underlying provisions of such operating agreement provide that such failure voids or nullifies (automatically or at the election of the holder thereof) the assignment with respect to such asset or (B) there is an outstanding and pending, unresolved claim from a third party with respect to the failure to obtain such waiver;

(x)    defects based on or arising solely out of the failure of any Company Group Member to enter into, be party to, or be bound by, pooling provisions, a pooling agreement, production sharing agreement or other similar agreement with respect to any horizontal Well that crosses more than one Lease or tract to the extent (i) such Well has been permitted by the Ohio Department of Natural Resources or other applicable Governmental Authority and (ii) the allocation of Hydrocarbons produced from such Well among such Lease or tracts is based upon the length of the “as drilled” horizontal wellbore open for production, the total length of the horizontal wellbore, or other methodology that reasonably attributes to each such Lease or leasehold tract its share of such production;

(y)    decreases in the Company Group’s Net Revenue Interest or Net Mineral Acres (i) in connection with those operations in which the Company Group may be a non- consenting co-owner after the Execution Date in accordance with the terms of Section 7.5 or Section 7.19, (ii) resulting from the reversion of interests to co-owners with operations in which such co-owners elect not to consent after the Execution Date, (iii) resulting from the establishment or amendment, after the Execution Date of (A) pools or units and (B) allocations to horizontal laterals, (iv) decreases required to allow other working interest owners to make up past underproduction or pipelines to make up past under-deliveries or (v) as otherwise shown on Schedule 1.1(a) of the Company Group Disclosure Letter;

(z)    increases in the Company Group’s Working Interest (i) that are accompanied by at least a proportionate increase in the Company Group’s Net Revenue Interest, (ii) resulting from contribution requirements with respect to defaulting or non- consenting co-owners under the applicable operating agreement, (iii) to the extent such increases result from co-owners electing under applicable operating agreements not to participate in an operation relating to such Well or (iv) as otherwise shown on Schedule 1.1(b) of the Company Group Disclosure Letter; and

(aa)    any Encumbrances, defects, burdens or irregularities that have been identified in Section 3.13 and Section 3.14 of the Company Group Disclosure Letter.

“Person” means an individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, person, trust, association, organization or other entity, including any Governmental Authority, and including any successor, by merger or otherwise, of any of the foregoing.
Appendix A-21

“Post-Closing Tax Period” means any taxable period that begins after the Closing Date and the portion of any Straddle Period that begins after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending at the end of the Closing Date.

“Proceeding” means any action, suit, litigation, arbitration, or other judicial or administrative proceeding by or before any Governmental Authority.

“Properties” means, collectively, the Real Property Interests and the Wells.

“Provider” means any of one or more Sellers, or any Affiliate thereof, that is party to the Transition Services Agreement as the provider of transition services thereunder.

“Public Announcement Restrictions” has the meaning set forth in Section 7.3(a).

“Purchase Price Allocation” has the meaning set forth in Section 11.5(b).

“Purchased Interests” has the meaning set forth in the recitals to this Agreement.

“Purchaser” has the meaning set forth in the preamble of this Agreement.

“Purchaser Material Adverse Effect” means with respect to Purchaser, any Effect that materially and adversely affects the ability of Purchaser to consummate the transactions contemplated hereby.

“Purchaser Prepared Income Tax Returns” has the meaning set forth in Section 11.1(a).

“Purchaser Releasor” has the meaning set forth in Section 12.10.

“R&W Insurance Policy” means a representations and warranties policy obtained and bound by Purchaser and paid for by Purchaser with respect to this Agreement.

“Real Property Interests” means (a) the oil and gas leases, oil, gas, and mineral leases, subleases, and other leaseholds, all renewals, extensions, ratifications and amendments of such leases and leaseholds of any Company Group Member (the “Leases”), and (b) all mineral fee interests, royalty interests, net profits interests, overriding royalty interests, carried interests, working interests, net revenues interests, and other interests and rights to Hydrocarbons of any Company Group Member, including those described on Schedule 1.1(a) of the Company Group Disclosure Letter.

“Redemption Notice” has the meaning set forth in Section 7.13(b).

“Reimbursed Employee Expenses” has the meaning set forth in Section 7.9(b).

“Reimbursed Transaction Expenses Adjustment Amount” means an amount (which may not be a negative number) equal to the lesser of the Transaction Expenses Threshold and the sum
Appendix A-22

(without duplication) of Other Sell-Side Transaction Expenses and Company Transaction Expenses.

“Related Party Contract” means any Contract between (a) any Company Group Member or Blocker Corp, on the one hand, and (b) Sellers, or any Affiliate of Sellers (other than a Company Group Member or Blocker Corp), or any of their respective officers, directors, stockholders, members, partners, managers, investors, private equity sponsors, or employees, on the other hand.

“Related Person” means, with respect to any Person, each of such Person and its Affiliates, and its and their respective former, current and future general or limited partners, mangers, members, direct or indirect equityholders and stockholders, controlling persons, Affiliates, assignees, or representatives of any of the foregoing, or any former, current or future estates, heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, pouring, leaching, migrating, dumping, emitting, escaping or emptying into or upon any soil, air, sediment, subsurface strata, surface water, groundwater, or drinking water supply.

“Release of Hydrocarbons” means any Release of Hydrocarbons that triggers any reporting obligations to any Governmental Authority under any applicable Law.

“Relevant Purchaser Prepared Income Tax Return” has the meaning set forth in Section 11.5.

“Remediation” including the correlative term “Remediate” means the implementation and completion of any investigative, remedial, removal, response, monitoring, construction, repair, closure, disposal, restoration or other corrective actions (including any necessary filings or interactions with Governmental Authorities) required under Environmental Laws to respond, to the extent required by applicable Environmental Laws, to any Release or threatened Release of any Hazardous Substances at, on, under or from any assets of properties of the Company Group, in the most cost-effective manner allowed under applicable Environmental Laws, considering ongoing operation and maintenance and any operational or use limitations or controls.

“Remedy Action” has the meaning set forth in Section 7.2(d).

“Representatives” means (a) partners, employees, officers, directors, members, direct and indirect equity owners and counsel of a Party or any of its Affiliates or any prospective purchaser of a Party or an interest in a Party; (b) any investment bank, consultant or agent retained by a Party or the parties listed in subsection (a) above; and (c) any bank, other financial institution or entity funding, or proposing to fund, such Party’s operations in connection with business of the Company Group, including any consultant retained by such bank, other financial institution or entity.

“Resolution Period” has the meaning set forth in Section 2.3.

Appendix A-23

“Restricted Business” means (x) with respect to CPPIB, any exploration and production company with significant operations in the Utica shale basin or otherwise in proximity to the Company’s or its Subsidiaries’ operations and operating with the “Encino”, “Encino Energy” or “EAP” name or mark (or any name or mark confusingly similar thereto); and (y) with respect to any other Seller, any exploration and production company with significant operations in the Utica shale basin or otherwise in proximity to the Company’s or its Subsidiaries’ operations as of Closing.

“Restrictive Covenant Agreement” has the meaning set for in the recitals to this Agreement.

“Reverse Termination Fee” means a cash amount equal to $392,000,000.

“Review Period” has the meaning set forth in Section 2.3.

“Sanctions Target” means any Person that is the target of Sanctions, including (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, any Member State of the European Union, or the United Kingdom; (b) any Person operating, organized, or resident in a Sanctioned Country; (c) the government of a Sanctioned Country or the Government of Venezuela; or (d) any Person fifty percent (50%) or more owned or controlled by any such Person or Persons or acting for or on behalf of such Person or Persons.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, together with the rules and regulations of the SEC promulgated thereunder.

“Seller Material Adverse Effect” means with respect to a Seller, any Effect that materially and adversely affects the ability of such Seller to consummate the transactions contemplated hereby.

“Seller Representative” means CPPIB EAP Canada, Inc. or such other person designated as the Seller Representative pursuant to Section 12.21(a).

“Seller Representative Expenses” means $350,000.00.

“Sellers” has the meaning set forth in the preamble of this Agreement.

“Seller Fundamental Representations” has the meaning set forth in Section 8.2(a)(iii). “Seller Releasors” has the meaning set forth in Section 12.10.

“Severance Program” has the meaning set forth in Section 7.9(b).

“Shortfall Amount” has the meaning set forth in Section 2.4(b).

Appendix A-24

“Specified Indenture Action” has the meaning set forth in Section 7.13(b).

“Specified Purchaser Section Termination” has the meaning set forth in Section 10.2(d).

“Specified Seller Section Termination” has the meaning set forth in Section 10.2(c).

“Statement of Objections” has the meaning set forth in Section 2.3.

“Straddle Period” means any taxable period that begins on or before the Closing Date and ends after the Closing Date.

“Subject Interests” has the meaning set forth in the recitals to this Agreement.

“Subject Marks” has the meaning set forth in Section 7.11.

“Subsidiary” means, with respect to any Person, any other Person Controlled by such first Person, directly or indirectly, through one or more intermediaries.

“Support Services” has the meaning set forth in Section 7.21.

“Tax Contest” has the meaning set forth in Section 11.3.

“Tax Return” means any return (including any information return and any estimated return), report, statement, schedule, notice, form, election, estimated Tax filing, claim for refund or other document (including any attachments thereto and amendments thereof) filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority with respect to any Tax.

“Taxes” means all taxes, assessments or other similar charges in the nature of a tax imposed by a Governmental Authority, including all income, franchise, profits, capital gains, capital stock, gross receipts, sales, use, transfer, service, occupation, ad valorem, property, excise, production, severance, windfall profit, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding (including backup withholding) and estimated taxes, together with any interest and any penalties, additions to tax or additional amounts with respect thereto.

“Termination Fee” means a cash amount equal to $392,000,000.

“Third Party” means any Person other than a Party to this Agreement or an Affiliate of a Party to this Agreement.

“Transaction Documents” means this Agreement, Adjustment Escrow Agreement, the Transition Services Agreement (if and only if executed and delivered at Closing, as contemplated by Section 7.21) and the Restrictive Covenant Agreement.

“Transaction Expenses” means, with respect to a Person, its out-of-pocket fees, costs and expenses (including out-of-pocket legal, accounting, consultancy or financial advisory fees and
Appendix A-25

expenses) that are incurred in connection with this Agreement and the transactions contemplated hereby.

“Transaction Expenses Threshold” means $40,000,000.00.

“Transaction Tax Deductions” has the meaning set forth in Section 11.1(a).

“Transferred Employee” has the meaning set forth in Section 7.9(a).

“Transfer Taxes” has the meaning set forth in Section 11.4.

“Transition Services Agreement” has the meaning set forth in Section 7.21.

“Treasury Regulations” means the final, temporary, and proposed United States Department of the Treasury regulations promulgated under the Code.

“Union” has the meaning set forth in Section 3.18(m).

“U.S.” means the United States of America. “WARN” has the meaning set forth in Section 7.9(f).

“Wells” means all oil, gas, water, disposal, injection, monitoring, and other wells located on the Material Leases in which the Company Group owns an interest, including the oil and gas wells described on Schedule 1.1(b) of the Company Group Disclosure Letter, which Schedule is not inclusive of plugged and abandoned wells and undrilled wells that have been issued a permit.

“Willful and Material Breach” means a material breach (or the committing of a material breach) that is a consequence of an intentional act or failure to take an act by the breaching party.

“Working Interest” means, with respect to any Lease or Well, the interest (expressed as a percentage or a decimal) that is burdened with the obligation to bear and pay costs and expenses of maintenance, development and operations for such Lease (with respect to those formations in which such Well is currently producing, or with respect to a Well that is not currently producing, the last depth or formation at which it produced) or Well, without regard to the effect of any royalties, overriding royalties, nonparticipating royalties, net profits interests, production payments, carried interests, reversionary interests and other burdens on, measured by or payable out of production therefrom.

Appendix A-26